UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

May 18, 2011

Commission File Number 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

Kingdom of Spain

(Jurisdiction of incorporation or organization)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Explanatory Note

This Report on Form 6-K contains, as exhibits, certain documents relating to the issuance and sale by BBVA U.S. Senior, S.A. Unipersonal (the “Issuer”) of $1,000,000,000 aggregate principal amount of its Fixed Rate Senior Notes due 2014 and $600,000,000 aggregate principal amount of its Floating Rate Senior Notes due 2014 (collectively, the “Notes”), each guaranteed by Banco Bilbao Vizcaya Argentaria, S.A. (the “Guarantor”) (the “Guarantees”, and together with the Notes, the “Securities”). This Report on Form 6-K and the Exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-167820 on Form F-3.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Date: May 18, 2011	By:	/s/ Pedro M. Urresti
Name: Pedro M. Urresti
Title: Deputy CFO

Exhibit Index

Exhibit	Description of Exhibit

1.1	Pricing Agreement dated May 11, 2011

4.1	Form of Security Certificate representing the Fixed Rate Senior Notes due 2014

4.2	Form of Security Certificate representing the Floating Rate Senior Notes due 2014

5.1	Opinion of Davis Polk & Wardwell LLP, special United States counsel to the Issuer and Guarantor, as to the legality of the Securities being registered

5.2	Opinion of J&A Garrigues, S.L.P., Spanish counsel to the Issuer and Guarantor, as to the legality of the Securities being registered

23.1	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

23.2	Consent of J&A Garrigues, S.L.P. (included in Exhibit 5.2)

99.1	Tax Certification Agency Agreement dated May 18, 2011 and Letter of Appointment dated May 18, 2011

Exhibit 1.1

Pricing Agreement

May 11, 2011

BBVA Securities Inc.

1345 Avenue of the Americas

New York, NY 10105

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

Deutsche Bank Securities Inc.

60 Wall Street

New York, NY 10005

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

As Representatives of the several

Underwriters named in Schedule I hereto,

Ladies and Gentlemen:

BBVA U.S. Senior, S.A. Unipersonal, a sociedad anónima incorporated under the laws of the Kingdom of Spain (the “Company”), proposes, subject to the terms and conditions stated herein and in the Underwriting Agreement, a copy of which is attached hereto (the “Underwriting Agreement”), to issue and sell to the Underwriters named in Schedule I hereto (the “Underwriters”) the Securities specified in Schedule II hereto (the “Designated Securities”). Payment of principal and interest on the Designated Securities, as well as payment of the redemption price for the Designated Securities upon any redemption thereof plus accrued but unpaid interest on the Designated Securities, upon the dissolution, winding up or liquidation of the Company, will be fully, irrevocably and unconditionally guaranteed, on a senior basis (the “Guarantees”) by Banco Bilbao Vizcaya Argentaria, S.A, a sociedad anónima incorporated under the laws of the Kingdom of Spain (the “Guarantor”), to the extent described in the Pricing Prospectus (as defined in the Underwriting Agreement).

Each of the provisions of the Underwriting Agreement is incorporated herein by reference in its entirety, and shall be deemed to be a part of this Agreement to the same extent as if such provisions had been set forth in full herein; and each of the representations and warranties set forth therein shall be deemed to have been made at and as of the Applicable Time (as set forth in Schedule II attached hereto), except that each representation and warranty which refers to the Prospectus in Section 2 of the Underwriting Agreement shall be deemed to be a representation or warranty as of the date of the Prospectus (as defined in the Underwriting Agreement), and also a representation and warranty as of the Applicable Time in relation to the Prospectus as amended or supplemented relating to the Designated Securities and the related Guarantees which are the subject of this Pricing Agreement. Each reference to the Representatives or to the Underwriters in the provisions of the Underwriting Agreement so incorporated by reference shall be deemed to refer to you. Unless otherwise defined herein, terms defined in the Underwriting Agreement are used herein as therein defined. The Representatives designated to act on behalf of each of the Underwriters pursuant to Section 13 of the Underwriting Agreement and their addresses are set forth in Schedule II hereto.

A supplement to the Prospectus relating to the Designated Securities and the related Guarantees, in the form heretofore delivered to you (the “Prospectus Supplement”), is now proposed to be filed with the Commission.

Subject to the terms and conditions set forth herein and in the Underwriting Agreement incorporated herein by reference, each of the Company and the Guarantor jointly and severally agrees that the Company will issue and sell to each of the Underwriters, and (i) each of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Goldman, Sachs & Co. has agreed, severally and not jointly, to purchase from the Company, at the time and place and at the purchase price to the Underwriters set forth in Schedule II hereto, the principal amount of Designated Securities with related Guarantees set forth opposite the name of each such Underwriter in Schedule I hereto, less any amounts purchased by BBVA Securities Inc. pursuant to clause (ii) hereof and (ii) BBVA Securities Inc. has agreed, severally and not jointly, to act as a best efforts underwriter.

If the foregoing is in accordance with your understanding, please sign and return to us six (6) counterparts hereof, and upon acceptance hereof by you this letter and such acceptance hereof, including the provisions of the Underwriting Agreement incorporated herein by reference, shall constitute a binding agreement between the several Underwriters on the one hand and the Company and the Guarantor on the other.

It is understood that your acceptance of this letter on behalf of each of the Underwriters is or will be pursuant to the authority set forth in an Agreement among Underwriters.

[signature page follows]

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Very truly yours,

BBVA U.S. SENIOR, S.A. UNIPERSONAL

By:	/s/ Juan Isusi
Name: Juan Isusi
Title: Director

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Pedro Ma. Urresti
Name: Pedro Ma. Urresti
Title: Deputy CFO

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Accepted as of the date hereof:

BBVA SECURITIES INC.

By:	/s/ Rainer Kraft	By:	/s/ Diego Crasny
	Name: Rainer Kraft		Name: Diego Crasny
	Title: Head of Syndications North America		Title: Chief Financial Officer
CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jack D. McSpadden Jr.
Name: Jack D. McSpadden Jr.
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Jeanmarie Genirs
Name: Jeanmarie Genirs
Title: Managing Director, Debt Syndicate

By:	/s/ Tom Criqui
Name: Tom Criqui
Title: Director, Financial Institutions Syndicate

GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
Goldman, Sachs & Co.

On behalf of each of the Underwriters

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SCHEDULE I

Underwriter	Principal Amount of Fixed Rate Senior Notes to be Purchased
Citigroup Global Markets Inc.	$333,334,000

Deutsche Bank Securities Inc.	$333,333,000

Goldman, Sachs & Co.	$333,333,000

Total	$1,000,000,000

Underwriter	Principal Amount of Floating Rate Senior Notes to be Purchased
Citigroup Global Markets Inc.	$200,000,000

Deutsche Bank Securities Inc.	$200,000,000

Goldman, Sachs & Co.	$200,000,000

Total	$600,000,000

I-1

SCHEDULE II

Issuer:

BBVA U.S. Senior, S.A. Unipersonal.

Titles of Designated Securities:

BBVA U.S. Senior, S.A. Unipersonal Fixed Rate Senior Notes due 2014, unconditionally and irrevocably guaranteed by Banco Bilbao Vizcaya Argentaria, S.A.

BBVA U.S. Senior, S.A. Unipersonal Floating Rate Senior Notes due 2014, unconditionally and irrevocably guaranteed by Banco Bilbao Vizcaya Argentaria, S.A.

Specific Terms of Designated Securities:

See Appendix A for copies of the Final Term Sheets relating to the Designated Securities.

Price to Public:

Fixed Rate Senior Notes due 2014:	99.89% plus accrued interest, if any, from May 18, 2011.

Floating Rate Senior Notes due 2014:	100.0% plus accrued interest, if any, from May 18, 2011.

Purchase Price by Underwriters:

Fixed Rate Senior Notes due 2014:	99.69%.

Floating Rate Senior Notes due 2014:	99.80%.

Principal Amount:

Fixed Rate Senior Notes due 2014:	$1,000,000,000.

Floating Rate Senior Notes due 2014:	$600,000,000.

Minimum Initial Purchase Amount:

Fixed Rate Senior Notes due 2014:	$100,000.

Floating Rate Senior Notes due 2014:	$100,000.

Denominations:

Fixed Rate Senior Notes due 2014:	A minimum of $1,000 with increments of $1,000 thereafter.

Floating Rate Senior Notes due 2014:	A minimum of $1,000 with increments of $1,000 thereafter.

Specified Funds for Payment of Purchase Price:

Federal (same-day) funds.

Applicable Time:

4:00pm New York time May 11, 2011

Time of Delivery:

9:00am New York time May 18, 2011

Closing Location for Delivery of Designated Securities:

New York, New York.

Additional Closing Conditions:

N/A

Additional Opinions:

N/A

Names and Addresses of Underwriters, Including the Representatives:

BBVA Securities Inc.

1345 Avenue of the Americas

New York, NY 10105

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

Deutsche Bank Securities Inc.

60 Wall Street

New York, NY 10005

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

Listing:

New York Stock Exchange

Payment of Expenses by Company and Guarantor and by the Underwriters:

Notwithstanding Section 7 of the Underwriting Agreement, each of BBVA Securities Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Goldman,

Sachs & Co., as an Underwriter, individually and not jointly, agrees to pay severally $200,000 to the Company for out-of pocket expenses, costs and legal fees incurred in connection with the transaction. For the avoidance of doubt, no Underwriter will be liable for any initial or on-going expenses after payment has been made in accordance with this provision.

Selling Restrictions:

The Kingdom of Spain

The Designated Securities may not be offered or sold in Spain.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of securities will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the securities that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of securities may be made to the public in that Relevant Member State at any time:

A.	to “qualified investors” as defined in the Prospectus Directive, including:

(a)	(in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(b)	(in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

B.	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the

Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the underwriters for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any securities or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor”, and (B) in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where securities have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each Underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the Designated Securities in circumstances in which Section 21(1) of the FSMA does not apply to us or the Guarantor; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Designated Securities in, from or otherwise involving the United Kingdom.

Hong Kong

The Designated Securities may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Designated Securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Designated Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This Prospectus Supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and the accompanying Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Designated Securities may not be circulated or distributed, nor may the Designated Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Designated Securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The Designated Securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and

Exchange Law) and each underwriter has agreed that it will not offer or sell any Designated Securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Other Terms:

“Underwriter Information” shall mean the statements set forth in (i) the last paragraph of the cover page regarding delivery of the Securities, (ii) the names of the Underwriters, (iii) the sentences related to concessions and reallowances and (iv) the paragraph related to stabilization, syndicate covering transactions and penalty bids in the Pricing Prospectus and the Prospectus.

Jurisdictions Specified Pursuant to Section 5(b) of the Underwriting Agreement: None.

Jurisdictions Specified Pursuant to Section 5(e) of the Underwriting Agreement: Global.

Appendix A

FINAL TERM SHEET

BBVA U.S. SENIOR, S.A. UNIPERSONAL

3.250% FIXED RATE SENIOR NOTES TERMS AND CONDITIONS

*************************

FINAL TERM SHEET

BBVA U.S. SENIOR, S.A. UNIPERSONAL

FLOATING RATE SENIOR NOTES TERMS AND CONDITIONS

Appendix B

Issuer Free Writing Prospectus(es):

Final Term Sheet BBVA U.S. Senior, S.A. Unipersonal 3.250% Fixed Rate Senior Notes Terms and Conditions, dated May 11, 2011

Final Term Sheet BBVA U.S. Senior, S.A. Unipersonal Floating Rate Senior Notes Terms and Conditions, dated May 11, 2011

B-1

BBVA U.S. Senior S.A., Unipersonal

$1,000,000,000 aggregate principal amount of Fixed Rate Senior Notes due 2014 and $600,000,000 aggregate principal amount of Floating Rate Senior Notes due 2014,

Fully, Irrevocably and Unconditionally Guaranteed, on a Senior Basis, by

Banco Bilbao Vizcaya Argentaria, S.A.

Underwriting Agreement

May 11, 2011

To the Representatives named from time to time in the

applicable Pricing Agreement hereinafter described.

Ladies and Gentlemen:

From time to time BBVA U.S. Senior S.A., Unipersonal (the “Company”) and Banco Bilbao Vizcaya Argentaria, S.A. (the “Guarantor”), each a sociedad anónima incorporated under the laws of the Kingdom of Spain, propose to enter into one or more Pricing Agreements (each a “Pricing Agreement”) in the form of Annex I hereto, with such additions and deletions as the parties thereto may determine and, subject to the terms and conditions stated herein and therein, the Company proposes to issue and sell to the several firms named in Schedule I to the applicable Pricing Agreement (such firms constituting the “Underwriters” with respect to such Pricing Agreement and the securities specified therein) $1,000,000,000 aggregate principal amount of fixed rate senior notes due 2014 and $600,000,000 aggregate principal amount of floating rate senior notes due 2014 (together, the “Securities”) specified in Schedule II to such Pricing Agreement (with respect to such Pricing Agreement, the “Designated Securities”). Payment of principal and interest on the Securities, as well as payment of the redemption price for the Securities upon any redemption thereof plus accrued but unpaid interest on the Securities, upon the dissolution, winding up or liquidation of the Company, will be fully, irrevocably and unconditionally guaranteed, on a senior basis, by the Guarantor (the “Guarantees”), as described in the Pricing Prospectus (as defined below), for the benefit of holders from time to time of the Securities. Certain Spanish taxation certification procedures relating to the Securities will be governed by the terms of a Tax Certification Agreement (the “Tax Certification Agreement”) to be dated on or about May 18, 2011 among the Company, the Guarantor and Acupay System LLC (the “Tax Certification Agent”).

The terms and rights of any particular issuance of Designated Securities and the related Guarantees shall be as specified in the Pricing Agreement relating thereto and in or pursuant to the indenture dated June 28, 2010 (as supplemented from time to time, the “Indenture”) among the Company, the Guarantor and The Bank of New York Mellon (the “Trustee”). In addition, the Pricing Agreement may contain, if appropriate, the terms and the conditions upon which the Designated Securities are to be offered or sold outside the United States and any provisions relating thereto. The Designated Securities are not to be offered, distributed or sold in Spain in the primary market and no publicity of any kind relating to the Designated Securities is to be made in Spain.

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In this Agreement and in the Pricing Agreement, the following terms shall, unless the context otherwise requires, have the meanings specified as follows:

“Act” means the United States Securities Act of 1933, as amended;

“Applicable Time” means the applicable time specified in the applicable Pricing Agreement;

“Base Prospectus” means the prospectus included in the Registration Statement relating to the Securities and the Guarantees, in the form in which it has most recently been filed with the Commission on or prior to the date of the applicable Pricing Agreement;

“Commission” means the United States Securities and Exchange Commission;

“Effective Time” with respect to the Registration Statement means such date and time as of which any part of the Registration Statement filed prior to the execution and delivery of the applicable Pricing Agreement was declared effective by the Commission or has become effective upon filing pursuant to Rule 430B(f)(2) or Rule 462(c) under the Act;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Final Term Sheet” means the final term sheet containing a description of the Designated Securities, prepared and filed pursuant to Section 5(a) hereof, and set forth as an appendix to the applicable Pricing Agreement;

“Pricing Prospectus” means the Base Prospectus, as amended and supplemented immediately prior to the Applicable Time, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof, provided that, for purposes of this definition, information contained in a form of prospectus that is deemed retroactively to be part of the Registration Statement pursuant to Rule 430B under the Act shall be considered to be included in the Pricing Prospectus as of the actual time that form of prospectus is filed with the Commission pursuant to Rule 424(b) under the Act;

“Prospectus” means the Base Prospectus as proposed to be supplemented by the Prospectus Supplement;

“Prospectus Supplement” means the prospectus supplement relating to the Designated Securities and the related Guarantees to be filed pursuant to Rule 424 under the Act;

“Registration Statement” means the registration statement on Form F-3 (File No. 333-167820), including the Prospectus, relating to the Securities and the Guarantees filed with the Commission, as amended to the date of the applicable Pricing Agreement;

“Significant Subsidiaries” shall mean Compass Bancshares, Inc. and Grupo Financiero BBVA Bancomer, S.A. de C.V.; and

“Underwriter Information” shall have the meaning set forth in the applicable Pricing Agreement.

Any reference herein to the Registration Statement or the Prospectus shall be deemed to refer to and include the documents which were filed under the Act or the Exchange Act on

2

or before the date and time of the applicable Pricing Agreement, and incorporated by reference in the Registration Statement and the Prospectus, excluding any documents or portions of such documents which are deemed under the rules and regulations of the Commission under the Act not to be incorporated by reference, and, in the case of the Registration Statement, including any prospectus supplement filed with the Commission and deemed by virtue of Rule 430B under the Act to be part of the Registration Statement. Any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Registration Statement or the Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act deemed to be incorporated therein by reference after the date of the applicable Pricing Agreement.

1. Particular sales of Designated Securities may be made from time to time by the Company to the Underwriters of such Securities, for whom the firms designated as representatives of the Underwriters of such Securities in the Pricing Agreement relating thereto will act as representatives (the “Representatives”). The term “Representatives” also refers to a single firm acting as sole representative of the Underwriters and to an Underwriter or Underwriters who act without any firm being designated as its or their representatives. This Underwriting Agreement shall not be construed as an obligation of the Company to sell any of the Securities or as an obligation of any of the Underwriters to purchase the Securities except as set forth in a Pricing Agreement, it being understood that the obligation of the Company to issue and sell any of the Securities and the obligation of any of the Underwriters to purchase any of the Securities shall be evidenced by the applicable Pricing Agreement with respect to the Designated Securities specified therein. Each Pricing Agreement shall specify the aggregate principal amount and interest rate of such Designated Securities, the initial public offering price of such Designated Securities, the purchase price to the Underwriters of such Designated Securities, the names of the Underwriters of such Designated Securities, the names of the Representatives of such Underwriters, the principal amount of such Designated Securities to be purchased by each Underwriter and the underwriting discount and/or commission, if any, payable to the Underwriters with respect thereto and shall set forth the date, time and manner of delivery of such Designated Securities and payment therefor. The applicable Pricing Agreement shall also specify (to the extent not set forth in the registration statement and prospectus with respect thereto) the terms of such Designated Securities and the related Guarantees. A Pricing Agreement shall be in the form of an executed writing (which may be in counterparts), and may be evidenced by an exchange of telegraphic communications or any other rapid transmission device designed to produce a written record of communications transmitted. The obligations of the Underwriters under this Agreement and each Pricing Agreement shall be several and not joint.

2. Each of the Company and the Guarantor jointly and severally represents and warrants to, and agrees with, each of the Underwriters that:

(a) The Company and the Guarantor meet the requirements for the use of Form F-3, and the Registration Statement, including the Prospectus, has been filed with the Commission in accordance with applicable regulations of the Commission under the Act, and has been declared or has become effective under the Act;

(b) No stop order suspending the effectiveness of the Registration Statement (as amended or supplemented) has been issued and no proceeding for that purpose has been initiated or threatened, and no order preventing or suspending the use of the Prospectus or any “issuer free writing prospectus” as defined in Rule 433

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under the Act relating to the Designated Securities and the related Guarantees (an “Issuer Free Writing Prospectus”) has been issued by the Commission;

(c) At the Effective Time, the Registration Statement and the Prospectus conformed, and any amendments thereof and supplements thereto relating to the Designated Securities and the related Guarantees will conform, in all material respects to the requirements of the Act, the Exchange Act and the rules and regulations of the Commission thereunder; and neither the Registration Statement at the Effective Time nor the Prospectus as of the date thereof and, as amended or supplemented, at the Time of Delivery (as defined below) of the Designated Securities, included or will include any untrue statement of a material fact or omitted or will omit to state any material fact required to be stated therein or necessary to make the statements therein, in the case of the Registration Statement, not misleading, or in the case of the Prospectus, in light of the circumstances in which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company or the Guarantor by or on behalf of any Underwriter of Designated Securities by the Representatives expressly for use in such documents, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the Underwriter Information;

(d) The Pricing Prospectus, as supplemented by the Final Term Sheet together with any other Issuer Free Writing Prospectuses listed in an appendix to the applicable Pricing Agreement and any other “free writing prospectus”, as defined in Rule 405 under the Act, that the parties hereto shall hereafter expressly agree in writing to treat as part of the pricing disclosure package (collectively, the “Pricing Disclosure Package”), as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Issuer Free Writing Prospectus does not conflict with the information contained in the Registration Statement, the Prospectus Supplement or the Prospectus, and each Issuer Free Writing Prospectus and any road show presentation, including any Bloomberg road show presentation made by or on behalf of the Issuer or the Guarantor, taken together with the Pricing Disclosure Package as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company or the Guarantor by or on behalf of any Underwriter of Designated Securities by the Representatives expressly for use in such documents or the Pricing Disclosure Package, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the Underwriter Information;

(e) Each document incorporated by reference in the Pricing Prospectus or the Prospectus, when it became effective or was filed with the Commission, as the case may be, complied in all material respects with the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained any untrue statement of any material fact or omitted to

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state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; any further documents so filed and incorporated by reference in the Pricing Prospectus or the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain any untrue statement of any material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that (i) no such documents were filed with the Commission following the Commission’s close of business on the business day immediately prior to the date of the applicable Pricing Agreement and prior to the execution of the applicable Pricing Agreement, except as set forth on a schedule to the applicable Pricing Agreement; and (ii) this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company or the Guarantor by or on behalf of any Underwriter of Designated Securities by the Representatives expressly for use in such documents;

(f) The Company, the Guarantor, the Trustee, the Tax Certification Agent and the Depository Trust Corporation (“DTC”) have agreed to certain procedures (as described under the heading “Spanish Tax Considerations” and Annexes A and B of the Pricing Prospectus), which comply with the reporting requirements set forth by Law 13/1985, as developed by Royal Decree 1065/2007 of 27 July, and as amended from time to time, and which are subject to the adoption of the relevant secondary legislation and to change as necessary to comply with Spanish law, rules and regulations;

(g) Each of the Company, the Guarantor and each of the Significant Subsidiaries has been duly incorporated and is validly existing and in good standing under the laws of the jurisdiction of its incorporation, with power and authority (corporate and other) to own, lease, license and operate its properties and conduct its business as described in the Registration Statement and the Pricing Prospectus;

(h) Neither the Company, the Guarantor nor any of the Significant Subsidiaries is in violation of its respective charter or by-laws or in default (or with the giving of notice or lapse of time would be in default) under any existing obligation, agreement, covenant or condition contained in any indenture, loan agreement, mortgage, lease or other agreement or instrument to which any of them is a party or by which any of them is bound or to which any of the properties of any of them is subject, except such defaults that would not, individually or in the aggregate, result in a material adverse effect on the condition (financial or otherwise), results of operations, business, properties or prospects of the Guarantor and the Guarantor’s subsidiaries, taken as a whole (“Material Adverse Effect”);

(i) The issue and sale of the Designated Securities and the execution and delivery by the Company and the Guarantor of, and the performance by the Company and the Guarantor of their respective obligations under, as applicable, all of the provisions of the Designated Securities, the related Guarantees and the Pricing Agreement (including the provisions of this Agreement), and compliance with the

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terms and provisions thereof, will not result in a breach or violation of any of the terms and provisions of the charter or by-laws (or similar constitutive documents) of the Company or the Guarantor, or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the imposition of any lien, charge or encumbrance upon any property or assets of the Company or the Guarantor pursuant to, the charter or by-laws (or similar constitutive documents) of the Company or the Guarantor, any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or the Guarantor or any of their respective properties, or any agreement or instrument to which the Company or the Guarantor is a party or by which the Company or the Guarantor is bound or to which any of the properties of the Company or the Guarantor is subject; and the Company has full power and authority (corporate and other) to authorize, issue and sell the Designated Securities, and the Guarantor has full power and authority (corporate and other) to authorize and issue on a senior basis the related Guarantees, in each case as contemplated by the Pricing Agreement (including the provisions of this Agreement);

(j) Except as disclosed in the Pricing Prospectus, since the end of the period covered by the latest financial statements included in the Pricing Disclosure Package (i) there has been no change, nor any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Guarantor and the Guarantor’s subsidiaries, taken as a whole, that has resulted, or is likely to result, in a Material Adverse Effect and (ii) there has been no change in the capital stock, short-term indebtedness, long-term indebtedness, net current assets or net assets of the Guarantor and the Guarantor’s subsidiaries, taken as a whole, that has resulted, or is likely to result, in a Material Adverse Effect;

(k) The issued and outstanding share capital of the Guarantor has been duly authorized and validly issued and is fully paid and non-assessable (i.e., will not subject any holder thereof to further calls or to personal liability to the Guarantor or any of its creditors by reason only of being such holder); none of the outstanding shares of the Company was issued in violation of preemptive or other similar rights;

(l) Each of the Company and the Guarantor has implemented and uses procedures that it reasonably believes are required by applicable regulations, and, in the case of the Guarantor, also by the Bank of Spain, to monitor, review, calculate, assess and maintain the sufficiency of its and, in the case of the Guarantor, its consolidated subsidiaries’ reserves in light of all the circumstances; each of the Company and the Guarantor calculates, reviews, assesses and estimates its, and, in the case of the Guarantor, its regulated consolidated subsidiaries’, regulatory capital requirements, and each of the Company and the Guarantor reasonably believes that its methodology in relation to its risk-based capital position and requirements is, in light of all the circumstances, fair and in accordance with applicable regulations in all material respects;

(m) This Agreement has been duly authorized, executed and delivered by each of the Company and the Guarantor;

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(n) The applicable Pricing Agreement (including the provisions of this Agreement) has been duly authorized, executed and delivered by each of the Company and the Guarantor;

(o) All material consents, approvals, authorizations, orders, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities having jurisdiction over the Company and the Guarantor required for the issue and sale of the Designated Securities, for the performance by the Guarantor of its obligations under the related Guarantees, and for the execution and delivery by the Company and the Guarantor of the applicable Pricing Agreement to be duly and validly authorized, have been obtained or made and are in full force and effect;

(p) The Designated Securities have been duly authorized, and, when issued, delivered and paid for pursuant to a Pricing Agreement, the Designated Securities will have been duly executed, authenticated, issued and delivered by the Company in accordance with Spanish law, will be fully paid and non-assessable and will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and no holder thereof will be subject to personal liability by reason only of being such a holder; the Designated Securities will not be subject to the pre-emptive rights of any shareholder of the Company and will be consistent with the description thereof contained in the Prospectus and the applicable Prospectus Supplement, and such descriptions will conform to the rights set forth in the instruments defining the same;

(q) The Guarantees related to the Designated Securities have been duly authorized, and, when Designated Securities of the Company are issued, delivered and paid for pursuant to this Agreement and the Pricing Agreement with respect to such Designated Securities, the Guarantees will have been duly endorsed thereon and will constitute valid and legally binding obligations of the Guarantor with respect to such Designated Securities, enforceable in accordance with their terms, subject as to enforcement to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

(r) The obligations of the Guarantor under the Guarantees will constitute, under the laws of the Kingdom of Spain, a full, irrevocable and unconditional guarantee of the Guarantor, and under the Guarantees the holders of the Designated Securities may enforce the Guarantees directly against the Guarantor, the obligations of the Guarantor are independent of the obligations of the Company and the Guarantor shall be liable as principal and sole debtor (garantía solidaria e irrevocable);

(s) The Tax Certification Agreement, on or prior to the Time of Delivery, will be duly authorized by each of the Company and the Guarantor and will constitute valid and legally binding agreements of each of the Company and the Guarantor, enforceable against each of them in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, arrangement or other similar laws of general application affecting the enforcement of creditors’ rights

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generally, including without limitation, applicable fraudulent transfer or other similar laws, and, subject as to enforceability, to general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law);

(t) Neither the Company, the Guarantor nor any of its or their affiliates (as defined in Rule 405 under the Act), nor any person acting on its or their behalf (other than any Underwriter, as to which no representation is made) has taken or will take, directly or indirectly, any action designed to cause or to result in, or that has constituted or which might reasonably be expected to cause or result in, the stabilization in violation of applicable laws or manipulation of the price of any security of the Company or the Guarantor to facilitate the sale or resale of the Designated Securities;

(u) Neither the Company nor the Guarantor is, and after giving effect to the offering and sale of the Designated Securities and the application of the proceeds thereof, neither of them will be, required to register as an “investment company” as such term is defined in the U.S. Investment Company Act of 1940, as amended;

(v) Except as described in the Pricing Prospectus, no stamp or other issuance or transfer taxes or duties or similar fees or charges are payable by or on behalf of the Underwriters to the Kingdom of Spain or any political subdivision or taxing authority thereof or therein in connection with (i) the issuance, sale and delivery by the Company of the Designated Securities or by the Guarantor of the related Guarantees to or for the respective accounts of the Underwriters or (ii) the sale and delivery by the Underwriters of the Designated Securities and the related Guarantees in accordance with the terms of this Agreement and in the manner contemplated by the Pricing Prospectus and the Registration Statement;

(w) The statements set forth in the Pricing Prospectus and the Registration Statement under the caption “Description of the Notes and the Notes Guarantees” insofar as they purport to constitute a summary of the terms of the Designated Securities and the related Guarantees, respectively, and under the captions “Spanish Tax Considerations” and “U.S. Tax Considerations”, insofar as they purport to describe the provisions of the laws referred to therein, in each case when read together with any Final Term Sheet and any other Issuer Free Writing Prospectuses listed in an appendix to the applicable Pricing Agreement, are accurate and complete in all material respects;

(x) Neither the Company, the Guarantor, any of the Significant Subsidiaries nor, to the knowledge of the Company or the Guarantor, any director, officer, agent or employee of the Company, the Guarantor or any of the Significant Subsidiaries is aware or has taken any action, directly or indirectly, that would result in a violation by such persons of the United States Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), and the Company, the Guarantor, each of the Significant Subsidiaries and, to the knowledge of the Company and the Guarantor, their respective affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure continued compliance therewith;

(y) Except as described in the Prospectus, the Company, the Guarantor and each of the Significant Subsidiaries maintain a system of controls and procedures

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reasonably designed to ensure that the operations of the Company, the Guarantor and each of the Significant Subsidiaries are conducted in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the European Union, the Kingdom of Spain, the United States and each State thereof and the United Mexican States and the money laundering statutes and the rules and regulations thereunder (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Guarantor or any Significant Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or the Guarantor, threatened;

(z) Neither the Company, the Guarantor nor any of its Affiliates is currently subject to sanctions in a material amount administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or any similar European, Spanish or Mexican, as applicable, sanctions administered by the European Union, Spain or the United Mexican States, as applicable; and the Company and the Guarantor will directly or indirectly use the transaction proceeds so as not to contravene any OFAC or any similar European, Spanish or Mexican regulations that may be applicable to them;

(aa) The Company, the Guarantor and each of the Guarantor’s subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and each of the Company’s, the Guarantor’s and each of the Guarantor’s subsidiaries’ internal controls over financial reporting are effective and neither the Company, nor the Guarantor nor any of its or their subsidiaries is aware of any material weakness in its or their internal controls over financial reporting;

(bb) Each of the Company, the Guarantor and each of the Guarantor’s subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act);

(cc) Except as set forth in the Pricing Disclosure Package and the Prospectus (in each case, exclusive of any amendment or supplement thereto), no litigation, prosecution, investigation, arbitration or administrative proceeding involving the Company, the Guarantor, any of the Guarantor’s subsidiaries or any of their respective properties is pending, or, to the knowledge of the Company or the Guarantor, threatened, except to the extent that any such litigation, prosecution, investigation, arbitration or proceeding, if resolved unfavorably to the Company, the Guarantor, any of the Guarantor’s subsidiaries or any of their respective properties, would not, individually or in the aggregate, have a Material Adverse Effect;

(dd) The Company has not issued any senior debt instruments (instrumentos de deuda) other than as disclosed in the Pricing Disclosure Package; and

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(ee) Deloitte, S.L., who have certified certain financial statements of the Guarantor, are independent public accountants in respect of the Guarantor and the Company as required by the Act and the applicable rules and regulations of the Commission.

3. Upon the execution of the applicable Pricing Agreement and authorization by the Representatives of the release of the Designated Securities, the several Underwriters propose to offer such Designated Securities for sale upon the terms and conditions set forth in the Prospectus as amended or supplemented.

4. Designated Securities to be purchased by each Underwriter pursuant to the applicable Pricing Agreement, in the form specified in such Pricing Agreement, and in such authorized denominations and registered in such names as the Representatives may request upon at least forty-eight hours’ prior notice to the Company, shall be delivered by or on behalf of the Company to the Representatives for the account of such Underwriter, against payment by such Underwriter or on its behalf of the purchase price therefor by wire transfer of Federal (same day) funds to the account specified by the Company in the currency specified in such Pricing Agreement, all in the manner and at the place and time and date specified in such Pricing Agreement or at such other place and time and date as the Representatives and the Company may agree upon in writing, such time and date being herein called the “Time of Delivery” for such Designated Securities.

5. Each of the Company and the Guarantor jointly and severally covenants and agrees with each of the Underwriters:

(a) To prepare the Final Term Sheet in a form approved by the Representatives and to file such Final Term Sheet pursuant to Rule 433(d) under the Act within the time required by such Rule, and to prepare the Prospectus as amended or supplemented in relation to the applicable Designated Securities in a form approved by the Representatives, which approvals shall not be unreasonably withheld, and to file such Prospectus pursuant to Rule 424(b) under the Act no later than the Commission’s close of business on the second business day following the execution and delivery of the applicable Pricing Agreement or, if applicable, such earlier time as may be required by such Rule, and to take such steps as they deem necessary to ascertain promptly whether the Prospectus transmitted for filing under Rule 424(b) was received for filing by the Commission and, in the event that it was not, to promptly file such Prospectus; to make no further amendment or any supplement to the Registration Statement or Prospectus as amended or supplemented after the date of the applicable Pricing Agreement and prior to the Time of Delivery for the Designated Securities which shall be reasonably disapproved by the Representatives for such Securities promptly after reasonable notice thereof; to advise the Representatives promptly of any such amendment or supplement after such Time of Delivery and furnish the Representatives with copies thereof; to file promptly all reports required to be filed by Company or by the Guarantor, as the case may be, with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required in connection with the offering or sale of such Designated Securities, and during such same period to advise the Representatives, promptly after it receives notice thereof, (i) of the receipt of any comments from the Commission in respect of the Registration Statement or any prospectus relating to the Designated Securities and the related Guarantees, (ii) of the time when any

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amendment to the Registration Statement has been filed or becomes effective or any supplement to the Prospectus or any amended Prospectus has been filed with the Commission, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any examination pursuant to Section 8(e) of the Act concerning the Registration Statement or of any order preventing or suspending the use of any prospectus relating to the Designated Securities and the related Guarantees, (iv) of the suspension of the qualification of the Designated Securities or the related Guarantees for offering or sale in any jurisdiction, (v) of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement, the Prospectus or any document incorporated by reference therein or for additional information with respect thereto and of receipt (whether written or oral) by it (or by any of its officers or attorneys) of any comments or other communication from the Commission relating to the Registration Statement, the Pricing Disclosure Package (and, notwithstanding any other provision of this Agreement, if any such request or communication is in writing, the Company and the Guarantor shall promptly furnish the Underwriters with a copy thereof) or any document incorporated by reference therein, and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Designated Securities and the related Guarantees or suspending any such qualification, to promptly use its best efforts to obtain the withdrawal of such order, (vi) of the occurrence of any event that could reasonably be expected to cause the Company or the Guarantor to withdraw, rescind or terminate the offering of the Designated Securities or would permit the Company or the Guarantor to exercise any right not to issue the Designated Securities other than as set forth in the Pricing Disclosure Package, (vii) of the occurrence of any event, or the discovery of any fact, the occurrence or existence of which would require the making of any change in any of the Pricing Disclosure Package then being used or would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (viii) of any proposal or requirement to make, amend or supplement any of the Pricing Disclosure Package or of any other material information relating to the offering of the Designated Securities or this Agreement that any Underwriter may from time to time reasonably request;

(b) Promptly from time to time to take such action as the Representatives may reasonably request, after consultation with the Company and the Guarantor, to qualify such Designated Securities for offering and sale under the securities laws of such jurisdictions as the Representatives may reasonably request and as are specified in the applicable Pricing Agreement and to maintain such qualification in effect for not less than one year from the date of the applicable Pricing Agreement; provided, however, that additional such jurisdictions may be reasonably requested by the Representatives, with the prior consent of the Company and the Guarantor, subsequent to the date thereof; and provided further that in connection therewith neither the Company nor the Guarantor shall be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction;

(c) To furnish the Underwriters with copies of the Prospectus, as amended or supplemented, in such quantities as the Representatives may reasonably request, and, if the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required under the Act at any time in connection with the

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offering or sale of the Securities and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or the Registration Statement or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act or the Exchange Act, to notify the Representatives and upon their request to file such document and to prepare and furnish, without charge, to each Underwriter and to any dealer in securities as many copies as the Representatives may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance;

(d) To make generally available to its security holders as soon as practicable following the issuance of any Designated Securities, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earning statement of the Guarantor and the Guarantor’s other subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Guarantor, Rule 158 under the Act);

(e) During the period beginning from the date of the applicable Pricing Agreement and continuing to and including the later of (i) the completion of the sale of the Securities by the Underwriters (as determined by the Representatives), but not more than 30 days following the Time of Delivery, and (ii) the Time of Delivery for such Designated Securities, not to offer, sell, contract to sell or otherwise dispose of, in the jurisdiction(s) specified in the applicable Pricing Agreement, any securities issued or guaranteed by the Company or the Guarantor which mature more than one year after such Time of Delivery and which are substantially similar to such Designated Securities, without the prior written consent of the Representatives;

(f) The Company and the Guarantor will timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to their respective securityholders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the Act, covering a period of twelve months beginning after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act) as soon as is reasonably practicable after the termination of such twelve-month period;

(g) The Guarantor will use its commercially reasonable best efforts, and shall cause the Company to use its best efforts, to ensure that prior to the Time of Delivery, if it is required, the public deed in respect of the Designated Securities is registered in the Vizcaya Mercantile Registry, the announcement related to the issue of the Designated Securities is published in the Official Gazette of the Mercantile Registry (Bolétin Oficial del Registro Mercantil) and the número de operación financiera (N.O.F.) is obtained from the Bank of Spain, to the extent legally required;

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(h) The Guarantor shall use its commercially reasonable best efforts to cause any other documents necessary to be filed by the Company or the Guarantor with the Vizcaya Mercantile Registry to be so filed;

(i) To use their best efforts to effect, promptly following the Time of Delivery, the authorization of the Designated Securities for listing on the New York Stock Exchange, Inc., or any other stock exchange on which the Prospectus specifies that the Designated Securities may be listed, subject only to official notice of issuance, and to permit the Designated Securities to be eligible, at the Time of Delivery, for clearance and settlement through the facilities of DTC, or any other clearance and settlement entity through which the Prospectus specifies that clearance and settlement of the Designated Securities may be made;

(j) Without the prior written consent of the Representatives, none of the Company, the Guarantor, their respective affiliates or any person acting on its or their behalf has given or will give to any prospective purchaser of the Designated Securities any written information concerning the offering of the Designated Securities other than materials contained in the Pricing Disclosure Package, the Prospectus or any other offering materials distributed with the prior written consent of the Representatives;

(k) For so long as (i) the Designated Securities are listed on an organized market and (ii) Law 13/1985 of 25 May, on Investment Ratios, Own Funds and Information Obligations of Financial Intermediaries (Ley 13/1985, 25 de mayo, de coeficientes de inversión, recursos propios y obligaciones de información de los intermediarios financieros), as amended by Law 19/2003 of 4 July, on Foreign Capital Transfers and Financial Transactions and on Certain Measures to Prevent Money Laundering (Ley 19/2003, de 4 Julio, sobre el Régimen Jurídico de los Movimientos de Capitales y de las Transacciones Económicas con el Exterior y sobre determinadas medidas del Blanqueo de Capitales) and Law 23/2005 of November 18, on Certain Tax Measures to Promote Productivity (Ley 23/2005, de 18 de noviembre, de reformas en materia tributaria para el impulso a la productividad) (“Law 13/1985”) has the effect that any payments in respect of the Designated Securities or the related Guarantees made by the Company or the Guarantor to a non-Spanish resident holder who does not operate with respect to the Designated Securities or the related Guarantees through a permanent establishment in the Kingdom of Spain are exempt from taxation in the Kingdom of Spain, neither the Company nor the Guarantor shall withhold tax on such payments, except that, in the case of payments made to holders who fail to comply with the tax identification procedures established by the Company and the Guarantor from time to time, such tax at the rate applicable at the time of such payment shall be withheld;

(l) For so long as the Designated Securities are outstanding, the Guarantor will maintain 100% direct or indirect ownership of the share capital of the Company; and

(m) If the Company or the Guarantor maintains a paying agent in respect of the Designated Securities or the related Guarantees in a European Union member state, it will ensure that it maintains a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the European Council Directive 2003/48/EC or any other directive implementing the conclusions of the

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ECOFIN Council meeting of 26/27 November 2000 (each, a “Directive”) or any law implementing or complying with, or introduced in order to conform to, such Directive.

6. (a) Each of the Company and the Guarantor jointly and severally represents and agrees that (i) without the prior written consent of the Underwriters, other than the Issuer Free Writing Prospectuses listed in an appendix to the applicable Pricing Agreement, it has not made and will not make any offer relating to the Designated Securities that (A) would constitute an Issuer Free Writing Prospectus or (B) would otherwise constitute a “free writing prospectus”, as defined in Rule 405 under the Act, required to be filed with the Commission or retained by the Company or the Guarantor pursuant to Rule 433 under the Act, (ii) it has complied and will comply with the requirements of Rules 164 and 433 under the Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending and (iii) it will treat any such free writing prospectus consented to by the Underwriters as an Issuer Free Writing Prospectus.

(b) Each Underwriter represents and agrees that, without the prior written consent of the Company and the Guarantor and the other Underwriters, it has not made and will not make any offer relating to the Designated Securities that (i) would constitute an Issuer Free Writing Prospectus, or (ii) would otherwise constitute a “free writing prospectus”, as defined in Rule 405 under the Act, required to be filed with the Commission or retained by the Company or the Guarantor pursuant to Rule 433 under the Act; provided, however, that each of the Company and the Guarantor consents to the use by each Underwriter of a “free writing prospectus” not required to be filed with the Commission or retained by the Company or the Guarantor pursuant to Rule 433 under the Act that contains only (A) information describing the preliminary terms of the Designated Securities or their offering which, in their final form, will not be inconsistent with the Final Term Sheet or the other Issuer Free Writing Prospectuses listed in an appendix to the applicable Pricing Agreement, (B) information that describes the final terms of the Designated Securities or their offering and that is included in the Final Term Sheet or any other Issuer Free Writing Prospectuses listed in an appendix to the applicable Pricing Agreement and (C) information that is in any electronic road show related to the Designated Securities and approved in writing as such by the Company or the Guarantor.

(c) Any such “free writing prospectus”, as defined in Rule 405 under the Act, the use of which has been consented to by the Company, the Guarantor and the Underwriters (including the Final Term Sheet) will be listed in an appendix to the applicable Pricing Agreement.

7. Each of the Company and the Guarantor jointly and severally covenants and agrees with the several Underwriters that the Company or the Guarantor will pay or cause to be paid all those costs, expenses and disbursements relating or incident to the offering, purchase, sale and delivery of Designated Securities as are set forth in the applicable Pricing Agreement.

8. The obligations of the Underwriters of any Designated Securities under the applicable Pricing Agreement shall be subject, in the discretion of the Representatives, to the condition that all representations and warranties of the Company and the Guarantor in or incorporated by reference in the applicable Pricing Agreement are, at and as of the Time of

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Delivery for such Designated Securities, true and correct, the condition that each of the Company and the Guarantor shall have performed all of its respective obligations hereunder theretofore to be performed, and the following additional conditions:

(a) The Final Term Sheet, together with any other Issuer Free Writing Prospectuses listed in an appendix to the applicable Pricing Agreement and any other “free writing prospectus”, as defined in Rule 405 under the Act, that the parties hereto shall hereafter expressly agree in writing to treat as part of the Pricing Disclosure Package shall have been filed with the Commission within the applicable time period prescribed for such filing by Rule 433(d) under the Act and the Prospectus as amended or supplemented in relation to such Designated Securities shall have been filed with the Commission pursuant to Rule 424(b) under the Act within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 5(a) hereof; no stop order suspending the effectiveness of the Registration Statement or any part thereof or suspending the use of the Prospectus or any Issuer Free Writing Prospectus, shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of the Company or the Guarantor, threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with;

(b) U.S. counsel and, if specified in the applicable Pricing Agreement, Spanish counsel for the Underwriters shall each have furnished to the Representatives such written opinion or opinions, dated the Time of Delivery for such Designated Securities, with respect to the Pricing Agreement (including the provisions of this Agreement), the Designated Securities, the Guarantees, the Pricing Disclosure Package, the Prospectus and the Registration Statement (as amended or supplemented at the Time of Delivery for such Designated Securities) and other related matters not exceeding the scope of those covered in the opinions given pursuant to Sections 8(c) and 8(d), respectively, below as the Underwriters may reasonably require, and the Company and the Guarantor shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass on such matters;

(c) U.S. counsel for the Company and the Guarantor shall have furnished to the Representatives its written opinion, dated the Time of Delivery for such Designated Securities, reasonably satisfactory to the Underwriters and substantially similar in form and substance to Schedule 8(c) attached hereto;

(d) Spanish counsel for the Company and the Guarantor shall have furnished to the Representatives their written opinion, dated the Time of Delivery for such Designated Securities, reasonably satisfactory to the Underwriters and substantially similar in form and substance to Schedule 8(d) attached hereto;

(e) At the Applicable Time and at the Time of Delivery for the Designated Securities, each firm of independent accountants that has certified financial statements of the Guarantor included or incorporated by reference in the Registration Statement shall have furnished to the Underwriters and the directors of the Guarantor a letter or letters, dated each such date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement

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and the Prospectus and substantially similar in form and substance to Schedule 8(e) attached hereto;

(f) Except as contemplated in the Prospectus, as amended or supplemented, since the Applicable Time there shall not have occurred (i) any change or decrease specified in the letter or letters referred to in Section 8(e) or (ii) any change, or any development involving a prospective change, in or affecting the financial condition, earnings, business, operations, prospects or properties of the Guarantor and the Guarantor’s subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, that, in any case referred to in paragraphs (i) or (ii) above, the Representatives conclude, in their judgment, impairs the investment quality of the Designated Securities so as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Designated Securities as contemplated by the Prospectus, and at or after the Applicable Time no rating of the Company’s securities or the Guarantor’s securities shall have been lowered by Moody’s, S&P or Fitch, and none of Moody’s, S&P or Fitch shall have publicly announced that it has under surveillance or review with possible negative implications any rating of the Company’s securities or the Guarantor’s securities;

(g) At or after the Applicable Time there shall not have occurred any of the following: (i) a suspension or material limitation in trading in any securities of the Company or the Guarantor by the Spanish Comisión Nacional del Mercado de Valores, the Commission, any Spanish Stock Exchange (which term shall include the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges), the New York Stock Exchange, Inc. or the London Stock Exchange; (ii) a suspension or material limitation of trading in securities generally on any Spanish Stock Exchange, the New York Stock Exchange, Inc., the London Stock Exchange or in the over-the-counter market, or any setting of minimum or maximum prices for trading on such exchange; (iii) a banking moratorium declared by any U.S. federal, New York, United Kingdom or Spanish authorities or a material disruption in clearance or settlement systems in the United States, the United Kingdom or the Kingdom of Spain; (iv) a change or development involving a prospective change in taxation in Spain affecting the Securities or the imposition of exchange controls by the United States or Spain; (v) a material outbreak or escalation of hostilities involving the United States or Spain or the declaration by the United States or Spain of a national emergency or war or (vi) the occurrence of any material adverse change in the existing financial, political or economic conditions in the United States or Spain, where the effect of any such event specified in paragraphs (i) through (vi) above is in the judgment of the Representatives, after consultation with the Guarantor, so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Designated Securities on the terms and in the manner contemplated in the Prospectus as amended or supplemented relating to the Designated Securities and the related Guarantees;

(h) Each of the Company and the Guarantor shall have complied with the provisions of Section 5(c) hereof with respect to the furnishing of prospectuses on the Business Day next succeeding the date of the applicable Pricing Agreement;

(i) At the Time of Delivery, the Designated Securities shall have been approved for clearance and settlement through the facilities of DTC, or any other

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clearance and settlement entity through which the Prospectus specifies that clearance and settlement of the Designated Securities may be made;

(j) Each of the Company and the Guarantor shall have furnished or caused to be furnished to the Representatives at the Time of Delivery for the Designated Securities a certificate or certificates of an officer of each of the Company and the Guarantor substantially similar in form and substance to Schedules 8(j)(1) and 8(j)(2) attached hereto, as to the accuracy of the representations and warranties of the Company and the Guarantor herein at and as of such Time of Delivery, as to the performance each of the Company and the Guarantor of all of its obligations hereunder to be performed at or prior to such Time of Delivery and as to the matters set forth in subsections (a) and (f) of this Section;

(k) The notarial deed relating to the issuance of the Designated Securities and the related Guarantees shall have been duly granted and registered with the Commercial Registry of Vizcaya and the publication in the Spanish Commercial Registry Official Gazette (Boletín Oficial del Registro Mercantil) regarding the issue of the Designated Securities shall have been duly made; and

(l) If any condition specified in this Section 8 shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representatives by notice to the Company and the Guarantor at any time at or prior to the Time of Delivery, and such termination shall be without liability of any party to any other party except that Sections 7, 9, 11, 14, 15, 16, 17 and 19 hereof and any related provisions of the applicable Pricing Agreement shall survive any such termination and remain in full force and effect.

9.

(a) The Company and the Guarantor jointly and severally agree to indemnify and hold harmless each Underwriter, its directors, officers and employees, and each person, if any, who controls any Underwriter within the meaning of the Act or the Exchange Act against any losses, claims, damages or liabilities or expenses, joint or several, as incurred to which such Underwriter, director, officer, employee or controlling person may become subject, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any preliminary prospectus, any preliminary prospectus supplement, the Registration Statement or the Prospectus, as amended or supplemented, the Pricing Prospectus, the Pricing Disclosure Package, any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act or any road show materials, in each case, relating to the Designated Securities and the related Guarantees, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter and each such director, officer, employee or controlling person for any and all expenses (including the fees and disbursements of counsel chosen by such Underwriter) as such expenses are incurred by such Underwriter in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the foregoing indemnity agreement shall not apply to any loss, claim, damage or liability to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in any preliminary

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prospectus, any preliminary prospectus supplement, the Registration Statement or the Prospectus, as amended or supplemented, the Pricing Prospectus, the Pricing Disclosure Package, any Issuer Free Writing Prospectus or any road show materials, in each case, relating to the Designated Securities and the related Guarantees, or any such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company or the Guarantor by any Underwriter of Designated Securities through the Representatives expressly for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the Underwriter Information.

(b) Each Underwriter severally but not jointly agrees to indemnify and hold harmless the Company and the Guarantor, its respective directors and officers, against any loss, claim, damage, liability or expense, as incurred, to which the Company or the Guarantor, as the case may be, may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any preliminary prospectus, any preliminary prospectus supplement, the Registration Statement or the Prospectus, as amended or supplemented, the Pricing Prospectus, the Pricing Disclosure Package or any Issuer Free Writing Prospectus, in each case, relating to the Designated Securities and the related Guarantees, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in any preliminary prospectus, any preliminary prospectus supplement, the Registration Statement or the Prospectus, as amended or supplemented, the Pricing Prospectus, the Pricing Disclosure Package, or any Issuer Free Writing Prospectus, in each case, relating to the Designated Securities and the related Guarantees, or any such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company or the Guarantor by any Underwriter of Designated Securities through the Representatives expressly for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the Underwriter Information; and will reimburse the Company and the Guarantor for any legal or other expenses reasonably incurred by the Company or the Guarantor in connection with investigating or defending any such action or claim as such expenses are incurred.

(c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall, so far as permitted by any insurance policy of the indemnified party and subject to the indemnifying party agreeing to indemnify the indemnified party against all judgments and other liabilities resulting from such action, be entitled to participate therein and, to the extent that it may elect, jointly with

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all other indemnifying parties similarly notified, by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof, with counsel satisfactory to such indemnified party; provided that, if the defendants in any such action include both the indemnified party and the indemnifying party, and the indemnified party shall have reasonably concluded that a conflict may arise between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel, to assert such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of such indemnified party’s election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party shall not be liable to such indemnified party under this Section 9 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in connection with the assertion of legal defenses in accordance with the proviso to the next preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel (together with local counsel), approved by the representatives representing the indemnified parties who are parties to such action), (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party; and except that, if clause (i) or (iii) is applicable, such liability shall be only in respect of the counsel referred to in such clause (i) or (iii). An indemnifying party will not, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested that an indemnifying party reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section, the indemnifying party shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by the indemnifying party of such request and (ii) the indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement.

(d) If the indemnification provided for in this Section 9 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) or expenses referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims,

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damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Guarantor on the one hand and the Underwriters of the Designated Securities on the other from the offering of the Designated Securities to which such loss, claim, damage or liability (or action in respect thereof) relates. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Guarantor on the one hand and the Underwriters of the Designated Securities on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof) or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Guarantor on the one hand and such Underwriters on the other shall be deemed to be in the same respective proportions as the total net proceeds from such offering (before deducting expenses) received by the Company and the Guarantor bear to the total underwriting discounts and commissions received by such Underwriters, in each case as set forth on the cover page of the Prospectus, as amended or supplemented. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Guarantor on the one hand or such Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company, the Guarantor and the Underwriters agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the applicable Designated Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The obligations of the Underwriters of Designated Securities in this subsection (d) to contribute are several in proportion to their respective underwriting obligations with respect to such Securities and not joint.

(e) The joint and several obligations of the Company and the Guarantor under this Section 9 shall be in addition to any liability which the Company and the Guarantor may otherwise have and shall extend, upon the same terms and conditions, to each officer, director or employee of each Underwriter and to each person, if any, who controls, is controlled by or is under common control with any Underwriter

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within the meaning of the Act or the Exchange Act; and the several obligations of the Underwriters under this Section 9 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer, director or employee of the Company or the Guarantor and to each person, if any, who controls the Company or the Guarantor within the meaning of the Act or the Exchange Act.

10. (a) If any Underwriter shall default in its obligation to purchase the Designated Securities which it has agreed to purchase under the applicable Pricing Agreement, the Representatives may in their discretion, after giving notice to and consulting with the Company and the Guarantor, arrange for themselves or another party or other parties to purchase such Designated Securities on the terms contained herein. If within thirty-six hours after such default by any Underwriter the Representatives do not arrange for the purchase of such Designated Securities, then the Company and the Guarantor shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the Representatives to purchase such Designated Securities on such terms. In the event that, within the respective prescribed period, the Representatives notify the Company and the Guarantor that they have so arranged for the purchase of such Designated Securities, or the Company and the Guarantor notify the Representatives that it has so arranged for the purchase of such Designated Securities, the Representatives or the Company shall have the right to postpone the Time of Delivery for such Designated Securities for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus as amended or supplemented, or in any other documents or arrangements, and each of the Company and the Guarantor agrees to file promptly any amendments or supplements to the Registration Statement or the Prospectus which in the opinion of the Representatives may thereby be made necessary. The term “Underwriter” as used in this Agreement shall include any person substituted under this Section 10 with like effect as if such person had originally been a party to the applicable Pricing Agreement.

(b) If, after giving effect to any arrangements for the purchase of the Designated Securities of a defaulting Underwriter or Underwriters by the Representatives or the Company as provided in subsection (a) above, the aggregate principal amount of such Designated Securities which remains unpurchased does not exceed one-eleventh of the aggregate principal amount of the Designated Securities, then the Company shall have the right to require each non-defaulting Underwriter to purchase the principal amount of Designated Securities which such Underwriter agreed to purchase under the applicable Pricing Agreement and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the principal amount of Designated Securities which such Underwriter agreed to purchase under such Pricing Agreement) of the Designated Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

(c) If, after giving effect to any arrangements for the purchase of the Designated Securities of a defaulting Underwriter or Underwriters by the Representatives or the Company as provided in subsection (a) above, the aggregate principal amount of Designated Securities which remains unpurchased exceeds one-

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eleventh of the aggregate principal amount of the Designated Securities, as referred to in subsection (b) above, or if the Company shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase Designated Securities of a defaulting Underwriter or Underwriters, then the applicable Pricing Agreement shall thereupon terminate, without liability on the part of any non-defaulting Underwriter, the Company or the Guarantor, except for the expenses to be borne by the Guarantor and the Company on the one hand and the Underwriters on the other hand, as provided in Section 7 hereof and the indemnity and contribution agreements in Section 9 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

11. The respective indemnities, agreements, representations, warranties and other statements of the Company, the Guarantor and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, the Company, the Guarantor or any officer or director or controlling person of the Underwriters, the Company or the Guarantor, and shall survive delivery of and payment for the Securities sold hereunder and any termination of this Agreement.

12. If any Pricing Agreement shall be terminated pursuant to Section 10 hereof, the Company and the Guarantor shall not then be under any liability to any Underwriter with respect to the Designated Securities covered by such Pricing Agreement except that Sections 7, 9, 11, 14, 15, 16, 17 and 19 hereof and any related provisions of the applicable Pricing Agreement shall survive any such termination and remain in full force and effect.

13. In all dealings hereunder, the Representatives of the Underwriters of Designated Securities shall act on behalf of each such Underwriter, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by such Representatives jointly or by such of the Representatives, if any, as may be designated for such purpose in the applicable Pricing Agreement.

All statements, requests, notices and agreements hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to the address of the Representatives as set forth in the applicable Pricing Agreement; and, if to the Company or the Guarantor, shall be delivered or sent by mail, telex or facsimile transmission to BBVA, Paseo de la Castellana 81, 28046, Madrid, Attention: Pedro Ma Urresti Laca and Ana Fernández Manrique; Facsimile No. +34 91 537 4011; provided, however, that any notice to an Underwriter pursuant to Section 9(c) hereof shall be delivered or sent by mail, telex or facsimile transmission to such Underwriter at its address set forth in its Underwriters’ questionnaire, or telex constituting such questionnaire, which address will be supplied to the Company and the Guarantor by the Representatives upon request. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

14. This Agreement and each Pricing Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company, the Guarantor and, to the extent provided in Sections 9 and 11 hereof, the officers and directors of the Company or the Guarantor and each person who controls the Company, the Guarantor or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement or any such

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Pricing Agreement. No purchaser of any Securities from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

15. Each of the Company and the Guarantor waives to the fullest extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of agency, fiduciary or similar duty to the Company or the Guarantor in connection with the offering of the Designated Securities or the process leading thereto and acknowledges and agrees that each Underwriter is acting solely in the capacity of an arm’s length contractual counterparty to the Company and the Guarantor with respect to the offering of the Designated Securities (including in connection with determining the terms of the offering contemplated by this Agreement) and not as an agent or fiduciary to the Company, the Guarantor or any other person. Additionally, each Underwriter is not advising the Company, the Guarantor or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company and the Guarantor shall consult with their own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of such matters, and no Underwriter shall have any responsibility or liability to the Company, the Guarantor or any other person with respect to such matters. Any review by an Underwriter of the Company, the Guarantor, the transactions contemplated by this Agreement or any other due diligence review by such Underwriter in connection with such transactions will be performed solely for the benefit of such Underwriter and shall not be on behalf of the Company, the Guarantor or any other person. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Guarantor, Company and the Underwriters, or any of them, with respect to the subject matter hereof.

16. Each of the Company and the Guarantor jointly and severally irrevocably agrees that any suit, action or proceeding against the Company or the Guarantor brought by Underwriters or by any person who controls the Underwriters, arising out of or based upon this Agreement, the Pricing Agreement or the transactions contemplated hereby may be instituted in any state or federal court in the Borough of Manhattan, The City of New York, New York, and, to the extent permitted by law, irrevocably waives any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding, and irrevocably submits to the nonexclusive jurisdiction of such courts in any such suit, action or proceeding. Each of the Company and the Guarantor irrevocably appoints Banco Bilbao Vizcaya Argentaria, S.A., New York Branch, as its Authorized Agent (the “Authorized Agent”) upon whom process may be served in any such suit, action or proceeding arising out of or based on this Agreement, the Pricing Agreement or the transactions contemplated hereby or thereby which may be instituted in any state or federal court in the Borough of Manhattan, The City of New York, New York, by an Underwriter or by any person who controls an Underwriter, and each of the Company and the Guarantor expressly consents to the jurisdiction of any such court in respect of any such suit, action or proceeding, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Each of the Company and the Guarantor represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and each of the Company and the Guarantor agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company or the Guarantor, as the case may be, shall be deemed, in every respect, effective service of process upon the Company or the Guarantor, as the case may be. Notwithstanding the foregoing, any suit, action or proceeding based on this Agreement may

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be instituted by the Underwriters in any competent court in the Kingdom of Spain.

17. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company and the Guarantor, which information may include the name and address of their respective clients, as well as other information that will allow the underwriters to properly identify their respective clients.

18. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the Company and the Guarantor will jointly and severally indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase United States dollars with the amount of judgment currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and the Guarantor and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

19. Time shall be of the essence of each Pricing Agreement. As used herein, “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

20. The invalidity or unenforceability of any section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other section, paragraph or provision hereof.

21. Except as may be otherwise provided in a Pricing Agreement, this Agreement and each Pricing Agreement shall be governed by and construed in accordance with the laws of the State of New York.

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ANNEX I

Pricing Agreement

May 11, 2011

BBVA Securities Inc.

1345 Avenue of the Americas

New York, NY 10105

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

Deutsche Bank Securities Inc.

60 Wall Street

New York, NY 10005

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

As Representatives of the several

Underwriters named in Schedule I hereto,

Ladies and Gentlemen:

BBVA U.S. Senior, S.A. Unipersonal, a sociedad anónima incorporated under the laws of the Kingdom of Spain (the “Company”), proposes, subject to the terms and conditions stated herein and in the Underwriting Agreement, a copy of which is attached hereto (the “Underwriting Agreement”), to issue and sell to the Underwriters named in Schedule I hereto (the “Underwriters”) the Securities specified in Schedule II hereto (the “Designated Securities”). Payment of principal and interest on the Designated Securities, as well as payment of the redemption price for the Designated Securities upon any redemption thereof plus accrued but unpaid interest on the Designated Securities, upon the dissolution, winding up or liquidation of the Company, will be fully, irrevocably and unconditionally guaranteed, on a senior basis (the “Guarantees”) by Banco Bilbao Vizcaya Argentaria, S.A, a sociedad anónima incorporated under the laws of the Kingdom of Spain (the “Guarantor”), to the extent described in the Pricing Prospectus (as defined in the Underwriting Agreement).

Each of the provisions of the Underwriting Agreement is incorporated herein by reference in its entirety, and shall be deemed to be a part of this Agreement to the same extent as if such provisions had been set forth in full herein; and each of the representations and warranties set forth therein shall be deemed to have been made at and as of the Applicable Time (as set forth in Schedule II attached hereto), except that each representation and warranty which refers to the Prospectus in Section 2 of the Underwriting Agreement shall be deemed to be a representation or warranty as of the date of the Prospectus (as defined in the Underwriting Agreement), and also a representation and warranty as of the Applicable Time in relation to the Prospectus as amended or supplemented relating to the Designated Securities and the related Guarantees which are the subject of this Pricing Agreement. Each reference to the Representatives or to the Underwriters in the provisions of the Underwriting

A1-1

Agreement so incorporated by reference shall be deemed to refer to you. Unless otherwise defined herein, terms defined in the Underwriting Agreement are used herein as therein defined. The Representatives designated to act on behalf of each of the Underwriters pursuant to Section 13 of the Underwriting Agreement and their addresses are set forth in Schedule II hereto.

A supplement to the Prospectus relating to the Designated Securities and the related Guarantees, in the form heretofore delivered to you (the “Prospectus Supplement”), is now proposed to be filed with the Commission.

Subject to the terms and conditions set forth herein and in the Underwriting Agreement incorporated herein by reference, each of the Company and the Guarantor jointly and severally agrees that the Company will issue and sell to each of the Underwriters, and (i) each of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Goldman, Sachs & Co. has agreed, severally and not jointly, to purchase from the Company, at the time and place and at the purchase price to the Underwriters set forth in Schedule II hereto, the principal amount of Designated Securities with related Guarantees set forth opposite the name of each such Underwriter in Schedule I hereto, less any amounts purchased by BBVA Securities Inc. pursuant to clause (ii) hereof and (ii) BBVA Securities Inc. has agreed, severally and not jointly, to act as a best efforts underwriter.

If the foregoing is in accordance with your understanding, please sign and return to us six (6) counterparts hereof, and upon acceptance hereof by you this letter and such acceptance hereof, including the provisions of the Underwriting Agreement incorporated herein by reference, shall constitute a binding agreement between the several Underwriters on the one hand and the Company and the Guarantor on the other.

It is understood that your acceptance of this letter on behalf of each of the Underwriters is or will be pursuant to the authority set forth in an Agreement among Underwriters.

[signature page follows]

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Very truly yours,

BBVA U.S. SENIOR, S.A. UNIPERSONAL

By:
Name:
Title:

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:
Name:
Title:

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Accepted as of the date hereof:

BBVA SECURITIES INC.

By:
Name:
Title:

CITIGROUP GLOBAL MARKETS INC.

By:
Name:
Title:

DEUTSCHE BANK SECURITIES INC.

By:
Name:
Title:

By:
Name:
Title:

GOLDMAN, SACHS & CO.

By:
Goldman, Sachs & Co.

On behalf of each of the Underwriters

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SCHEDULE I

Underwriter	Principal Amount of Fixed Rate Senior Notes to be Purchased
Citigroup Global Markets Inc.	$333,334,000
Deutsche Bank Securities Inc.	$333,333,000
Goldman, Sachs & Co.	$333,333,000
Total	$1,000,000,000

Underwriter	Principal Amount of Floating Rate Senior Notes to be Purchased
Citigroup Global Markets Inc.	$200,000,000
Deutsche Bank Securities Inc.	$200,000,000
Goldman, Sachs & Co.	$200,000,000
Total	$600,000,000

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SCHEDULE II

Issuer:

BBVA U.S. Senior, S.A. Unipersonal.

Titles of Designated Securities:

BBVA U.S. Senior, S.A. Unipersonal Fixed Rate Senior Notes due 2014, unconditionally and irrevocably guaranteed by Banco Bilbao Vizcaya Argentaria, S.A.

BBVA U.S. Senior, S.A. Unipersonal Floating Rate Senior Notes due 2014, unconditionally and irrevocably guaranteed by Banco Bilbao Vizcaya Argentaria, S.A.

Specific Terms of Designated Securities:

See Appendix A for copies of the Final Term Sheets relating to the Designated Securities.

Price to Public:

Fixed Rate Senior Notes due 2014:	99.89% plus accrued interest, if any, from May 18, 2011.

Floating Rate Senior Notes due 2014:	100.0% plus accrued interest, if any, from May 18, 2011.

Purchase Price by Underwriters:

Fixed Rate Senior Notes due 2014:	99.69%.

Floating Rate Senior Notes due 2014:	99.80%.

Principal Amount:

Fixed Rate Senior Notes due 2014:	$1,000,000,000.

Floating Rate Senior Notes due 2014:	$600,000,000.

Minimum Initial Purchase Amount:

Fixed Rate Senior Notes due 2014:	$100,000.

Floating Rate Senior Notes due 2014:	$100,000.

Denominations:

Fixed Rate Senior Notes due 2014:	A minimum of $1,000 with increments of $1,000 thereafter.

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Floating Rate Senior Notes due 2014:	A minimum of $1,000 with increments of $1,000 thereafter.

Specified Funds for Payment of Purchase Price:

Federal (same-day) funds.

Applicable Time:

4:00pm New York time May 11, 2011

Time of Delivery:

9:00am New York time May 18, 2011

Closing Location for Delivery of Designated Securities:

New York, New York.

Additional Closing Conditions:

N/A

Additional Opinions:

N/A

Names and Addresses of Underwriters, Including the Representatives:

BBVA Securities Inc.

1345 Avenue of the Americas

New York, NY 10105

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

Deutsche Bank Securities Inc.

60 Wall Street

New York, NY 10005

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

Listing:

New York Stock Exchange

Payment of Expenses by Company and Guarantor and by the Underwriters:

Notwithstanding Section 7 of the Underwriting Agreement, each of BBVA Securities Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Goldman,

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Sachs & Co., as an Underwriter, individually and not jointly, agrees to pay severally $200,000 to the Company for out-of pocket expenses, costs and legal fees incurred in connection with the transaction. For the avoidance of doubt, no Underwriter will be liable for any initial or on-going expenses after payment has been made in accordance with this provision.

Selling Restrictions:

The Kingdom of Spain

The Designated Securities may not be offered or sold in Spain.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of securities will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the securities that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of securities may be made to the public in that Relevant Member State at any time:

A.	to “qualified investors” as defined in the Prospectus Directive, including:

(a)	(in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(b)	(in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

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B.	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the underwriters for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any securities or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor”, and (B) in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where securities have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each Underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the Designated Securities in circumstances in which Section 21(1) of the FSMA does not apply to us or the Guarantor; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Designated Securities in, from or otherwise involving the United Kingdom.

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Hong Kong

The Designated Securities may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Designated Securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Designated Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This Prospectus Supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and the accompanying Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Designated Securities may not be circulated or distributed, nor may the Designated Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Designated Securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The Designated Securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and

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Exchange Law) and each underwriter has agreed that it will not offer or sell any Designated Securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Other Terms:

“Underwriter Information” shall mean the statements set forth in (i) the last paragraph of the cover page regarding delivery of the Securities, (ii) the names of the Underwriters, (iii) the sentences related to concessions and reallowances and (iv) the paragraph related to stabilization, syndicate covering transactions and penalty bids in the Pricing Prospectus and the Prospectus.

Jurisdictions Specified Pursuant to Section 5(b) of the Underwriting Agreement: None.

Jurisdictions Specified Pursuant to Section 5(e) of the Underwriting Agreement: Global.

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Appendix A

FINAL TERM SHEET

BBVA U.S. SENIOR, S.A. UNIPERSONAL

3.250% FIXED RATE SENIOR NOTES TERMS AND CONDITIONS

*************************

FINAL TERM SHEET

BBVA U.S. SENIOR, S.A. UNIPERSONAL

FLOATING RATE SENIOR NOTES TERMS AND CONDITIONS

Appendix B

Issuer Free Writing Prospectus(es):

Final Term Sheet BBVA U.S. Senior, S.A. Unipersonal 3.250% Fixed Rate Senior Notes Terms and Conditions, dated May 11, 2011

Final Term Sheet BBVA U.S. Senior, S.A. Unipersonal Floating Rate Senior Notes Terms and Conditions, dated May 11, 2011

Schedule 8(c)

Form of Opinion of U.S. Counsel

in connection with Section 8(c) of the Underwriting Agreement

We have acted as special United States counsel for BBVA U.S. Senior, S.A. Unipersonal, a limited liability company (sociedad anónima) organized under the laws of Spain (the “Company”), and Banco Bilbao Vizcaya Argentaria, S.A., a limited liability company (sociedad anónima) organized under the laws of Spain, as guarantor (the “Guarantor”), in connection with the Underwriting Agreement (the “Underwriting Agreement”) incorporated by reference in the Pricing Agreement dated May [—], 2011 (the “Pricing Agreement”) with you and the other several Underwriters named in Schedule I thereto under which you and such other Underwriters have severally agreed to purchase from the Company $[—] aggregate principal amount of its Fixed Rate Senior Notes due 2014 and $[—] aggregate principal amount of its Floating Rate Senior Notes due 2014 (together, the “Notes”), each guaranteed by the Guarantor (the “Guarantees” and, together with the Notes, the “Securities”). The Securities are to be issued pursuant to the provisions of the Indenture dated as of June 28, 2010 (the “Indenture”) among the Company, the Guarantor and The Bank of New York Mellon, as trustee (the “Trustee”).

We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

We have also participated in the preparation of the registration statement of the Company and the Guarantor on Form F-3 (File No. 333-167820) (including the documents incorporated by reference therein (the “Incorporated Documents”)) filed with the Securities and Exchange Commission (the “Commission”) pursuant to the provisions of the Securities Act of 1933, as amended (the “Act”), relating to the registration of securities (the “Shelf Securities”) to be issued from time to time by the Company and the Guarantor, and have participated in the preparation of the preliminary prospectus supplement dated May [—], 2011 relating to the Securities, the free-writing prospectuses set forth in Appendix B to the Pricing Agreement and the prospectus supplement dated May [—], 2011, relating to the Securities (the “Prospectus Supplement”). The registration statement became effective under the Act and the Indenture qualified under the Trust Indenture Act of 1939, as amended, upon the filing of the registration statement with the Commission on June 28, 2010 pursuant to Rule 462(e). The registration statement at the date of the Pricing Agreement, including the Incorporated Documents and the information deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430B under the Act, is hereinafter referred to as the “Registration Statement,” and the related prospectus (including the Incorporated Documents) dated June 28, 2010 relating to the Shelf Securities is hereinafter referred to as the “Basic Prospectus.” The Basic Prospectus, as supplemented by the Prospectus Supplement, in the form first used to confirm sales of the Securities (or in the form first made available by the Company to the Underwriters to meet requests of purchasers of the Securities under Rule 173 under the Act), is hereinafter referred to as the “Prospectus.”

We have assumed the conformity of the documents filed with the Commission via the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), except for required EDGAR formatting changes, to physical copies of the documents submitted for our examination.

Based upon the foregoing, we are of the opinion that:

(1)	Assuming that the Pricing Agreement has been duly authorized, executed and delivered by the Company and the Guarantor insofar as Spanish law is concerned, the Pricing Agreement has been duly executed and delivered by the Company and the Guarantor.

(2)

Assuming that the Indenture has been duly authorized, executed and delivered by the Company and the Guarantor insofar as Spanish law is concerned, the Indenture has been duly executed and delivered by the Company and the Guarantor, and the Indenture is a valid and binding agreement of the Company and the Guarantor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, provided that we express no opinion as to (x) the enforceability of any waiver of rights under any usury or stay law and (y) any provisions of the Indenture that are expressed to be governed by Spanish law.

(3)

Assuming that the Notes have been duly authorized, executed and delivered by the Company insofar as Spanish law is concerned, the Notes, when the Notes are executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters pursuant to the Pricing Agreement, will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, and will be entitled to the benefits of the Indenture pursuant to which such Notes are to be issued; provided that we express no opinion as to (x) the enforceability of any waiver of rights under any usury or stay law and (y) any provisions of the Notes or the Indenture that are expressed to be governed by Spanish law.

(4)	Assuming that the Pricing Agreement has been duly authorized, executed and delivered by the Company and the Guarantor insofar as Spanish law is concerned, under the laws of the State of New York relating to personal jurisdiction, each of the Company and the Guarantor has, pursuant to Section 16 of the Underwriting Agreement and Section 1.16 of the Indenture, validly and irrevocably submitted to the non-exclusive personal jurisdiction of any state or United States federal court located in the Borough of Manhattan, the City of New York, New York (each a “New York Court”) in any action arising out of or relating to the Indenture and the Pricing Agreement or the transactions contemplated thereby, has validly and irrevocably waived to the fullest extent it may effectively do so any objection to the venue of a proceeding in any such New York Court, and has validly and irrevocably appointed Banco Bilbao Vizcaya Argentaria, S.A., New York Branch, as its authorized agent for the purpose described therein.

(5)

Assuming the Tax Certification Agency Agreement dated as of May [—], 2011 among the Company, the Guarantor and Acupay System LLC (the “Acupay Agreement”) and the Letter of Appointment dated as of May [—], 2011 executed by the Company, the Guarantor and Acupay System LLC (the “Acupay Letter of Appointment”) have been duly authorized, executed and delivered by the Company and the Guarantor, as applicable, under Spanish law, the Acupay Agreement and the Acupay Letter of

Appointment constitute valid and binding agreements of the Company and the Guarantor, enforceable against each of the Company and the Guarantor in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

(6)	Neither the Company nor the Guarantor is, or after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Prospectus will be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(7)	The execution and delivery by the Company of, and the performance by the Company of its obligations under, the Pricing Agreement, the Indenture and the Securities (collectively, the “Documents”) and the execution and delivery by the Guarantor, and the performance by the Guarantor of its obligations under, the Documents will not contravene any provision of the laws of the State of New York or any federal law of the United States of America that in our experience is normally applicable to general business corporations in relation to transactions of the type contemplated thereby, provided that we express no opinion as to federal or state securities laws, or the antifraud provisions of New York State law or other applicable laws, insofar as they may relate to any misstatement or omission of fact in the Basic Prospectus, fraudulent transfer laws or antitrust laws.

(8)	No consent, approval, authorization, or order of, or qualification with, any governmental body or agency under the laws of the State of New York or any federal law of the United States of America that in our experience is normally applicable to general business corporations in relation to transactions of the type contemplated by the Documents is required for the execution, delivery and performance by the Company or the Guarantor of its obligations under the Documents, except such as may be required under federal or state securities or Blue Sky laws as to which we express no opinion.

We have considered the statements included in the Basic Prospectus under the caption “Description of the Notes and the Notes Guarantees” and in the Prospectus Supplement under the caption “Certain Terms of the Notes and the Notes Guarantees” insofar as they summarize provisions of the Indenture and the Notes and the Guarantees. In our opinion, such statements fairly summarize these provisions in all material respects. The statements included in the Basic Prospectus under the caption “U.S. Tax Considerations,” insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, in our opinion fairly and accurately summarize the matters referred to therein in all material respects.

In rendering the opinions in paragraphs (1), (2), (3) and (5) above, we have assumed that each party to the Documents, the Acupay Agreement and the Acupay Letter of Appointment, respectively, has been duly incorporated and is validly existing under the laws of the jurisdiction of its organization. In addition, we have assumed that (i) the execution, delivery and performance by each party thereto of each Document to which it is a party and of the Acupay Agreement and the Acupay Letter of Appointment, respectively, (a) are within its corporate powers, (b) do not contravene, or constitute a default under, the certificate of incorporation or bylaws or other constitutive documents of such party, (c) require no action by or in respect of, or filing with, any governmental body, agency or official and (d) do not contravene, or constitute a default under, any provision of applicable law or regulation or any judgment, injunction, order or decree or any agreement or other instrument binding upon such party, provided that we make no such assumption to the extent that we have specifically opined as to such matters with respect to the Company and the Guarantor, and (ii) each Document (other than the Pricing Agreement), the Acupay Agreement and the Acupay Letter of Appointment, respectively, is a valid, binding and enforceable agreement of each party thereto (other than as expressly covered above in respect of the Company and the Guarantor). We express no opinion as to whether a United States federal court or a court of the State of New York would (1) have jurisdiction over a controversy arising under the Documents or (2) render or enforce a judgment in a currency other than United States dollars.

Our opinions set forth in paragraphs (2), (3) and (5) above may be subject to possible judicial action giving effect to governmental actions or foreign laws affecting creditors rights. We note that the choice of law provisions set forth in the Indenture select Spanish law as the governing law for the due authorization and execution of the Indenture and the Notes, the Regulations (as defined in the Indenture) governing the Syndicate (as defined in the Indenture) and the duties of and all other matters relating to the Commissioner (as defined in the Indenture).

We are members of the Bar of the State of New York, and the foregoing opinion is limited to the laws of the State of New York and the federal laws of the United States of America, except that we express no opinion as to any law, rule or regulation that is applicable to the Company and the Guarantor, the Documents, or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate. With respect to all matters of Spanish law, you have received, and we understand that you are relying upon, the opinion of J&A Garrigues, S.L.P., Spanish counsel to the Company and the Guarantor, delivered pursuant to Section 8(d) of the Underwriting Agreement.

This opinion is rendered solely to you and the other several Underwriters in connection with the Pricing Agreement. This opinion may not be relied upon by you for any other purpose or relied upon by any other person (including any person acquiring Securities from the several Underwriters) or furnished to any other person without our prior written consent.

This opinion is rendered solely to you and the other several Underwriters in connection with the Pricing Agreement. This opinion may not be relied upon by you for any other purpose or relied upon by any other person (including any person acquiring Securities from the several Underwriters) or furnished to any other person without our prior written consent.

******************************

We have acted as special United States counsel for BBVA U.S. Senior, S.A. Unipersonal, a limited liability company (sociedad anónima) organized under the laws of Spain (the “Company”), and Banco Bilbao Vizcaya Argentaria, S.A., a limited liability company (sociedad anónima) organized under the laws of Spain, as guarantor (the “Guarantor”), in connection with the Underwriting Agreement (the “Underwriting Agreement”) incorporated by reference in the Pricing Agreement dated May [—], 2011 (the “Pricing Agreement”) with you and the other several Underwriters named in Schedule I thereto under which you and such other Underwriters have severally agreed to purchase from the Company $[—] aggregate principal amount of its Fixed Rate Senior Notes due 2014 and $[—] aggregate principal amount of its Floating Rate Senior Notes due 2014 (together, the “Notes”), each guaranteed by the Guarantor (the “Guarantees” and, together with the Notes, the “Securities”). The Securities are to be issued pursuant to the provisions of the Indenture dated as of June 28, 2010 (the “Indenture”) among the Company, the Guarantor and The Bank of New York Mellon, as trustee (the “Trustee”).

We have participated in the preparation of the registration statement of the Company and the Guarantor on Form F-3 (File No. 333-167820) (including the documents incorporated by reference therein (the “Incorporated Documents”)) filed with the Securities and Exchange Commission (the “Commission”) pursuant to the provisions of the Securities Act of 1933, as amended (the “Act”), relating to the registration of securities (the “Shelf Securities”) to be issued from time to time by the Company and the Guarantor, and have participated in the preparation of the preliminary prospectus supplement dated May [—], 2011 (the “Preliminary Prospectus Supplement”) relating to the Securities, the free writing prospectuses set forth in Appendix B to the Pricing Agreement and the prospectus supplement dated May [—], 2011, relating to the Securities (the “Prospectus Supplement”). The registration statement became effective under the Act and the Indenture qualified under the Trust Indenture Act of 1939, as amended, upon the filing of the registration statement with the Commission on June 28, 2010 pursuant to Rule 462(e). The registration statement at the date of the Pricing Agreement, including the Incorporated Documents and the information deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430B under the Act, is hereinafter referred to as the “Registration Statement,” and the related prospectus (including the Incorporated Documents) dated June 28, 2010 relating to the Shelf Securities is hereinafter referred to as the “Basic Prospectus.” The Basic Prospectus, as supplemented by the Preliminary Prospectus Supplement, together with the free writing prospectuses set forth in Appendix B to the Pricing Agreement for the Securities are hereinafter referred to as the “Disclosure Package.” The Basic Prospectus, as supplemented by the Prospectus Supplement, in the form first used to confirm sales of the Securities (or in the form first made available by the Company to the Underwriters to meet requests of purchasers of the Securities under Rule 173 under the Act), is hereinafter referred to as the “Prospectus.”

We have assumed the conformity of the documents filed with the Commission via the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), except for required EDGAR formatting changes, to physical copies of the documents submitted for our examination.

The primary purpose of our professional engagement was not to establish or confirm factual matters or financial, accounting or quantitative information. Furthermore, many determinations involved in the preparation of the Registration Statement, the Disclosure Package and the Prospectus are of a wholly or partially non-legal character or relate to legal matters outside the scope of our opinion separately delivered to you today in respect of certain matters under the laws of the State of New York and the federal laws of the United States of America. As a result, we are not passing upon, and do not assume any responsibility for, the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Disclosure Package and the Prospectus, and we have not ourselves checked the accuracy, completeness or fairness of, or otherwise verified, the information furnished in such documents (except to the extent expressly set forth in our opinion letter separately delivered to you today as to statements included in the Basic

Prospectus under the captions “Description of the Notes and the Notes Guarantees” and “U.S. Tax Considerations” and in the Prospectus Supplement under the captions “Certain Terms of the Notes and the Notes Guarantees” and “U.S. Tax Considerations.” However, in the course of our acting as counsel to the Company and the Guarantor in connection with the review of the Registration Statement, the Disclosure Package and the Prospectus, we have generally reviewed and discussed with your representatives and your counsel and with certain officers and employees of, and independent public accountants for, and Spanish counsel to, the Company and the Guarantor the information furnished, whether or not subject to our check and verification. We have also reviewed and relied upon certain corporate records and documents, letters from counsel and accountants and oral and written statements of officers and other representatives of the Company and the Guarantor and others as to the existence and consequence of certain factual and other matters.

On the basis of the information gained in the course of the performance of the services rendered above, but without independent check or verification except as stated above:

(i)	the Registration Statement and the Prospectus appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the applicable rules and regulations of the Commission thereunder; and

(ii)	nothing has come to our attention that causes us to believe that, insofar as relevant to the offering of the Securities:

(a)	on the date of the Pricing Agreement, the Registration Statement contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading,

(b)	at : A/P.M. New York City time, the Disclosure Package contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or

(c)	the Prospectus as of the date of the Pricing Agreement or as of the date hereof contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

In providing this letter to you and the other several Underwriters, we have not been called to pass upon, and we express no view regarding, the financial statements or financial schedules or other financial or accounting data included in the Registration Statement, the Disclosure Package or the Prospectus. It is understood, for the purpose of this letter, that any data furnished in accordance with “Guide 3. Statistical Disclosure by Bank Holding Companies” under the Securities Act of 1933, as amended, is financial data. In addition, we express no view as to the conveyance of the Disclosure Package or the information contained therein to investors.

This letter is delivered solely to you and the other several Underwriters in connection with the Pricing Agreement. This letter may not be relied upon by you for any other purpose or relied upon by any other person (including any person acquiring Securities from the several Underwriters) or furnished to any other person without our prior written consent.

Schedule 8(d)

Form of Opinion of Spanish Counsel

in connection with Section 8(d) of the Underwriting Agreement

We have acted as special Spanish Legal counsel for BBVA U.S. Senior, S.A. Unipersonal (hereinafter the “Issuer”) and BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (hereinafter, “BBVA” or the “Guarantor) in connection with the Underwriting Agreement dated [—], 2011 (the “Underwriting Agreement”) and related pricing agreement dated [—], 2011 (together with the Underwriting Agreement, the “Underwriting Documents”) among the Issuer, the Guarantor and you, as underwriters (the “Underwriters”). Pursuant to the Underwriting Documents, the Issuer has agreed to issue and you have agreed to purchase from the Issuer $[•] aggregate principal amount of its Senior Fixed Rate Notes due [—] 2014 (the “Fixed Rate Notes”) and $[•] aggregate principal amount of its Senior Floating Rate Notes due [—] (the “Floating Rate Notes” and together with the Fixed Rate Notes, the “Notes”) guaranteed by the Guarantor to the extent provided in two guarantees issued by the Guarantor, dated [•], 2011 (the “Guarantees” and, together with the Notes, the “Securities”). The Notes will be issued pursuant to the provisions of the Senior Debt Indenture dated as of June 28, 2010 (the “Indenture”) between the Issuer, the Guarantor and The Bank of New York Mellon, as trustee (the “Senior Debt Trustee”).

This opinion is delivered to you pursuant to Section 8(d) of the Underwriting Agreement, and all capitalized terms used herein that are defined in the Underwriting Agreement have the meanings assigned to such terms therein, unless otherwise defined.

1.	Background

For the purposes of issuing this legal opinion, we have reviewed and examined originals or copies certified or otherwise identified to our satisfaction, of such records of the Guarantor, and the Issuer and such other documents and certificates, and made such inquiries with officers of the Issuer and the Guarantor as we have deemed necessary as a basis for the opinions hereinafter expressed. In particular, we have reviewed and examined copies of the following documents:

1.	A copy of the Indenture;

2.	A copy of the Underwriting Documents;

3.	A copy of the Securities;

4.	A copy of the executed deed of issuance of the Fixed Rate Notes dated [—] May 2011 by the Issuer (the “Fixed Rate Notes Deed”);

5.	A copy of the executed deed of issuance of the Floating Rate Notes dated [—] May 2011 by the Issuer (the “Floating Rate Notes Deed” and together with the Fixed Rate Notes Deed, the “Deeds”);

6.	A copy of the Guarantee executed by the Guarantor dated [—] May 2011 in relation with the Fixed Rate Notes (hereinafter, the “Fixed Rate Notes Guarantee”);

7.	A copy of the Guarantee executed by the Guarantor dated [—] May 2011 in relation with the Floating Rate Notes (hereinafter, the “Floating Rate Notes Guarantee” and together with the Fixed Rate Notes Guarantee, the “Guarantees”);

8.	A photocopy of the deed of incorporation of the Issuer granted on 22 February 2006 before the Notary Public of Madrid Mr. Carlos Rives Gracia with the number 619 of his official records;

9.	A copy of the by-laws of each of the Issuer and the Guarantor (the “By-Laws”);

10.	A copy of the certification issued by the Secretary of the Board of Directors of BBVA U.S. Senior, S.A. Unipersonal including the resolutions passed by the Sole Shareholder and the Board of Directors of such company on 21 June 2010;

11.	A copy of the registration statement (file no. 333-167820) filed with the Securities and Exchange Commission on 28 June 2010 (the “Registration Statement”);

12.	The Disclosure Package, as defined below, including a copy of the Preliminary Prospectus Supplement filed with the Securities Exchange Commission on [—] May 2011 (the “Preliminary Prospectus Supplement”) and a copy of the Prospectus Supplement filed with the Securities and Exchange Commission on [—] May 2011 (the “Prospectus Supplement”);

13.	A copy of the Tax Certification Agreement signed with Accupay System LLC on [—] May 2011 (the “Tax Certification Agreement”);

14.	A copy of the certification issued by the Secretary of the Board of Directors of the Guarantor including the resolutions passed by the Shareholders Meetings on 18 March 2006, 16 March 2007, 14 March 2008 and 13 March 2009 and the Board of Directors of such company on 25 May 2010;

15.	[A copy of the public deed of execution of the powers of attorney granted by BBVA U.S. Senior, S.A. Unipersonal, to [ ] under the deed executed before the Notary Public Mr. [ ] with the number [ ] of his official records duly registered with the Mercantile Register; and

16.	A copy of the public deed of execution of the powers of attorney granted by the Guarantor to [ ].

17.	A digital copy of the data filed at the Registro Mercatil de Vizcaya as of 11 April 2011, about the Issuer.

18.	A copy of the Bank of Spain’s número de operación financiera (N.O.F.) in relation with the Fixed Rate Notes.

19.	A copy of the Bank of Spain’s número de operación financiera (N.O.F.) in relation with the Floating Rate Notes.

20.	Searches dated [—] May 2011 for the Issuer and the Guarantor on the website of the registers of the Bank of Spain, on the CNMV website and on the online Public Register of Insolvency Decisions (www.publicidadconcursal.es).

2.	ASSUMPTIONS UNDERLYING THE OPINION

On issuing this opinion, we assumed that:

a)	The documents we consulted to issue this opinion are accurate, complete and have not been modified or rendered null and void by any documents other than those provided by the consulted sources.

b)	The photocopies of the documents provided to us in order to issue this opinion are true and complete copies of their originals.

c)	That the signatures and seals appearing in the executed documents submitted to us are authentic.

d)	That the Underwriters (except for the Guarantor) and the Senior Debt Trustee and any have the corporate power to enter into and perform as provided for under the Indenture and the Underwriting Documents (together hereinafter the “Agreements”) and have taken all respective and necessary corporate action to authorize the execution, delivery and performance of the Agreements, and are valid and legal obligations binding on the parties thereto (except for the Guarantor and the Issuer) (and are not subject to avoidance by any person) under all applicable laws and in all applicable jurisdictions (other than the laws of Spain) and insofar as any of such Agreements and other documents falls to be performed in any jurisdiction other than Spain its performance will not be illegal or ineffective by virtue of the laws of that jurisdiction;

e)	That the individuals that execute the Agreements on behalf of the Underwriters (except for the Guarantor) and the Senior Debt Trustee have the power, and have been authorized by all necessary corporate action, to execute and deliver the Agreements;

f)	That all deeds, instruments, agreements and other documents in relation to the matters contemplated by the Agreements are within the capacity and powers of, have been validly authorized, executed and delivered by the parties thereto (except for the Guarantor and the Issuer);

g)	the absence of fraud and the presence of good faith on the part of the Issuer and the Guarantor;

h)	that the representation and warranties (other than any representation and warranties as to which we are expressing opinion herein) given by each of the parties to the Agreements are in each case true, accurate and complete in all respects;

i)	without having made any investigation that the Agreements, governed by the laws of the State of New York, and any other applicable laws other than the laws of Spain, constitutes legal, valid, binding and enforceable obligations to the respective parties thereto under such laws;

j)	that there are no contractual or similar restrictions binding on any person which would affect the conclusions of this opinion resulting from any agreement or arrangement not being a document specifically examined by us for the purposes of this opinion and there are no arrangements between any of the parties to the documents which modify or supersede any of the terms thereof (it being understood that we are not aware of the existence of any such agreement or arrangement);

k)	that insofar as any obligation under the documents examined falls to be performed in, or is otherwise subject to, any jurisdiction other than the Kingdom of Spain, their performance will not be illegal or ineffective by virtue of any law of, or contrary to public policy in, that jurisdiction;

l)	That the Underwriting Documents are legally binding, valid and enforceable obligations for all of the Underwriters (except for the Guarantor and the Issuer) and the Senior Debt Trustee; and

m)	That the Registration Statement, and the related prospectus (including the Incorporated Documents) dated June 28, 2010 relating to the Securities (hereinafter referred to as the “Base Prospectus”) as supplemented by the Preliminary Prospectus Supplement, together with the free writing prospectus substantially in the form set forth in Schedule [—] to the Underwriting Agreement for the Securities, including any amendment thereto, are hereinafter called the “Disclosure Package”, and as supplemented by the final prospectus supplement, in the form first used to confirm sales of the Securities (or in the form first made available by the Issuer and the Guarantor to the Underwriters to meet requests of purchasers of the Notes under Rule 173 under the Act) (hereinafter referred to as the “Prospectus”) have been filed with the United States Securities and Exchange Commission (the “Commission”).

3.	Scope of the opinion

This opinion refers solely and exclusively to legal matters and is issued solely with respect to Spanish law in force on the date hereof.

4.	Opinion

(a)	Legal

A.	The Issuer and the Guarantor are each limited liability companies (“Sociedades Anónimas”) duly incorporated and validly existing under the laws of the Kingdom of Spain and have full power and capacity to conduct their respective businesses as described in the Disclosure Package and the Prospectus, to enter into the Agreements, the Deeds and the Securities and to undertake and perform their respective obligations established thereunder.

B.	The Issuer and the Guarantor have all requisite power and authority to enter into and perform their respective obligations under the Agreements, the Deeds and the Securities and have taken all necessary actions to approve and authorize their delivery and performance.

C.	The Issuer, as limited liability company (“Sociedad Anónima”), has all the required requisite corporate power and authority to issue the Notes, as provided for in the Agreements and in accordance with the resolutions passed by their Sole Shareholder and their respective Board of Directors on 21 June 2010.

D.	Neither the Issuer nor the Guarantor is in liquidation, dissolution, insolvency or similar proceedings, and no liquidation, administrator or receiver or analogous person under the laws of the Kingdom of Spain has been appointed over all or any of either the Issuer’s or the Guarantor’s assets. To the best of our knowledge, and based on the information available at the online Public Register of Insolvency Decisions (www.publicidadconcursal.es), no notice of commencement of insolvency proceedings has been filed.

E.	Save for obtaining from the Bank of Spain the número de operación financiera (N.O.F.), which has been obtained for each of the Notes, and the registration of each of the Deeds (Escritura de Emisión) with the Mercantile Registry and the publication of the announcements in the official gazette of the Mercantile Registry (BORME), which have taken place, no other consents, approvals, authorizations, orders, regulations, qualifications or clearances of or with any court or governmental agency or regulatory body in Spain having jurisdiction over the Issuer or the Guarantor and its subsidiaries or any of their properties or of any stock exchange authorities in Spain is required for the (i) valid authorization, execution, delivery and performance by the Issuer and the Guarantor of their respective obligations under the Agreements, the Deeds and the issuance, delivery and sale of Securities (subject to the selling restrictions in Spain contained in the Securities itself), (ii) the issuance and delivery of the Securities or to effect distributions and all other payments in United States dollars on the Securities or (iii) for the consummation of the other transactions by the Issuer and the Guarantor.

F.	The Agreements, the Deeds and the Securities have been duly authorized, executed and delivered by the Issuer and the Guarantor, as applicable, and constitute legal, valid, binding and enforceable obligations of the Issuer and the Guarantor, enforceable against the Issuer and the Guarantor, as applicable, in accordance with their terms, are in appropriate form to be admissible in evidence in the Courts of the Kingdom of Spain and contain no material provision that is contrary to law or public policy in the Kingdom of Spain.

G.	Each of the individuals signing the Agreements, in the name and on behalf of the Issuer and the Guarantor, was, at the time of execution of the relevant Agreement, duly empowered to act in the name and on behalf of the Issuer or the Guarantor, respectively.

H.	The execution and delivery of the Agreements and the Deeds, the granting of the Guarantees and the performance with all of the Issuer and/or (as the case may be) the Guarantor’s respective obligations arising thereunder and the consummation of the transactions therein contemplated and compliance with the terms thereof do not conflict with or result in a breach of:

(a)	Any provision of the By-Laws;

(b)	Any present law or regulation of Spain;

(c)	Any judicial or administrative order binding on the Issuer or Guarantor or its assets of which we are aware taking into account that no review or investigation on this subject has been performed;

(d)	The principles of public policy (“orden público”) as these are construed in Spain as of the date of this opinion.

I.	BBVA owns directly or indirectly all of the outstanding ordinary shares of the Issuer.

J.	The issued and outstanding share capital of each of the Issuer and the Guarantor has been duly and validly authorized, has been issued and fully paid and is not subject to any call for the payment of further capital and is non-assessable.

K.	There are no legal or regulatory options, warrants, rights to acquire or subscribe on, over or affecting any shares or debentures in or securities already issued by the Issuer or the Guarantor or its Spanish subsidiaries which may result in a material dilution of the Guarantor’s equity participation in the Issuer as set forth in the Registration Statement, the Disclosure Package and the Prospectus or documents incorporated by reference therein.

L.	The Securities have been duly authorized and validly issued are fully paid and non-assessable; no holder thereof is or will be subject to personal liability by reason only of being such a holder; and the Securities are not subject to pre-emptive rights of any shareholder of the Issuer.

M.	The statements made in the Disclosure Package and each Prospectus and any amendments thereto under the captions “Enforceability of Civil Liabilities”, “Description of BBVA Ordinary Shares”, “Description of BBVA American Depositary Shares”, “Description of Rights to Subscribe for Ordinary Shares”, “Description of the Notes and the Notes Guarantees” and “Spanish Tax Considerations”, “Annex A - Procedures for Spanish Withholding Tax Documentation For Preferred Securities Held Through an Account at The Depository Trust Company”, “Annex B – Forms of Required Spanish Withholding Tax Documentation and Procedures for Direct Refund from Spanish Tax Authorities, and related to the ranking of the Notes, the Syndicates of Noteholders, the “Regulations”, the “Syndicate” and the “Commissioner”, to the extent that they relate to matters of Spanish law or taxation, are true and accurate and there are no facts the omission of which from such statements would make the same misleading in any material respect.

N.	The statements made in the in the Disclosure Package and each Prospectus and any amendments thereto under the captions “Description of BBVA Ordinary Shares”, “Description of BBVA American Depositary Shares”, “Description of Rights to Subscribe for Ordinary Shares” and “Description of the Notes and the Notes Guarantees” insofar as they summarize provisions of the Agreements, the Securities or any other documents are true and accurate and there are no facts the omission of which from such statements would make the same misleading in any material respect.

O.	No filing or registration of the Registration Statement, the Disclosure Package, any Prospectus or any other offering document or circular is necessary under Spanish law in connection with the issuance, sale or delivery of the Securities to the Underwriters, in the manner contemplated hereby, or the resale and delivery of such Securities by the Underwriters in the manner contemplated in the Disclosure Package and the Prospectus.

P.	Insofar as matters of Spanish law are concerned, the Disclosure Package and each Prospectus have been duly authorized by and on behalf of the Issuer and the Guarantor.

Q.	Under the laws of Spain, neither the Issuer nor the Guarantor, nor any of their respective assets (including properties) have any immunity from service of process, suit or proceedings or the enforcement of any judgment, including attachments (whether on the grounds of sovereign immunity or otherwise).

R.	The payment obligations of the Issuer under the Notes, will be direct, unconditional and unsecured obligations of the Issuer (except for the Guarantees).

S.	Payment under the Guarantees will not be subject to prior verification of the Dirección General del Tesoro y Política Financiera or any appropriate agency of the Ministry of Economy and Finance; provided that as permitted by Royal Decree 1816/1991 of December 20, certain foreign transactions could be limited or reduced whenever such transactions could have a materially adverse effect on the interests of the Kingdom of Spain.

T.	The payment obligations of the Issuer under the Notes will at all times rank pari passu without preference among themselves.

The credits of the Noteholders arising from the principal of the Notes in the event of the insolvency of the Issuer and in respect of other creditors shall rank in accordance with the provisions of the Spanish Law 22/2003 of July 9 regulating Insolvency procedures in Spain, as amended (“Ley Concursal”, hereinafter the “Insolvency Law”). In the event of insolvency of the Issuer, claims arising from the principal of the Notes against it from Noteholders (who are not related to the Issuer under article 93 of the Insolvency Law) will be classified as ordinary credits (“créditos ordinarios”). Ordinary credits will rank below credits against the insolvency estate (“créditos contra la masa”) and privileged credits (“créditos privilegiados”) which shall be paid in full (within the limits under article 90 of the Insolvency Law) before ordinary credits. Ordinary credits rank above subordinated credits and shareholders’ rights. All ordinary credits will be paid pro rata against the insolvency estate of the Issuer.

In addition to the abovementioned, pursuant to article 92 of the Insolvency Law the interest payment obligations under the Notes will be classified as subordinated obligations of the Issuer. In the event of insolvency, the Issuer will meet subordinated payment obligations in the order detailed below and pro rata within each class:

(a)	Credits suffering from a belated or faulty communication to the insolvency administration or which have required an administrative order or decision to be included in the insolvency credits;

(b)	Contractually subordinated credits;

(c)	Interest credits, expressly including default interest (except credits secured with securities in rem to the extent covered by such securities);

(d)	Credits arising from fines or penalties;

(e)	Credits of any persons specially related to the Issuers in the terms of article 93 of the Insolvency Law;

(f)	Credits arising from detrimental claims where Spanish Court has determined that the relevant creditor has acted in bad faith (rescisión concursal); or

(g)	Credits arising from contracts with reciprocal obligations as referred to in articles 61, 62 and 69 of the Insolvency Act, when the Spanish Court finds, following the report by the insolvency administrators (administración concursal), that the creditor has repeatedly hindered fulfillment of the contract against the interest of the insolvency.

Upon the insolvency of the Issuer, the credits of interest on the senior Notes against the Issuer shall be included among those in section (c) above.

U.	The payment obligations of the Guarantor under the Guarantees constitute direct, unconditional and unsecured obligations of the Guarantor and will rank pari passu with all other unsecured and unsubordinated obligations of the Guarantor, present or future, including those in respect of deposits. In the event of insolvency of the Guarantor, claims against it from Noteholders (which are not related to the Guarantor under article 93 of the Insolvency Law) for the repayment of principal of the Notes will be classified as ordinary credits. Ordinary credits will rank below credits against the insolvency estate (“créditos contra la masa”) and privileged credits (“créditos privilegiados”) which shall be paid in full (within the limits under article 90 of the Insolvency Law) before ordinary credits. All ordinary credits will be paid pro rata against the insolvency estate of the Guarantor.

V.	It is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of the Agreements, the Deeds and the Guarantees that any document be filed, recorded or enrolled with any government department or other authority in Spain. Any document pertaining to the issue of guaranteeing the Notes by means of the Guarantees shall not be subject to any stamp duty or similar tax.

W.	The Spanish courts will give effect to the choice of the State of New York as the governing law of the aspects expressly stated into the Agreements and the Notes subject to the terms and conditions of Regulation (EC) No 593/2008 of the European Parliament and of the Council of 17 June 2008 on the law applicable to contractual obligations (Rome I).

X.	The Issuer and the Guarantor, as the case may be, can sue and be sued in its own name, and under the laws of Spain the irrevocable submission of the Issuer and the Guarantor to the non-exclusive jurisdiction of the state and Federal courts in the Borough of Manhattan, The City of New York, New York (each a “New York court”), and the waiver by the Issuer and the Guarantor of any objection to the venue of a proceeding in a New York court are legal, valid and binding; and service of process effected in the manner set forth in the Agreements, assuming their validity under New York law, will be effective, insofar as Spanish law is concerned, to confer valid personal jurisdiction over the Issuer and the Guarantor, as the case may be, before a New York court.

Y.	A judgment duly obtained in the courts of New York in connection with the Agreements and the Notes will be recognized and enforceable, under the laws of Spain, against the Issuer or the Guarantor by the courts of Spain without a retrial or re-examination of the matters thereby adjudicated. The judicial courts of Spain will recognize and enforce, without re-examination of the merits of the case, as a valid judgment, any final judgment obtained against the Issuer or the Guarantor in respect of the Agreements, subject to full compliance with the requirements set forth in the international treaties that may be applicable from time to time and, as the case may be, Spanish Procedural Law. For the recognition and enforcement in Spain of a judgment or decision with executive force rendered by said courts, it will have to be submitted to the exequatur procedure, for which purpose the following requirements under Spanish Procedural Law must be met: (i) the decision to be enforced must have been rendered as the result of the bringing of a personal action; (ii) the judgment must be final, sworn-translated into Spanish and apostilled, as the document to be enforced must meet the requirements for it to be considered authentic in the country where it was rendered and the requirements demanded by Spanish law for it to be considered sufficient evidence of the corresponding judgment or decision in Spain; (iii) the judgment shall not be contrary to Spanish public policy, it should not have been rendered in default, and the obligation whose performance is demanded must be lawful in Spain; (iv) there shall not be a judgment rendered between the same parties and for the same cause of action in Spain or in another country provided that in this latter case the judgment has been recognized in Spain; (v) where rendering the Judgment, the courts rendering it must have not infringed an exclusive ground of jurisdiction provided for in Spanish law or have based their jurisdiction on exorbitant grounds; and (vi) the rights of defense of the defendant should have been protected where rendering the Foreign Judgment, including but not limited to a proper service of process carried out with sufficient time for the defendant to prepare its defense.

Z.	Any judgment obtained from a Spanish Court against the Issuer or the Guarantor by the holder of any Security or by any party to the Agreements, the Guarantees and the Deeds would be expressed in the currency in which the relevant Notes are or were denominated provided that the enforcement title (“título ejecutivo”) upon which the enforcement judgment is based was expressed in such currency. Any judicial costs and expenses as well as any default interest shall always be payable in the corresponding Spanish currency.

AA.	It is not necessary under the laws of the Kingdom of Spain (i) to enable any person to exercise or enforce its rights under the Agreements, the Securities and the Deed or (ii) by reason of any person being or becoming a party to the Agreements, the Securites and the Deeds or by reason of the performance of any person of its obligations or enforcement of its rights thereunder or in respect thereof that such person should be licensed, qualified or otherwise entitled to carry on business in the Kingdom of Spain (save in connection with the sale, distribution and offer of the Securities in the Kingdom of Spain as provided for in the selling restrictions contained in the Securities).

BB.	Without undertaking any procedure specifically for purposes of delivering the following opinion, to the best of our knowledge, nothing has come to our attention that has caused us to believe that the Registration Statement and the Disclosure Package, as of their respective dates or as of the date hereof, include (except in each case for the financial statements and other financial data included therein or omitted therefrom, as to which we express no belief) an untrue statement of a material fact, or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)	Tax

A.

Second Additional Provision of Law 13/1985, of 25th July (“Law 13/1985”), governing the issuance of preferred securities and debt securities by Spanish financial and other entities (including those entities of a corporate nature) whether directly or through a group subsidiary incorporated in a European Union Member State (other than countries or territories considered as tax havens pursuant to Royal Decree 1080/1991, of 5th of July), as amended by Law 4/2008, of 23th December (“Law 4/2008”), establishes certain reporting requirements that shall have to be met by the Guarantor in its capacity as parent credit entity of a group of credit entities to which the Issuer is a part. These reporting requirements shall be applicable in any event in relation to any payments made under the Notes. According to Law 13/1985, the information related to the Notes and the investors that shall be reported is the identity of holders (beneficial owners) on these cases:

(a)	Individuals residents for tax purposes in Spain which are subject to Personal Income Tax

(b)	Entities residents for tax purposes in Spain which are subject to Corporate Income Tax.

(c)	Non residents who obtain income in Spain through a permanent establishment located in Spain taxable under Non Resident Income Tax.

B.

Nevertheless, up to the date of issuance of this opinion the regulation to develop the amendments made on Law 13/1985 by Law 4/2008 has not been approved and, in accordance with the consultations from the General Directorate of Taxation (“Dirección General de Tributos”) dated 20 January 2009, the current reporting procedures relating to the identity of holders as laid down in Section 44 of Royal Decree 1065/2007, of 27th July, enacting the General Regulations on the actions and proceedings relating to tax management and tax audit and on the development of the common rules concerning tax application and procedures (“RD 1065/2007”), remain applicable, irrespective of whether or not holders are resident or operate through a permanent establishment located in Spain. In accordance with such procedure, the following information related to the Notes and the investors shall be reported:

a.	The identity and country of residence of the recipient of the income. When the income is received on behalf of a third party, then the identity and country of residence of that third party must be provided too;

b.	The amount of income received; and

c.	Identification of the Securities involved.

In addition, the following supporting documentation drafted in Spanish must be obtained by the Guarantor in respect of each payment of income evidencing the identity and residence of each holder:

a.	If the non-resident holder (beneficial owner) acts on its behalf and is a Central Bank, or any other public law institution, an International Organization, a bank or a credit or financial entity, including Collective Investment Institutions, Pension Funds and Insurance Entities, resident in an OECD country or in a country or territory having a double tax treaty with the Kingdom of Spain, the mentioned entity should certify its name and tax residence as is established by Annex I of the Ministerial Order of 16th September, 1991.

b.	In the case of transactions in which any of the entities referred to in (a) above acts as an intermediary, it has to certify according to its own records, the name and tax residence of each holder as is established by Annex II of the Ministerial Order of 16th September, 1991.

c.	In the case of transactions channeled through a securities clearing and deposit entity recognized for these purposes by Spanish law or by an OECD country, the mentioned entity should, in accordance with the information contained in its own records, certify the name and tax residence of each holder as is established by Annex II of the Order of 16th September, 1991.

d.	In other cases, the tax residence status should be evidenced by submission of the certificate of tax residence issued by the tax authorities of the country of residence of the holder. These certificates will be valid for one year from the date of issuance.

C.

All payments made by the Issuer and/or the Guarantor, as the case may be, in respect of the Notes may be made without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of the Kingdom of Spain or any political subdivision thereof or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law.

D.	In accordance with current Spanish law, payments in respect of the Notes by or on behalf of the Issuer and in respect of the transfer or redemption of the Notes to a non-Spanish-resident holder (other than a holder acting through a permanent establishment in the Kingdom of Spain) may be made without withholding or deduction, provided the requirements described in this opinion and in the Base Prospectus are fulfilled.

E.	Payments made by the Issuer in respect of the Notes to: (a) individual holders which are resident in Spain for tax purposes; and (b) holders in respect of whom the information mentioned under point B above has not been received by the Guarantor; as described, will be subject to Spanish withholding tax, currently at the rate of 19%.

F.	There is no obligation to withhold in payments deriving from “financial assets” (“activos financieros”) listed on an official OECD market made to legal-entities that are resident in the Kingdom of Spain for tax purposes and are subject to Spanish Corporate Income tax Law. Holders, which are not resident in Spain for tax purposes operating through a permanent establishment in Spain, will be treated as legal entities resident in Spain for these purposes.

G.	If the Notes are not listed on an organized market in an OECD country on any Interest Payment Date (as defined in the Base Prospectus), Law 13/1985 will not apply to the Notes. In such a case, interest payments to beneficial owners in respect of such Notes not listed on an organized market in an OECD country will be subject to withholding tax, currently at a rate of 19%, except in those cases where (i) an exemption is provided by Spanish Non Resident Income Tax Law or (ii) an exemption from Spanish tax or a reduced withholding tax rate is provided by an applicable convention for the avoidance of double taxation entered into between Spain and the country of residence of the relevant beneficial owner, and provided that the relevant formal requirements are fulfilled.

H.	All payments made under the Guarantees may be characterised as an indemnity and made free and clear of, and without the withholding or deduction of any taxes, duties, assessments or governmental charges of any nature whatsoever which may be imposed, levied, collected, withheld or assessed by the Kingdom of Spain or any political subdivision or authority thereof or therein having power to tax.

I.	However, although no precedent, statement of law or regulation exists in relation thereto, in the event that the Spanish tax authorities take the view that the Guarantor has validly, legally and effectively assumed all of the obligations of an Issuer under an Issue of the Notes, subject to and in the accordance with the Guarantees, Spanish tax authorities could apply the provisions of Law 13/1985, in respect of payments under the Notes and their classification for tax purposes. As a consequence, the obligation to withhold for the Guarantor would be the same that the abovementioned for the Issuer.

J.	The Issuer, the Guarantor, the Tax Certification Agent, the Trustee, and the relevant clearing system (i.e., the Depositary Trust Company or “DTC” and Euroclear) have agreed certain procedures (as described under heading “Spanish Tax Considerations – Evidencing of Beneficial Owner Residency in Connection with Distributions” of the Disclosure Package and the Prospectus), which comply with the reporting requirements set forth by Law 13/1985, as developed by Royal Decree 1065/2007.

K.	On 3rd June 2003 the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is applicable by Member States from 1st July 2005. Under the directive each Member State must provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State. Spain has implemented such directive with the entry into force of RD 1065/2007.

In this sense, these information obligations should be fulfilled by the legal-entities or individuals that pay or intermediate in the payment of interests or any other remuneration obtained on the assignment of own capital to third parties (in the sense established by Section 25.2 of the Law 35/2006, of 28 November, approving the Individuals Income Tax Law) to individuals that are resident in any Member State. Particularly, the persons obliged to provide the information, in general terms, would be the following:

(a)	The Issuer in the case of payment of interests, reimbursement or redemption, exchange or conversion of the “financial assets”, unless a finance company is in charge of those operations. In that event, that finance company should provide the information;

(b)	The finance company that acts on behalf of the person who transfers the “financial assets” if they are transferred.

The information that should be provided is:

(a)	The identity and residence of the beneficial owner of the income following the procedure ruled in Section 49 of Royal Decree 1065/2007;

(b)	The account number of the beneficial owner.

(c)	The identification of the debt claim giving rise to the income.

(d)	The amount of the income.

L.	The issue and cancellation of the notes is not subject to taxation under the Spanish Stamp Tax;

M.	No stamp or other issuance or transfer taxes or duties are payable by or on behalf of the Underwriters to the Kingdom of Spain or any political subdivision or taxing authority thereof or therein in connection with the sale of the Securities and the Guarantees to the Underwriters in the manner contemplated hereby, or the resale and delivery of such Securities by the Underwriters in the manner contemplated in the Disclosure Package and the Prospectus.

N.	No stamp duty, estate, wealth, transfer or similar taxes or other charge are imposed on the holder or beneficial owner of the Securities by Spain (including any taxing authority thereof or therein) where such owner has no connection with Spain other than the beneficial ownership of such Securities.

O.	Unless an applicable Tax Treaty provides otherwise, transfers of the Notes upon death or by gift to individuals are subject to Spanish Inheritance and Gift Tax according to the general rules (Spanish Law 29/1987). In this sense, the Issuer and the Depositary of the Notes, in some cases, could be subsidiary liable of said tax. The effective tax rate after applying all relevant factors ranges between 0% and 81.6%. Transfers to corporations will be generally subject to Corporate Income Tax or Non-Resident Income Tax as capital gains.

5.	QUALIFICATIONS

This opinion is subject to the following qualifications:

(i)	We do not give any opinion to any law other than the law of Spain. Accordingly, this opinion is confined to Spanish Law only as currently construed in Spain.

(ii)	Our opinion is subject to the effect of any applicable bankruptcy, temporary receivership, insolvency, reorganization, moratorium or any process affecting creditors´ rights generally, as well as to any principles of public policy (“orden público”).

It should be noted that according to sections 12.3 (related to the non application of foreign laws contrary to public policy) and 12.4 of the Spanish Civil Code (whereby fraud of law will be considered when a conflict of law rule is used for the purpose of avoiding the application of a mandatory Spanish law) and related legislation, the laws other than those of Spain would not be applied by Spanish courts if submission to such laws is deemed to have been made in order to avoid the application of mandatory Spanish laws, or to be contrary to public policy.

(iii)	The term “enforceable” means that the obligations assumed by the relevant party under the Agreements, the Deeds and the Guarantees are of a type that the Spanish courts would enforce and it does not mean that those obligations will be necessarily enforced in all circumstances in accordance with their terms.

(iv)	Spanish law does not allow leaving the validity and performance of contractual obligations at the discretion of one of the contracting parties. Therefore, a Spanish court may not uphold or enforce terms and conditions in the Agreements, the Deeds and the Guarantees giving discretionary authority to one of the parties.

(v)	A Spanish court might not enforce any provision of the Agreements, the Deeds and the Guarantees which requires any party thereto to pay any amounts on the grounds that such provision is a penalty within the meaning of Articles 1152 et seq. of the Spanish Civil Code, as the court could consider said amounts evidently excessive as a pre-estimate of damages, in case of partial or non-regular compliance of the debtor. In this event, the Court may reduce the amount of damages, pursuant to Article 1154 of the Spanish Civil Code.

(vi)	Enforcement may be limited by the general principle of good faith; Spanish courts may not grant enforcement in the event that they deem that a right has not been exercised in good faith or that it has been exercised in abuse of right (“abuso de derecho”). Likewise and pursuant to article 6.4 of the Spanish Civil Code, acts carried out in accordance with the terms of a legal provision whenever said acts seek a result which is forbidden by or contrary to law, shall be deemed to have been executed in circumvention of law (“fraude de ley”) and the provisions whose application was intended to be avoided shall apply.

(vii)	Pursuant to the general principles of Spanish Civil Procedural Law (Ley de Enjuiciamiento Civil), the rules of evidence in any judiciary proceeding cannot be modified by agreement of the parties, and consequently, any provision of the Agreements, the Deeds and the Guarantees by which determinations made by the parties are to be deemed conclusive in the absence of error would not necessarily be upheld by a Spanish court.

(viii)	Pursuant to Section 55 of the Spanish Civil Procedural Law, the parties to an agreement must clearly submit to one judge or court of jurisdiction. On the basis of Section 57 of the former 1,881 Civil Procedural Law, corresponding to Section 55 of the current Civil Procedural Law, the Supreme Court has considered that non-exclusive jurisdiction clauses are not enforceable under Spanish law. In the view of that, submission to non-exclusive jurisdiction as provided in the Underwriting Agreement may not be upheld by the Spanish courts.

Spanish courts have exclusive jurisdiction, inter alia, with respect to matters relating to the incorporation, validity, nullity and dissolution of companies or legal entities domiciled in the Spanish territory, and to any decisions and resolutions of their corporate bodies, as well as with respect to the validity or nullity of any recordings with a Spanish register, and the recognition and enforcement in Spain of any judgment or arbitration award obtained in a foreign country.

(ix)	Claims may be or become subject to defenses of set-off or counter-claim.

(x)	A waiver of all defenses to any proceedings may not be enforceable.

(xi)	The admissibility as evidence before Spanish courts and authorities of any document that is not in the Spanish language requires its translation into Spanish. An official translation, made by a recognized Spanish official translator, may be required.

(xii)	The faculty of terminating an agreement is subject to judiciary review and the Spanish courts may provide for a different remedy for the non-defaulting party.

(xiii)	Under the Insolvency Law, the declaration of Insolvency of a debtor does not by itself, affect the effectiveness of contracts with reciprocal outstanding obligations. Any outstanding obligations arising from said contracts, which the insolvency judge does not terminate shall be paid from the insolvency estate (“masa activa”).

(xiv)	Contract provisions that grant a party the right to terminate a contract in the event of an insolvency are void.

(xv)	Enforcement of clauses providing for specific performance of an obligation may be replaced by courts with a monetary compensation.

(xvi)	This legal opinion is made according to the general Spanish tax legislation applicable in the Spanish territory, regardless of the eventual application of tax treaties. In this sense, it must be taken into account that this opinion could be affected if any of the territorial tax regimes or any of the special tax regimes existing in Spain is applicable.

(xvii)	This legal opinion analyses the general tax regime applicable to non-Spanish-resident holders. This regime could be affected by the application to those holders of the treaties for the avoidance of the double taxation or other treaties including tax clauses.

(xviii)	This legal opinion does not include the taxation for the Notes deriving from the issue, acquisition, ownership and disposition of the Notes. In addition, it does not analyze the issues regarding the general tax obligations of the Issuer or the Guarantor that are different than the questions required for this opinion and the hypothetical liabilities that could arise if those obligations are not fulfilled.

(xix)	Some of the legal concepts are described in English terms and not in their original terms. Such concepts may not be exactly similar to the concepts described in English terms. This opinion may, therefore, only be relied upon the express condition that any issues of interpretation of Spanish legal concepts arising thereunder will be governed by Spanish law.

Our opinion is limited to the laws of Spain at the date hereof. In particular, we note that we have expressly assumed above certain matters that are governed by the laws of the State of New York and the federal laws of the United States at the date hereof, we do not purport to be experts on the laws of the State of New York and the federal laws of the United States, and note, in this connection, that you have received opinions dated the date hereof from [Davis Polk & Wardwell] U.S. counsel to the Issuer and the Guarantor, and [Linklaters], Spanish counsel to you.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by any other person (including any person acquiring Securities from the Underwriters) or furnished to any other person without our prior written consent.

Schedule 8(e)

Form of Auditors’ Comfort Letter

in connection with Section 8(e) of the Underwriting Agreement

This letter is addressed to the Directors of BBVA U.S. Senior, S.A. Unipersonal, to the Directors of Banco Bilbao Vizcaya Argentaria, S.A. and to Joint-Bookrunning Managers who have agreed to participate in the Issue. The Issue involves the preparation of a Preliminary Prospectus Supplement dated May 11, 2011 to the Prospectus included in the Registration Statement No. 333-167820 on Form F-3 dated June 28, 2010, which together with the documents incorporated by reference therein, are referred to as the “Offering Documents”.

We have audited under the Public Company Accounting Oversight Board (“PCAOB”) standards the consolidated balance sheets of Banco Bilbao Vizcaya Argentaria, S.A. and its subsidiaries (together, the “Group”) as of December 31, 2010, 2009 and 2008, and the related consolidated income statements, statements of recognized income and expense, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2010 that are prepared in conformity with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain´s Circular 4/2004, and the effectiveness, in accordance with the standards of the PCAOB, of the Group’s internal control over financial reporting as of December 31, 2010. The Group’s consolidated financial statements and our report thereon (which report expresses an unqualified opinion and contains an explanatory paragraph stating that the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain´s Circular 4/2004 vary in certain significant respects from accounting principles generally accepted in the United States of America) and our report on the effectiveness of the Group’s internal control over financial reporting are included in the Annual Report on Form 20-F for the year ended December 31, 2010 (the “2010 Annual Report”) and are incorporated by reference in the Offering Documents.

In connection with the Offering Documents:

1.	We are an independent registered public accounting firm with respect to the Group within the meaning of the Securities Act of 1933 as amended (the “Act”), and the applicable published rules and regulations thereunder adopted by the Securities and Exchange Commission (“SEC”) and the PCAOB.

2.	In our opinion, the consolidated financial statements audited by us and incorporated by reference in the Offering Documents comply as to form in all material respects with the applicable accounting requirements of the Act and the related rules and regulations adopted by the SEC.

3.

We have not audited under PCAOB standards any financial statements of the Group as of any date or for any period subsequent to December 31, 2010; although we have conducted an audit for the year ended December 31, 2010, the purpose (and therefore the scope) of the audit was to enable us to express our opinion on the consolidated financial statements as of December 31, 2010, and for the year then ended, but not on the financial statements for any interim period within that year. Therefore, we are unable to express and do not express any opinion on the financial position, results of operations or cash flows as of any date or for any period subsequent to December 31, 2010 for the Group.

4.	For purposes of this letter, we have read the 2011 minutes of meetings of the Stockholders, the Board of Directors, the Standing Committee and the Audit and Compliance Committee of the Bank as set forth in the minute books at May [9], 2011 (the “cut-off date”), officials of the Bank having advised us that the minutes of all such meetings through that date were set forth therein. We have carried out other procedures to May [9], 2011 (our work did not extend to the period from May [10], 2011, to May [11], 2011, both inclusive) as follows:

With respect to the three-month periods ended March 31, 2011 and 2010 we have:

(i)	Read the unaudited summarized consolidated financial information as of March 31, 2011 and 2010, and for the three-month periods then ended of the Group; Officials of the Group having advised us that no such financial information or statements as of any date or for any period subsequent to March 31, 2011 were available.

(ii)	Inquired of certain officials of the Group who have responsibility for financial and accounting matters whether the unaudited summarized consolidated financial information referred to in 4(i) are stated on a basis substantially consistent with that of the audited consolidated financial statements incorporated by reference in the Offering Documents.

The foregoing procedures do not constitute an audit conducted in accordance with the standards of the PCAOB. Also, they would not necessarily reveal matters of significance with respect to the comments in the following paragraph. Accordingly, we make no representations regarding the sufficiency of the foregoing procedures for your purposes.

5.	Nothing came to our attention as a result of the foregoing procedures that caused us to believe that:

(a)	at March 31, 2011 there was any change in the capital stock, increase in long-term debt (including debt certificates (including bonds) and subordinated liabilities, together, the “long-term debt”) or decrease in total assets or stockholders’ equity (including the amounts of Capital, Share Premium, Reserves, Other equity instruments, Treasury shares, Income attributed to Group and Dividends and remunerations, all together the “stockholders´ equity”) of the Group as compared with the amounts shown in the audited consolidated balance sheet as of December 31, 2010 incorporated by reference in the Offering Documents; or

(b)	for the period from January 1, 2011 to March 31, 2011 there was any decrease in consolidated net interest income (including the amount of Interest and Similar Income and Interest Expense and Similar Charges, together, the “consolidated net interest income”) or consolidated net income of the Group as compared with the corresponding period in the preceding year, except in all instances of changes, increases or decreases that the Offering Documents discloses have occurred or may occur, and the following matters:

•	The long-term debt of the Group as of March 31, 2011 increased from EUR 102,600 million of December 31, 2010 to 106,172 million.

•

For the three-month period ending March 31, 2011, the consolidated net interest income of the Group decreased from EUR 3,386 million to EUR 3175 million as compared with the corresponding period in the preceding year.

•

For the three-month period ending March 31, 2011, the consolidated net income of the Group decreased from EUR 1,240 million to EUR 1,150 million as compared with the corresponding period in the preceding year.

6.	As mentioned in 4, Officials of the Group have advised us that no consolidated financial information or statements of the Group as of any date or for any period subsequent to March 31, 2011, are available. Accordingly, the procedures carried out by us with respect to changes in financial statement items after March 31, 2011, have, of necessity, been even more limited than those with respect to the periods referred to in paragraph 4. We have inquired of certain officials of the Group who have responsibility for financial and accounting matters whether at the cut-off date, there was any decrease in the capital stock or any significant increase in long term debt except for the one detailed in paragraph 5 above of the Group as compared with amounts shown on the December 31, 2010 Form 20-F incorporated by reference in the Offering Documents.

On the basis of these inquiries and our reading of the minutes as described in paragraph 4, nothing has come to our attention that caused us to believe that there has been any such decrease or significant increase except for the one detailed in paragraph 5 above, except in all instances for changes, increases or decreases that the Offering Documents disclose have occurred or may occur.

7.	For the purposes of this letter, we have also read the items that you have identified as indicated in the attached copies of the Offering Documents, and on 2010 Annual Report, and have performed the following procedures, which were applied as indicated with respect to the symbols explained below and confirm that the relevant items have been accurately extracted or derived from their respective sources or have been correctly calculated as follows:

✓	Compared to the audited consolidated financial statements of the Group as of December 31, 2010, 2009 and 2008 to the extent such amounts are included in or can be derived from such accounts and found them to be in agreement.

ß	Compared to and found to be in agreement with accounting records or general ledgers, subledgers or other accounting or financial information, which support the financial statements.

h	Recomputed the percentages, ratios, amounts and totals from amounts obtained from consolidated audited financial statements of the Group and found them to be correctly calculated.

It should be understood that (i) we make no representation regarding the Bank’s determination or presentation of the non-GAAP measures of financial performance or liquidity and (ii) the non-GAAP measures presented may not be comparable to similarly titled measures reported by other companies.

8.	It should be understood that we make no representations regarding questions of legal interpretation or regarding the sufficiency for your purposes of the procedures enumerated in the preceding paragraph; also, such procedures would not necessarily reveal any material misstatement of the amounts or percentages listed above. Further, we have addressed ourselves solely to the foregoing data as set forth in the Offering Documents and make no representations regarding the adequacy of disclosure or regarding whether any material facts have been omitted.

9.	Our audit of the consolidated financial statements for the periods referred to in the introductory paragraph of this letter comprised audit tests and procedures deemed necessary for the purpose of expressing an opinion on such financial statements taken as a whole. For none of the periods referred to therein, or any other period, did we perform audit tests for the purpose of expressing an opinion on individual balances of accounts or items such as those enumerated above and, accordingly, we express no opinion thereon.

10.	This letter is solely for the information of the addressees and to assist the Joint Book-Running Managers in conducting and documenting their investigation of the affairs of the Group in connection with the Issue covered by the Offering Documents, and it is not to be used, circulated, quoted, or otherwise referred to within or without the Joint Book-Running Managers for any other purpose, including but not limited to the registration, purchase, or sale of securities, nor is it to be filed with or referred to in whole or in part in the Offering Documents or any other document, except that reference may be made to it in the Underwriting Agreement, between BBVA U.S. Senior, S.A. Unipersonal, Banco Bilbao Vizcaya Argentaria, S.A. and the Joint Book-Running Managers, or in any list of closing documents pertaining to the offering of the securities covered by the Offering Documents.

11.	This letter has been prepared for use in connection with the Offering Documents for the offering of securities in the United States under such Offering Documents and in accordance with US generally accepted practice and not in accordance with Spanish or other professional standards. We accept no responsibility to, and deny any liability to, any person or in any way arising from or in connection with the use of this letter in connection with any marketing or offering of securities outside the United States.

Schedule 8(j)(1)

Form of Certificate

in connection with Section 8(j) of the Underwriting Agreement

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

OFFICER’S CERTIFICATE PURSUANT TO SECTION 8(j)

OF THE UNDERWRITING AGREEMENT

May [—], 2011

The undersigned, [            ], does hereby certify, pursuant to Section 8(j) of the underwriting agreement dated May [—], 2011 (the “Underwriting Agreement”) incorporated by reference in the Pricing Agreement dated May [—], 2011 (the “Pricing Agreement”), between Banco Bilbao Vizcaya Argentaria, S.A., a sociedad anónima incorporated under the laws of the Kingdom of Spain (the “Guarantor”) and BBVA U.S. Senior, S.A. Unipersonal, a sociedad anónima incorporated under the laws of the Kingdom of Spain (the “Company”), on the one hand, and the Underwriters named therein (the “Underwriters”), on the other hand, on behalf of the Guarantor and to the best of [his] [her] knowledge, after reasonable investigation, that:

(i)	attached hereto as Exhibit A is a true, complete and correct copy of the By-laws (Estatutos) of the Guarantor as in full force and effect at all times since [—], to and including the date hereof; the Guarantor is as of this date in good standing under Spanish law; no amendment or other document modifying or affecting the Estatutos has been filed with the office of the Mercantile Registry of Vizcaya since the filing on [—];

(ii)	attached hereto as Exhibit B are true, complete and correct specimens of the Guarantees;

(iii)	the representations and warranties of the Guarantor in the Underwriting Agreement are accurate at and as of [the Time of Delivery];

(iv)	the Guarantor has performed all of its obligations under the Underwriting Agreement to be performed at or prior to [the Time of Delivery];

(v)

the Final Term Sheet[, together with [list any other Issuer Free Writing Prospectuses listed in an appendix to the Pricing Agreement] and [list any other “free writing prospectus”, as defined in Rule 405 under the Act, that the parties to the Underwriting Agreement have expressly agreed in writing to treat as part of the Pricing Disclosure Package],] has been filed with the Commission within the applicable time period prescribed for such filing by Rule 433(d) under the Act and the Prospectus as amended or supplemented in relation to such Designated Securities has been filed with the Commission pursuant to Rule 424(b) under the Act within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 5(a) of the Underwriting Agreement; no stop order suspending the effectiveness of the Registration Statement or any part thereof or suspending the use of the Prospectus or any Issuer Free Writing Prospectus, has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Guarantor, threatened by the Commission; and all requests for additional information on the part of the Commission have been complied with; and

(vi)	except as contemplated in the Prospectus, as amended or supplemented, since the Applicable Time there has not occurred (i) any change or decrease specified in the letter or letters referred to in Section 8(e) of the Underwriting Agreement or (ii) any change, or any development involving a prospective change, in or affecting the business or properties of the Guarantor and the Guarantor’s subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, and at or after the Applicable Time no rating of the Guarantor’s securities has been lowered by Moody’s, S&P or Fitch, and none of Moody’s, S&P or Fitch has publicly announced that it has under surveillance or review with possible negative implications any rating of the Guarantor’s securities.

Capitalized terms used but not defined herein shall have the meanings assigned to them in the Underwriting Agreement and the Pricing Agreement.

IN WITNESS WHEREOF, I have executed this certificate on behalf of the Guarantor as of the date first written above.

By:
Name:
Title:

I, [            ], the Secretary of the Board of Directors of the Guarantor, do hereby certify that [            ] is the duly elected or appointed, qualified and acting [            ] of the Guarantor as of the date hereof and that the signature set forth opposite [his] [her] name is [his] [her] true and genuine signature.

IN WITNESS WHEREOF, I have hereunto signed my name as of the date first written above.

By:
Name:
Title:

Schedule 8(j)(2)

Form of Certificate

in connection with Section 8(j) of the Underwriting Agreement

BBVA U.S. SENIOR, S.A. UNIPERSONAL

OFFICER’S CERTIFICATE PURSUANT TO SECTION 8(j)

OF THE UNDERWRITING AGREEMENT

May [—], 2011

The undersigned, [            ], does hereby certify, pursuant to Section 8(j) of the underwriting agreement dated May [—], 2011 (the “Underwriting Agreement”) incorporated by reference in the Pricing Agreement dated May [—], 2011 (the “Pricing Agreement”), between Banco Bilbao Vizcaya Argentaria, S.A., a sociedad anónima incorporated under the laws of the Kingdom of Spain (the “Guarantor”) and BBVA U.S. Senior, S.A. Unipersonal, a sociedad anónima incorporated under the laws of the Kingdom of Spain (the “Company”), on the one hand, and the Underwriters named therein (the “Underwriters”), on the other hand, on behalf of the Company and to the best of [his] [her] knowledge, after reasonable investigation, that:

(i)	attached hereto as Exhibit A are true, complete and correct copies of the By-laws (Estatutos) of the Company as in full force and effect at all times since [—], to and including the date hereof; the Company is as of this date in good standing under Spanish law; no amendment or other document relating to the By-laws has been filed with the office of the Mercantile Registry of Vizcaya since the filing on [—];

(ii)	[The following to be added, if applicable] attached hereto as Exhibit B is a true, complete and correct copy of the public deed of issuance (escritura de emisión) for the Designated Securities, registered with the Mercantile Registry of Vizcaya, and such public deed has not been modified, amended or revoked and is in full force and effect at all times since [—], to and including the date hereof; a copy of the publication of the announcement of the issue in the Official Gazette of the Mercantile Registry (Boletín Oficial del Registro Mercantil); and a copy of the PE-1 forms with the número de operación financiera (N.O.F.) assigned by the Bank of Spain;

(iii)	attached hereto as Exhibit C are true, complete and correct specimens of the global certificates representing the Designated Securities;

(iv)	the representations and warranties of the Company in the Underwriting Agreement are accurate at and as of [the Time of Delivery];

(v)	the Company has performed all of its obligations under the Underwriting Agreement to be performed at or prior to [the Time of Delivery];

(vi)

the Final Term Sheet[, together with [list any other Issuer Free Writing Prospectuses listed in an appendix to the Pricing Agreement] and [list any other “free writing prospectus”, as defined in Rule 405 under the Act, that the parties to the Underwriting Agreement have expressly agreed in writing to treat as part of the Pricing Disclosure Package],] has been filed with the Commission within the applicable time period prescribed for such filing by Rule 433(d) under the Act and the

Prospectus as amended or supplemented in relation to such Designated Securities has been filed with the Commission pursuant to Rule 424(b) under the Act within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 5(a) of the Underwriting Agreement; no stop order suspending the effectiveness of the Registration Statement or any part thereof or suspending the use of the Prospectus or any Issuer Free Writing Prospectus, has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission; and all requests for additional information on the part of the Commission have been complied with; and

(vii)	except as contemplated in the Prospectus, as amended or supplemented, since the Applicable Time there has not occurred (i) any change or decrease specified in the letter or letters referred to in Section 8(e) of the Underwriting Agreement or (ii) any change, or any development involving a prospective change, in or affecting the business or properties of the Guarantor and the Guarantor’s subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, [the following to be added, if applicable] and at or after the Applicable Time no rating of the Company’s securities has been lowered by Moody’s, S&P or Fitch, and none of Moody’s, S&P or Fitch has publicly announced that it has under surveillance or review with possible negative implications any rating of the Company’s securities.

Capitalized terms used but not defined herein shall have the meanings assigned to them in the Underwriting Agreement and the Pricing Agreement.

IN WITNESS WHEREOF, I have executed this certificate on behalf of the Company as of the date first written above.

By:
Name:
Title:

I, [            ], the [            ] of the Company, do hereby certify that [            ] is the duly elected or appointed, qualified and acting [            ] of the Company as of the date hereof and that the signature set forth opposite [his] [her] name is [his] [her] true and genuine signature.

IN WITNESS WHEREOF, I have hereunto signed my name as of the date first written above.

By:
Name:
Title:

Exhibit 4.1

No.

CUSIP No. 055299AJ0

ISIN No. US055299AJ03

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

This Security may not be offered or sold in the Kingdom of Spain by means of a public offer (as defined and construed by Spanish law) and may only be offered or sold in the Kingdom of Spain in compliance with the requirements of Law 24/1988 of July 28, 1988 (as amended from time to time) on the Spanish Securities Market and Royal Decree 1310/2005 of November 4, 2005 on listing in secondary markets, public offers and the prospectus required for those purposes.

BBVA U.S. SENIOR, S.A. UNIPERSONAL

GLOBAL SECURITY

representing up to $

Fixed Rate Senior Notes due 2014

BBVA U.S. SENIOR, S.A. UNIPERSONAL, a sociedad anónima organized under the laws of the Kingdom of Spain and having its registered office in the Kingdom of Spain (together with its successors and permitted assigns under the Indenture referred to on the reverse hereof, the “Company”), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of $         on May 16, 2014 or on such earlier date as the principal hereof may become due in accordance with the provisions hereof.

The Company further unconditionally promises, subject to paragraph 2(b) of the Terms and Conditions of the Securities referred to below, to pay interest in arrears on November 16 and May 16 of each year (each an “Interest Payment Date”), commencing November 16, 2011, and at maturity or redemption, on said principal sum at the rate of 3.250% per annum. Interest shall accrue from and including the most recent date to which interest has been paid or duly provided for, or, if no interest has been paid or duly provided for, from May 18, 2011 until payment of said principal sum has been made or duly provided for. The interest payable on any such November 16 and May 16 will, subject to certain conditions set forth in the Indenture referred to on the reverse hereof, be paid to Cede & Co., or registered assigns at the end of the close of business on the Regular Record Date for such interest which shall be the 15th calendar day next preceding the date on which interest is to be paid, whether or not such day is a Business Day. A “Business Day” is a day (other than a Saturday or a Sunday) on which foreign exchange markets are open for business in New York City that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York City and on which the TARGET2 system is open.

This being the Global Security of a series (as defined in the Indenture referred to on the reverse hereof) deposited with DTC acting as depositary, and registered in the name of Cede & Co., a nominee of DTC, Cede & Co., as holder of record of this Global Security, shall be entitled to receive payments of principal and interest, other than principal and interest due at the maturity date, by wire transfer of immediately available funds.

Payment of interest (including Additional Amounts) on Global Securities will be made by wire transfer in immediately available funds to a U.S. dollar account maintained by the DTC with a bank in New York City.

Such payment shall be made in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

The Company hereby irrevocably undertakes to the holder hereof to exchange this Global Security in accordance with the terms of the Indenture without charge upon request of such holder for Securities of the same series upon delivery hereof to the Trustee together with any certificates, letters or writings required in Section 3.03 of the Indenture.

This Security is fully and unconditionally guaranteed by the Guarantor (as defined on the reverse hereof) as set forth in the Guarantee dated May 18, 2011, executed by the Guarantor to the Trustee (as defined on the reverse hereof) for the benefit of the holders of the Securities. A counterpart of the Guarantee is endorsed on the reverse side hereof.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Security at the place, times, and rate, and in the currency, herein prescribed.

Reference is made to the further provisions set forth under the Terms and Conditions of the Global Security endorsed on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Security shall not be valid or obligatory for any purpose until the certificate of authentication of this Security shall have been manually executed by or on behalf of the Trustee under the Indenture.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated: May 18, 2011

BBVA U.S. SENIOR, S.A. UNIPERSONAL

By:
Name: Juan Isusi Garteiz Gogeascoa
Title: Director

CERTIFICATE OF AUTHENTICATION

This is the Global Security of a series designated herein referred to in the within-mentioned Indenture.

Dated: May 18, 2011

The Bank of New York Mellon, as Trustee

By:

By:
Authorized Officer

TERMS AND CONDITIONS OF THE SECURITIES

1. General. (a) This Security is one of a duly authorized issue of a series of debt securities of the Company, designated as its Fixed Rate Senior Notes due 2014 (the “Securities”), limited to the aggregate principal amount of $1,000,000,000 (except as otherwise provided below) and issued or to be issued pursuant to an Indenture (as supplemented from time to time, the “Indenture”) dated as of June 28, 2010 among the Company, Banco Bilbao Vizcaya Argentaria, S.A. (together with its successors and permitted assigns under the Indenture, the “Guarantor”) and The Bank of New York Mellon, as trustee (together with any successor Trustee under the Indenture, the “Trustee”). The terms and conditions of the Indenture shall have effect as if incorporated herein. The holders of the Securities (each a “Holder”) will be entitled to the benefits of, be bound by, and be deemed to have notice of, all of the provisions of the Indenture and reference is made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. A copy of the Indenture is on file and may be inspected at the Corporate Trust Office of the Trustee in New York City.

(b) The Securities are direct, unconditional and unsecured obligations of the Company. The Securities are fully and unconditionally guaranteed by the Guarantor pursuant to the terms of the guarantee (the “Guarantee”) dated May 18, 2011 (a counterpart of which is endorsed hereon) as to the payment of principal (and premium, if any), interest, payments to sinking funds (if applicable), Additional Amounts and any other amounts of whatever nature which may become payable under any of the foregoing or under the Indenture.

(c) The Securities will initially be sold in the form of one or more global certificates representing the notes in fully registered form without interest coupons (each a “Global Security” and, together with any securities issued in definitive form pursuant to the Indenture (each a “Security”), the “Securities”) deposited with The Bank of New York Mellon as custodian for The Depository Trust Company (“DTC”). The Securities will not be issued in bearer form. The Securities, and transfers thereof, shall be registered as provided in Section 3.06 of the Indenture. Any person in whose name a Security shall be registered may (to the fullest extent permitted by applicable law) be treated at all times, and for all purposes, by the Company, Guarantor and the Trustee as the absolute owner of such Security, regardless of any notice of ownership, theft or loss or of any writing thereon.

2. Payments and Paying Agencies. (a) All payments on the Securities shall be made exclusively in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

(b) (i) Principal of this Security and interest due at maturity will be payable against surrender of such Security at the Corporate Trust Office of the Trustee in New York City in immediately available funds by a U.S. dollar check drawn on, or by transfer to a U.S. dollar account maintained by the registered Holder with, a bank located in the United States.

(ii) Payment of interest (including Additional Amounts) on this Security will be made to the persons in whose name such Security is registered at the end of the close of business on the Regular Record Date, which shall be the end of the 15th calendar day next preceding the date on which interest is to be paid whether or not such day is a Business Day, notwithstanding the cancellation of such Security upon any transfer or exchange thereof subsequent to the Record Date and prior to such interest payment date.

Any interest on and any Additional Amounts with respect to the Securities which shall be payable, but shall not be punctually paid or duly provided for, on any Interest Payment Date for such Securities (herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder thereof on the relevant Regular Record Date by virtue of having been such Holder; and

such Defaulted Interest may be paid by the Company, at its election in each case, as provided in clause (A) or (B) below:

(A) The Company may elect to make payment of any Defaulted Interest to the Person in whose name such Security shall be registered at the close of business on a “Special Record Date” for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on such Security and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when so deposited to be held in trust for the benefit of the Person entitled to such Defaulted Interest as in this Clause provided. Thereupon, the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than ten days prior to the date of the proposed payment and not less than ten days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first class postage prepaid, to the Holders (or holders of a predecessor security of their Securities) at their addresses as they appear in the Security Register not less than ten days prior to such Special Record Date. The Trustee shall, at the instruction of the Company, in the name and at the expense of the Company, cause a similar notice to be published at least once in an Authorized Newspaper of general circulation in the Borough of Manhattan, The City of New York, but such publication shall not be a condition precedent to the establishment of such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been mailed as aforesaid, such Defaulted Interest shall be paid to the Person in whose name such Security (or Predecessor Security thereof) shall be registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (B).

(B) The Company may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Security may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such payment shall be deemed practicable by the Trustee.

(c) Interest shall be computed on the basis of a 360-day year of 12 30-day months.

3. Additional Amounts; Redemption for Taxation or Listing Reasons; Optional Redemption.

(a) Any amounts to be paid by the Company with respect to each Security shall be paid without deduction or withholding for or on account of any and all present or future taxes or duties of whatever nature (“Taxes”) imposed or levied by or on behalf of the Kingdom of Spain (the “Taxing Jurisdiction”) or any political subdivision or authority thereof or therein having the power to tax unless such withholding or deduction is required by law. In that event, the Company will pay to the Holder such Additional Amounts in respect of principal, premium, if any, interest, if any, and sinking fund payments, if any, as may be necessary in order that the net amount paid to the Holder of such Security or to the Trustee or any Paying Agent, as the case may be, under the Indenture, after such deduction or withholding, shall equal the respective amounts of principal, premium, if any, interest, if any, and sinking fund payments, if any, as specified in the Security to which such Holder or the Trustee would be entitled if no such deduction or withholding had been made; provided, however, that the foregoing obligation to pay Additional Amounts will not apply:

(i) to, or to a third party on behalf of, a Holder who is liable for such Taxes by reason of such Holder (or the beneficial owner of the Security for whose benefit such Holder holds such Security) having some connection with the Kingdom of Spain other than the mere holding of the Security (or such beneficial interest) or the mere crediting of the Security to its securities account with the relevant Depository;

(ii) in the case of a Security presented for payment (where presentation is required) more than 30 days after the Relevant Date (as defined below) except to the extent that the Holder would have been entitled to Additional Amounts on presenting the same for payment on such thirtieth day assuming that day to have been a business day in such place of presentment;

(iii) to, or to a third party on behalf of, a Holder in respect of whom the Company or the Guarantor (or the Paying Agent on its behalf) does not receive such information (which may include a tax residence certificate) concerning such Holder’s identity and tax residence (as well as the identity and tax residence of the beneficial owner for whose benefit it holds such Security) as it requires in order to comply with Spanish Law 13/1985 of 25 May (as amended by Spanish Law 19/2003 of 4 July, Law 23/2005 of 18 November and Law 4/2008 of 23 December) and any implementing legislation or regulation no later than 10.00 a.m. (CET) on the 10th calendar day of the month following the Relevant Date upon which the payment was due (or if such date is not a day on which commercial banks are open for general business in Spain, the day immediately preceding such date);

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive or law; or

(v) in respect of any Security presented for payment (where presentation is required) by or on behalf of a Holder who would be able to avoid such withholding or deduction by presenting the relevant Security to another Paying Agent.

Additional Amounts will also not be paid with respect to any payment on any Security to any Holder who is a fiduciary, partnership, limited liability company or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the Kingdom of Spain (or any political subdivision thereof) to be included in the income, for Spanish tax purposes, of a beneficiary or settlor with respect to such fiduciary, member of such partnership, interest holder in that limited liability company or beneficial owner who would not have been entitled to such Additional Amounts had it been a Holder of such Security.

For the purposes of (ii) above, the “Relevant Date” means, in respect of any payment, the date on which any payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the Paying Agent on or prior to such due date, it means the first date on which the full amount of such moneys having been so received and being available for payment to Holders, notice to that effect shall have been duly given to the Holders in accordance with the Indenture.

(b) All (but not less than all) of the Securities may be redeemed in accordance with the terms of Article 11 of the Indenture at the option of the Company if, as the result of any change in or any amendment to the laws or regulations of the Kingdom of Spain (including any treaty to which Spain is a party) or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change, amendment, application or interpretation becomes effective on or after the issue date of the Securities, either (i) it is determined by the Company or the Guarantor that in making payment under the Securities or the Guarantee, the Company or the

Guarantor, as the case may be, would become obligated to pay Additional Amounts with respect thereto as a result of any Taxes imposed (whether by way of withholding or deduction or otherwise) by or for the account of the Kingdom of Spain and which obligation cannot be avoided by the Company or the Guarantor taking measures available to it without unreasonable cost or expense, or (ii) the Guarantor is or would be required to deduct or withhold tax on any payment to the Company to enable the Company to make any payment of principal, premium or interest in respect of the Securities and the Guarantor cannot avoid this obligation without unreasonable cost or expense (excluding the assumption of the Company’s obligations under the Securities by the Guarantor or a Subsidiary of the Guarantor); provided that no such notice to the Trustee of the redemption shall be given earlier than 60 days prior to the earliest date on which the Company or the Guarantor, as the case may be, would be obligated to deduct or withhold tax or pay such Additional Amounts were a payment in respect of the Securities or the Guarantee then due.

Prior to any notice of redemption of the Securities pursuant to this paragraph, the Company or the Guarantor shall provide the Trustee with an Officer’s Certificate of the Guarantor stating that the Company or the Guarantor is entitled to effect such redemption and setting forth in reasonable detail a statement of circumstances showing that the conditions precedent to the right of the Company or the Guarantor to redeem such Securities pursuant to this paragraph have been satisfied and an Opinion of Counsel to the effect that the Company or the Guarantor, as the case may be, has or will become obliged to make such withholding or deduction or to pay such additional amounts as a result of such change or amendment.

(c) If the Securities are not listed on an organized market in an OECD country no later than 45 days prior to the initial Interest Payment Date on such Securities, the Company or the Guarantor, as the case may be, may, at its election and having given no less than 15 days’ notice to the Holders, redeem all of the outstanding Securities at their principal amount, together with accrued interest, if any, thereon to but not including the redemption date; provided that from and including the issue date of such Securities to and including such Interest Payment Date, the Company will use its reasonable efforts to obtain or maintain such listing, as applicable. In the event of an early redemption of the Securities for the reasons set forth in the preceding sentence, the Company or the Guarantor, as the case may be, may be required to withhold tax and will pay interest in respect of the principal amount of the Securities redeemed net of the Spanish withholding tax applicable to such payments. If this were to occur, beneficial owners would have to either follow the quick refund procedures set forth in Article II of Annex A or Article II of Annex B, as applicable, to the prospectus supplement dated May 11, 2011 relating to the Securities (the “Prospectus Supplement”) or apply directly to the Spanish authorities for any refund to which they may be entitled pursuant to the direct refund procedure set forth in Article II of Annex C to the Prospectus Supplement.

(d) The Securities will be subject to redemption at any time, as a whole or in part, at the election of the Company at a redemption price which is equal to the greater of: (i) 100% of the principal amount of such Securities to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date of such Securities; and (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal thereof and interest thereon (exclusive of interest accrued thereon to the redemption date) discounted to the redemption date of the Securities being redeemed on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points for the Securities being redeemed, plus accrued and unpaid interest on the principal amount of such Securities (or any portion thereof) being redeemed to, but excluding, the redemption date of the Securities (or any portion thereof) being redeemed.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Securities being redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations or, if only one such quotation is obtained, such quotation.

“Independent Investment Banker” means an independent investment banking institution of national standing appointed by the Company and the Guarantor and may include an underwriter or its affiliate.

“Reference Treasury Dealer” means (1) each of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Goldman, Sachs & Co. and their affiliates or their respective successors, provided that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a “Primary Treasury Dealer”), the Company and the Guarantor will substitute therefor another Primary Treasury Dealer and (2) any other Primary Treasury Dealer selected by the Company and the Guarantor.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m. on the third New York Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H. 15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), (2) if the period from the redemption date to the maturity date of such Securities to be redeemed is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year, or (3) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated by the Independent Investment Banker on the third New York Business Day preceding the redemption date.

4. Certain Covenants of the Company and the Guarantor. The Indenture contains certain covenants of the Company and the Guarantor, including covenants as to the payment of principal of and interest (including Additional Amounts) on the Securities, the maintenance of offices for payments and the appointment to fill a vacancy in the office of Trustee.

5. Events of Default. Each of the following events shall constitute an “Event of Default” under this Security (whatever the reason for any such Event of Default and whether it shall be voluntary or be effected by operation of law pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) default by the Company, or the Guarantor pursuant to the Guarantee in the payment of the principal of any Security when due and payable at its Maturity and such default is not remedied within 14 days; or

(b) default by the Company, or the Guarantor pursuant to the Guarantee in the payment of any interest on or any Additional Amounts payable in respect of any Security when such interest becomes or such Additional Amounts become due and payable, and continuance of such default for a period of 21 days; or

(c) default by the Company, or the Guarantor pursuant to the Guarantee in the payment of any premium or deposit of any sinking fund payment, when and as due by the terms of a Security and such default is not remedied in 30 days; or

(d) default in the performance, or breach, of any covenant or warranty of (i) the Company under the Indenture or the Securities or (ii) the Guarantor in the Indenture or the Guarantee (other than a covenant or warranty default in the performance or breach of which is elsewhere in this paragraph 5 specifically dealt with or which has been expressly included in the Indenture solely for the benefit of a series of notes other than the Securities), and continuance of such breach or default for a period of 30 days after there has been given, by registered or certified mail, to the Company and the Guarantor by the Trustee or to the Company, the Guarantor and the Trustee by any Holder or the Holders of any Outstanding Securities a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” under the Indenture; or

(e) any Capital Markets Indebtedness (as defined below) of either the Company or the Guarantor individually where the principal amount of such Capital Markets Indebtedness is in any case in excess of U.S.$50,000,000 (or its equivalent in another currency or other currencies) or any guarantee by the Company or the Guarantor of any Capital Markets Indebtedness of any other person is not (in the case of Capital Markets Indebtedness) paid when due (after whichever is the longer of 30 days after the due date and any applicable grace period therefor) or becomes prematurely due and payable following a default on the part of the Company or the Guarantor or otherwise in respect of such Capital Markets Indebtedness, or (in the case of a guarantee) is not honored when due (after whichever is the longer of 30 days after the due date and any applicable grace period therefor); or

(f) an order of any competent court or administrative agency is made or any resolution is passed by the Company for the winding-up or dissolution of the Company (other than for the purpose of an amalgamation, merger or reconstruction approved by Act (as defined in paragraph 7 herein) of the Holders); or

(g) an order is made by any competent court commencing insolvency proceedings (procedimientos concursales) against the Guarantor or an order is made or a resolution is passed for the dissolution or winding up of the Guarantor (except (i) in any such case for the purpose of a reconstruction or a merger or amalgamation which has been approved by Act (as defined in paragraph 7 herein) of the Holders or (ii) where the entity resulting from any such reconstruction or merger or amalgamation is a Financial Institution (entidad de crédito according to article 1-2 of Real Decreto Legislativo 1298/1986 dated 28 June 1986, as amended and restated) and will have a rating for long-term senior debt assigned by Standard & Poor’s Rating Services, Moody’s Investors Services or Fitch Ratings Ltd equivalent to or higher than the rating for long-term senior debt of the Guarantor immediately prior to such reconstruction or merger or amalgamation); or

(h) the Company or the Guarantor is adjudicated or found bankrupt or insolvent, or any order of any competent court or administrative agency is made for, or any resolution is passed by the Company or the Guarantor to apply for, judicial composition proceedings with its creditors or for the appointment of a receiver or trustee or other similar official in insolvency proceedings in relation to the Company or the Guarantor or of a substantial part of the assets of either of them (unless in the case of an order for a temporary appointment, such appointment is discharged within 30 days); or

(i) the Company or the Guarantor stops payment of its debts generally; or

(j) the Company (except for the purpose of an amalgamation, merger or reconstruction approved by Act (as defined in paragraph 7 herein) of the Holders) or the Guarantor (except (i) for the purpose of an amalgamation, merger or reconstruction approved as specified in the Indenture or (ii) where the entity resulting from any such amalgamation, merger or reconstruction will have a rating for long-term senior debt assigned by Standard & Poor’s Rating Services, Moody’s Investor Services or Fitch Ratings Ltd equivalent to or higher than the rating for long-term senior debt of the Guarantor immediately prior to such amalgamation, merger or reconstruction) ceases or threatens to cease to carry on the whole or substantially the whole of its business; or

(k) a holder of a security interest takes possession of the whole or any substantial part of the assets or business of the Company or the Guarantor or an application is made for the appointment of an administrative or other receiver, manager, administrator or similar official in relation to the Company or the Guarantor or in relation to the whole or any substantial part of the business or assets of the Company or the Guarantor, or a distress or execution is levied or enforced upon or sued out against any substantial part of the business or assets of the Company or the Guarantor and is not discharged within 30 days; or

(l) the Guarantee with respect to the Securities ceases to be, or is claimed by the Guarantor not to be, in full force and effect.

For the purpose of Paragraphs (h), (j) and (k) a report by the external auditors from time to time of the Company or the Guarantor, as the case may be, as to whether any part of the business or assets of the Company or the Guarantor is “substantial” shall, in the absence of manifest error, be conclusive.

“Capital Markets Indebtedness” means any borrowing or other Indebtedness of any person (other than Project Finance Indebtedness) which is in the form of or represented by any bonds, notes, depositary receipts or other securities for the time being quoted or listed, with the agreement of the Company and/or the Guarantor, on any stock exchange.

“Indebtedness”, with respect to any Person, means Indebtedness for Borrowed Money or for the unpaid purchase price of real or personal property of, or guaranteed by, such Person.

“Indebtedness for Borrowed Money” means any moneys borrowed, liabilities in respect of any acceptance credit, note or bill discounting facility, liabilities under any bonds, notes, debentures, loan stock, securities or other indebtedness by way of loan capital and which have a stated maturity of or which by their terms are capable of being extended for a period of more than one year.

“Project Finance Indebtedness” means any present or future Indebtedness incurred to finance the ownership, acquisition, development and/or operation of an asset, whether or not an asset of the Company or the Guarantor, in respect of which the person or persons to whom any such Indebtedness is or may be owed by the relevant borrower (whether or not the Company or the Guarantor) is entitled to have recourse solely to such asset and revenues generated by the operation of, or loss or damage to, such asset.

6. Modifications and Amendments. (a) With the consent, as evidenced in an Act (as defined in paragraph 7 herein) of the Holders of not less than a majority in principal amount of the Securities at the time Outstanding, modifications and amendments to the Indenture and hereto may be made by execution of a supplemental indenture, as provided in the Indenture, and future compliance therewith and herewith or, prior to declaration of maturity of the Securities, past default by the Company or the Guarantor may be waived, with the consent, as evidenced in an Act (as defined in paragraph 7 herein) of Holders representing at least a majority in aggregate principal amount of the Securities at the time Outstanding; provided, however, that no such modification, amendment or waiver shall, without the consent of the Holder of each such Security affected thereby,

(i) change the Stated Maturity of the principal of, or any premium or installment of interest on or any Additional Amounts with respect to, any Security, or reduce the principal amount thereof, or the rate of interest thereon (except that Holders of not less than 75% in principal amount of Outstanding Securities of a series may consent by Act (as defined in paragraph 7 herein), on behalf of the Holders of all of the Outstanding Securities of such series, to the postponement of the Stated Maturity of any installment of interest for a period not exceeding three years from the original Stated Maturity of such installment (which original Stated Maturity shall have been fixed, for the avoidance of doubt, prior to any previous postponements of such installment)) or any Additional Amounts with respect thereto, or any premium payable upon the redemption thereof or otherwise, or change the obligation of the Company or the Guarantor to pay Additional Amounts pursuant to Section 10.04 of the Indenture (except as contemplated by Section 3.08 of the Indenture and permitted by Sections 8.03 and 9.01(a) of the Indenture), or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.02 of the Indenture or the amount thereof provable in bankruptcy pursuant to Section 5.04 of the Indenture, or change the redemption provisions or adversely affect the right of repayment at the option of any Holder as contemplated by Article 13 of the Indenture, or change the Place of Payment, Currency in which the principal of, any premium or interest on, or any Additional Amounts with respect to any Security is payable, or impair the right to institute suit for the enforcement of any such payment on or with respect to any Security on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date or, in the case of repayment at the option of the Holder, on or after the date for repayment), or

(ii) reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the indenture, or reduce the requirements for a quorum or voting, or

(iii) modify any of the provisions of Section 9.02 of the Indenture or any waiver of past default by the Holders, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby, or

(iv) change in any manner adverse to the interests of the Holders, of Outstanding Securities of any series the terms and conditions of the obligations of the Company or the Guarantor in respect of the due and punctual payment of the principal thereof (and premium, if any) and interest, if any, thereon or any sinking fund payments, if any, provided for in respect thereof (including in each case Additional Amounts payable under the Guarantee).

7. Syndicate of Holders, Meetings. (a) The Holders of Securities shall meet in accordance with the regulations governing the Syndicate of Holders of Securities (the “Regulations”). The Regulations contain the rules governing the functioning of the Syndicate (as defined below) and the rules governing its relationship to the Company and are attached to the Spanish deed of issuance (escritura de emisión) with respect to the Securities. By purchasing a Security, the Holder of that Security is deemed to agree to membership in the Syndicate in respect of the Securities and, if such Holder purchased the Security prior to the record date for the first meeting of the Syndicate, to have granted full power and authority to the Trustee with respect to the Securities to act as its proxy to vote at the first meeting of the Syndicate of Holders of the Securities in favor of ratifying the Regulations in respect of the Syndicate, the designation and appointment of the Trustee as Commissioner (as defined below) of the Syndicate and the actions of the Commissioner performed prior to such first meeting of the Syndicate. The Commissioner is the chairperson and the legal representative of the Syndicate.

(b) Except as otherwise provided under the Indenture, the Regulations or the Trust Indenture Act, any request, demand, authorization, direction, notice, consent, waiver or other action provided by or pursuant to the Indenture to be given or taken by Holders of Securities shall be given or taken only by resolution duly adopted in accordance with the Indenture and the Regulations governing the Syndicate of Holders of Securities at a meeting of such Syndicate duly called and held in accordance with the Regulations, which resolution as so adopted is referred to as the “Act” of the Holders.

Nothing in the Regulations or duties of the Commissioner will limit or restrict the ability of the Trustee to perform its duties as Trustee under the Indenture, and in the event of conflict, the Indenture and the obligations of the Trustee will control and prevail.

“Syndicate” means the syndicate (sindicato) constituted of all Holders at any particular time, as provided in and governed by the Regulations applicable to the Securities and Title XI, Chapter IV of the Spanish Companies Act (Ley de Sociedades de Capital).

“Commissioner” means the commissioner (comisario) of the Syndicate related to the Securities, as provided in the Regulations applicable to the Securities and Section 427 of the Spanish Companies Act (Ley de Sociedades de Capital), and shall be The Bank of New York Mellon with respect to the Securities until a successor Trustee shall have become such with respect to the Securities pursuant to the Indenture applicable to the Securities, and thereafter shall be each Person who is then Trustee with respect to the Securities.

8. Replacement; Exchange and Transfer of Securities. (a) In case any Security shall become mutilated, defaced or be apparently destroyed, lost or stolen, upon the request of the registered Holder thereof and subject to Section 3.07 of the Indenture, the Issuer shall execute, the Guarantor shall endorse a Guarantee on and the Trustee shall authenticate and deliver a new Security containing identical terms and of like principal and bearing a number not contemporaneously outstanding, in exchange and substitution for the mutilated or defaced Security, or in lieu of and in substitution for the apparently destroyed, lost or stolen Security. In every case, the applicant for a substitute Security shall furnish to the Company, the Guarantor and the Trustee such security or indemnity as may be required by each of them to indemnify and defend and to save each of them and any agent of the Company, the Guarantor or the Trustee harmless and, in every case of destruction, loss or theft evidence to their satisfaction of the apparent destruction, loss or theft of such Security and of the ownership thereof. Upon the issuance of any substitute Security, the Holder of such Security, if so requested by the Company, will pay a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected with the preparation and issuance of the substitute Security.

(b) The Securities are issuable only in registered form and without coupons. Upon the terms and subject to the conditions set forth in the Indenture, and subject to paragraph 8(e) hereof, a Security or Securities may be exchanged for an equal aggregate principal amount of Securities in different authorized denominations by surrender of such Security or Securities at the Corporate Trust Office of the Trustee in New York City or at the office of a transfer agent, together with a written request for the exchange.

(c) Upon the terms and subject to the conditions set forth in the Indenture, and subject to paragraph 8(e) hereof, a Security may be transferred in whole or in a smaller authorized denomination by the Holder or Holders surrendering the Security for transfer at the Corporate Trust Office of the Trustee in New York City or at the office of a transfer agent accompanied by an executed instrument of assignment and transfer. The registration of transfer of the Securities will be made by the Trustee in New York City.

(d) The costs and expenses of effecting any exchange, transfer or registration of transfer pursuant to the foregoing provisions, except, if the Company shall so require, the payment of a sum sufficient to cover any tax or other governmental charge or other expenses that may be imposed in relation thereto, will be borne by the Company.

(e) The Company may decline (i) to issue, register the transfer of or exchange any Securities during a period beginning at the opening of business 15 days before the day of the selection for redemption of Securities of like tenor and the same series under Section 11.03 of the Indenture and ending at the close of business on the day of such selection, or (ii) to register the transfer of or exchange any Security so selected for redemption in whole or in part, except in the case of any Security to be redeemed in part, the portion thereof not to be redeemed, (iii) to issue, register the transfer of or exchange any Security which, in accordance with its terms, has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Security not to be so repaid.

9. Trustee. For a description of the duties and the immunities and rights of the Trustee under the Indenture, reference is made to the Indenture, and the obligations of the Trustee to the Holder hereof are subject to such immunities and rights.

10. Paying Agent; Transfer Agent; Registrar. The Company hereby initially appoints the Paying Agent, transfer agent and Security Registrar listed at the foot of this Security. The Company may at any time appoint additional or other paying agents, transfer agents and registrars and terminate the appointment thereof; provided that while the Securities are Outstanding the Company will maintain offices or agencies for the payment of principal of and interest (including Additional Amounts) on this Security as herein provided in New York City. Notice of any such termination or appointment and of any change in the office through which any Paying Agent, transfer agent or Security Registrar will act will be promptly given in the manner described in paragraph 12 hereof.

11. Enforcement. Except as provided in Section 5.07 of the Indenture, no Holder of any Security shall have any right by virtue of or by availing itself of any provision of the Indenture or of these terms to institute any suit, action or proceeding in equity or at law upon or under or with respect to the Indenture or of the Securities or for the appointment of a receiver or trustee, or for any other remedy thereunder, unless (a) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities, (b) the Holders of not less than 25% in principal amount of the Securities then Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder and such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, (c) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding, and (d) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by Holders of a majority in principal amount of the Outstanding Securities.

12. Notices. Where the Indenture or the Regulations provides for notice to Holders of any event, such notice shall be sufficiently given to Holders if in writing and mailed, first-class postage prepaid, to each Holder of a Security affected by such event, at his address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In addition to the foregoing, notice of any meeting of Holders of Securities shall be given in accordance with Section 1.04(c) of the Indenture and the Regulations of the Syndicate.

In addition, the Company shall cause any publications of such notices as may be required from time to time by applicable Spanish law.

13. Prescription. All claims made against the Company or the Guarantor for payment of principal of, or interest (including Additional Amounts) on, or in respect of, the Securities shall become void unless made within ten years (in the case of principal) and five years (in the case of interest (including Additional Amounts)) from the later of (a) the date on which such payment first became due and (b) if the full amount payable has not been received by the Trustee in New York City on or prior to such due date, the date on which the full amount is so received.

14. Authentication. This Security shall not become valid or obligatory for any purpose until the certificate of authentication hereon shall have been executed by or on behalf of the Trustee by the manual signature of one of its authorized officers or by the Authenticating Agent.

15. Governing Law; Jurisdiction; Service of Process. (a) This Security shall be governed by and construed under the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in said state, except that the authorization and execution by the Company of the Securities and paragraph 7(a) shall be governed by and construed in accordance with Spanish law. The Regulations of each Syndicate and the duties of and all other matters relating to the Commissioner shall be governed by and construed in accordance with Spanish law.

(b) In the Indenture, each of the Company and the Guarantor has irrevocably submitted to the non-exclusive jurisdiction of any U.S. federal or state court in the Borough of Manhattan, The City of New York, New York over any suit or proceeding arising out of or relating to the Indenture, any Security or the Guarantee. In addition, each of the Company and the Guarantor has irrevocably waived, to the extent it may effectively do so, any objection which it may have now or hereafter to the laying of the venue of any such suit or proceeding brought in such courts. Notwithstanding the foregoing, any suit or proceeding arising out of or relating to the Guarantee may also be brought in the courts of Madrid, Spain.

(c) As long as any of the Securities remains outstanding, each of the Company and the Guarantor will at all times have an authorized agent in New York City upon which process may be served in any suit or proceeding arising out of or relating to the Indenture, the Guarantee or any Security. Service of process upon such agent and written notice of such service mailed or delivered to the Company or the Guarantor shall to the extent permitted by law be deemed in every respect effective service of process upon the Company or the Guarantor, as the case may be, in any such legal action or proceeding. Each of the Company and the Guarantor has appointed Banco Bilbao Vizcaya Argentaria, S.A., New York Branch as its agent for such purpose, and has covenanted and agreed that service of process in any suit or proceeding may be made upon it at the office of such agent at Banco Bilbao Vizcaya Argentaria, S.A., 1345 Avenue of the Americas, 45th Floor, New York, New York, 10105, U.S.A. (or at such other address or at the office of such other authorized agent as the Company or the Guarantor may designate in accordance with Section 1.16 of the Indenture).

16. Defeasance. The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

17. Assumption of the Securities. The Guarantor or any controlled subsidiary of the Guarantor may assume the obligations of the Company under the Securities without the consent of the Holders of the Securities. In the event of any such assumption, all obligations of the Company under the Securities shall immediately be discharged. Any Securities so assumed, except if assumed by the Guarantor, will have the benefit of the Guarantee. In the event of such an assumption, Additional Amounts under the Securities will be payable in respect of taxes imposed by the assuming corporation’s jurisdiction of incorporation or tax residence (subject to exceptions equivalent to those that apply to the obligation to pay Additional Amounts in respect of taxes imposed by the Taxing Jurisdiction or the Guarantee, as the case may be, in respect of taxes imposed by the laws of the Kingdom of Spain) on payments of interest or principal made on or subsequent to the date of such assumption. Additional Amounts with respect to payments of interest or principal due prior to the date of such assumption will be payable only in respect of taxes imposed by the Kingdom of Spain. The Guarantor or the Controlled Subsidiary thereof that assumes the obligations of the Company in such cases will also be entitled to redeem the Securities in the circumstances described in paragraph 3(b) hereof with respect to any change or amendment to, or change in the application or official interpretation of the laws or regulations of such jurisdiction, which change or amendment must occur subsequent to the date of any such assumption if the assuming entity is not incorporated or tax resident in the Kingdom of Spain. In the event of any such assumption, all obligations of the Company under the Securities shall immediately be discharged.

18. Descriptive Headings. The descriptive headings appearing in these terms are for convenience of reference only and shall not alter, limit or define the provisions hereof.

All capitalized terms used in this Security but not otherwise defined herein are used as defined in the Indenture and shall have the meanings assigned to them in the Indenture.

TRUSTEE, PAYING AGENT, TRANSFER AGENT

AND REGISTRAR

Trustee

The Bank of New York Mellon

101 Barclay Street

New York, New York 10286

and

The Bank of New York Mellon London Branch

One Canada Square,

London E14 5AL

United Kingdom

Paying Agent, Transfer Agent and Security Registrar

The Bank of New York Mellon

101 Barclay Street

New York, New York 10286

and

The Bank of New York Mellon London Branch

One Canada Square,

London E14 5AL

United Kingdom

GUARANTEE

THIS GUARANTEE is made on May 18, 2011 by Banco Bilbao Vizcaya Argentaria, S.A. (the “Guarantor”, which term includes any successor corporation under the Indenture referred to in the Security upon which this Guarantee is endorsed) in favor of the Holder of the Security upon which this Guarantee is endorsed (“this Security”). This Guarantee is issued subject to the provisions of the Indenture dated June 28, 2010 among BBVA U.S. Senior, S.A. Unipersonal, the Guarantor and The Bank of New York Mellon, as trustee, as supplemented from time to time (the “Indenture”), and each Holder of this Security, by accepting the same, agrees to and shall be bound by such provisions. Terms not otherwise defined herein shall have the meanings assigned to them in the Indenture.

(a) Guarantee. The Guarantor irrevocably and unconditionally guarantees to each Holder of this Security, and to the Trustee on behalf of each such Holder, that, if for any reason, the Company does not pay any sum payable by it to such Holder in respect of this Security as specified in this Security (including any principal of (and premium, if any) and interest on this Security, payments to sinking funds (if applicable), Additional Amounts or any other amounts of whatever nature which may become payable under any of the foregoing or under the Indenture) as and when the same shall become due under any of the foregoing, the Guarantor will pay to such Holder, or to the Trustee for the account of such Holder, on demand the amount payable by the Company to such Holder.

(b) Guarantor as Principal Debtor. Without affecting the Company’s obligations, the Guarantor will be liable under this Guarantee as if it were the sole principal debtor and not merely a surety. Accordingly, it will not be discharged, nor will its liability be affected, by anything which would not discharge it or affect its liability if it were the sole principal debtor (including (i) any time, indulgence, waiver or consent at any time given to the Company or any other person, (ii) any amendment to any of the Security, the Indenture or to any security or other guarantee or indemnity, (iii) the making or absence of any demand on the Company or any other person for payment, (iv) the enforcement or absence of enforcement of any of the Security, the Indenture or of any security or other guarantee or indemnity, (v) the release of any such security, guarantee or indemnity, (vi) the dissolution, amalgamation, reconstruction, merger or reorganization of the Company or any other Person, (vii) the sale or conveyance of the property of the Company or the Guarantor as an entirety or substantially as an entirety to any other Person or (viii) the illegality, invalidity or unenforceability of or any defect in any provision of any of the Security or the Indenture or any of the Company’s obligations under any of them).

(c) Guarantor’s Obligations Continuing. The Guarantor’s obligations under this Guarantee are and will remain in full force and effect by way of continuing security until no sum remains payable under any Security or the Indenture. Furthermore, these obligations of the Guarantor are complementary to, and not instead of, any security or other guarantee or indemnity at any time existing in favor of a Holder, whether from the Guarantor or otherwise. The Guarantor irrevocably waives all notices and demands whatsoever, as well as diligence, presentment, demand of payment, filing of claims with a court in the event of merger of bankruptcy of the Company, protest and any right to require a proceeding first against the Company.

(d) Repayment to the Company. If any payment received by a Holder is, on the subsequent liquidation or insolvency of the Company, avoided under any laws relating to liquidation or insolvency, such payment will not be considered as having discharged or diminished the liability of the Guarantor and this Guarantee will continue to apply as if such payment had at all times remained owing by the Company.

(e) Indemnity. As a separate and alternative stipulation, the Guarantor unconditionally and irrevocably agrees that any sum expressed to be payable by the Company under this Security or the Indenture but which is for any reason (whether or not now known or becoming known to the Company, the Guarantor or any Holder) not recoverable from the Guarantor on the basis of a guarantee will nevertheless be recoverable from it as if it were the sole principal debtor and will be paid by it to the Holder on demand. This indemnity constitutes a separate and independent obligation from the other obligations in this Guarantee, gives rise to a separate and independent cause of action and will apply irrespective of any indulgence granted by any Holder.

(f) Status of Guarantee. The payment obligations of the Guarantor under this Guarantee constitute direct, unconditional and unsecured obligations of the Guarantor and will at all times rank pari passu among themselves and pari passu with all other unsecured and unsubordinated obligations of the Guarantor.

(g) Withholding or Deduction. All payments by the Guarantor under this Guarantee shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature (“Taxes”) imposed or levied by or on behalf of the Kingdom of Spain, or any political sub-division thereof or any authority therein or thereof having power to tax, unless the withholding or deduction of the Taxes is required by law. In that event, the Guarantor will pay such Additional Amounts as may be necessary in order that the net amounts received by each Holder after such withholding or deduction shall equal the respective amounts which would have been received by them in the absence of the withholding or deduction; except that no additional amounts shall be payable with respect to any Security:

(i) to, or to a third party on behalf of, a Holder who is liable for such Taxes by reason of such Holder (or the beneficial owner of the Security for whose benefit such Holder holds such Security) having some connection with the Kingdom of Spain other than the mere holding of the Security or the mere crediting of the Security to its securities account with the relevant Depository; or

(ii) in the case of a Security presented for payment (where presentation is required) more than 30 days after the Relevant Date (as defined below) except to the extent that a Holder would have been entitled to additional amounts on presenting the same for payment on such thirtieth day assuming that day to have been a business day in such place of presentment; or

(iii) to, or to a third party on behalf of, a Holder in respect of whom the Company or the Guarantor (or the Paying Agent on its behalf) has not received all details concerning such holder’s identity and tax residence as it requires in order to comply with Spanish Law 13/1985 of 25 May 1985, as amended, by Law 19/2003, of 4th July and Law 23/2005, of 18 November and Law 4/2008 of 23 December) and any implementing legislation or regulation, no later than 10.00 a.m. (CET) on the 10th calendar day of the month following the relevant date upon which the payment was due (or if such date is not a day on which commercial banks are open for general business in Spain, the immediately preceding such date); or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive or law; or

(v) in respect of any Security presented for payment (where presentation is required) by or on behalf of a Holder who would have been able to avoid such withholding or deduction by presenting the relevant Security to another Paying Agent in a Member State of the European Union.

Additional amounts will also not be paid with respect to any payment to a Holder who is a fiduciary, a partnership, a limited liability company or other than the sole beneficial owner of that payment, to the extent that payment would be required by the laws of Spain (or any political subdivision thereof) to be included in the income, for Spanish tax purposes, of a beneficiary or settlor with respect to the fiduciary, a member of that partnership, an interest holder in that limited liability company or a beneficial owner who would not have been entitled to the additional amounts had it been the Holder.

For the purposes of (ii) above, the “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the Paying Agent on or prior to such due date, it means the first date on which the full amount of such moneys having been so received and being available for payment to Holders, notice to that effect shall have been duly given to the Holders in accordance with this Indenture.

(h) Power to Execute. The Guarantor hereby warrants, represents and covenants with the Holder of this Security that it has all corporate power, and has taken all necessary corporate or other steps, to enable it to execute, deliver and perform this Guarantee, and that this Guarantee constitutes a legal, valid and binding obligation of the Guarantor enforceable in accordance with its terms.

(i) Subrogation. The Guarantor shall be subrogated to all rights of the Holder of this Security against the Company in respect of any amounts paid to such Holder by the Guarantor pursuant to the provisions of this Guarantee; provided, however, that the Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the principal of, any premium and interest on (including Additional Amounts, if any, on) and all other amounts which may be payable under this Security shall have been paid in full.

(j) Governing Law and Submission to Jurisdiction. This Guarantee is governed by, and shall be construed in accordance with, Spanish law.

The Guarantor irrevocably agrees for the benefit of each Holder that the courts of Madrid, Spain, are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Guarantee and that accordingly any suit, action or proceedings arising out of or in connection with this Guarantee (together referred to as “Proceedings”) may be brought in the courts of Madrid, Spain. Notwithstanding the foregoing, any Proceeding may also be brought in any U.S. federal or state court in the Borough of Manhattan, The City of New York, New York.

The Guarantor irrevocably waives any objection which it may have now or hereafter to the laying of the venue of any Proceedings in the courts of Madrid, Spain, and irrevocably agrees that a final judgment in any Proceedings brought in the courts of Madrid, Spain, shall be conclusive and binding upon the Guarantor and may be enforced in the courts of any other jurisdiction. Nothing contained in this Clause shall limit any right to take Proceedings against the Guarantor in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not.

IN WITNESS WHEREOF, this Guarantee has been manually executed on behalf of the Guarantor.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:
Name: Pedro M. Urresti Laca
Address:
Date:

Exhibit 4.2

No.

CUSIP No. 055299AK7

ISIN No. US055299AK75

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

This Security may not be offered or sold in the Kingdom of Spain by means of a public offer (as defined and construed by Spanish law) and may only be offered or sold in the Kingdom of Spain in compliance with the requirements of Law 24/1988 of July 28, 1988 (as amended from time to time) on the Spanish Securities Market and Royal Decree 1310/2005 of November 4, 2005 on listing in secondary markets, public offers and the prospectus required for those purposes.

BBVA U.S. SENIOR, S.A. UNIPERSONAL

GLOBAL SECURITY

representing up to $

Floating Rate Senior Notes due 2014

BBVA U.S. SENIOR, S.A. UNIPERSONAL, a sociedad anónima organized under the laws of the Kingdom of Spain and having its registered office in the Kingdom of Spain (together with its successors and permitted assigns under the Indenture referred to on the reverse hereof, the “Company”), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of $         on May 16, 2014 (the “Maturity Date”) or on such earlier date as the principal hereof may become due in accordance with the provisions hereof.

The Company further unconditionally promises, subject to paragraph 2(b) of the Terms and Conditions of the Securities referred to below, to pay interest in arrears on August 16, November 16, February 16 and May 16 of each year (each an “Interest Payment Date”), commencing August 16, 2011, and at maturity or redemption.

The interest rate per annum for the Securities will be reset on the first day of each Interest Period (as defined below) and will be equal to LIBOR plus 2.125% as determined by the calculation agent appointed pursuant to paragraph 10 of the Terms and Conditions of the Global Security endorsed on the reverse hereof. The amount of interest for the Securities for each day such Securities are outstanding, which is referred to as the “Daily Interest Amount”, will be calculated by dividing the applicable interest rate in effect for that day by 360 and multiplying the result by the aggregate outstanding principal amount of Securities on that day. The amount of interest to be paid on the Securities for each Interest Period will be calculated by adding the applicable Daily Interest Amounts for each day in the Interest Period. If any Interest Payment Date would fall on a day that is not a Business Day that Interest Payment Date will be postponed to the following day that is a Business Day, except that if such next Business Day is in a different month, then that Interest Payment Date will be the immediately preceding day that is a Business Day. If the Maturity Date or date of earlier redemption falls on a day that is not a Business Day, payment of principal and interest on the Securities will be made on the next day that is a Business Day, and no interest on such Securities will accrue for the period from and after the Maturity Date or date of earlier redemption. A “Business Day” is a day (other than a Saturday or a Sunday) on which foreign exchange markets are open for business in New York City that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York City and on which the TARGET2 system is open.

Except as described below for the first Interest Period, on each Interest Payment Date, the Company will pay interest on the Securities for the period commencing on and including the immediately preceding Interest Payment Date and ending on and including the day immediately preceding that Interest Payment Date. The first Interest Period will begin on and include May 18, 2011 and, subject to the immediately preceding paragraph, will end on and include August 15, 2011. Each period for which interest is payable on the Securities is referred to as an “Interest Period”.

The interest payable on any such August 16, November 16, February 16 and May 16 will, subject to certain conditions set forth in the Indenture referred to on the reverse hereof, be paid to Cede & Co., or registered assigns at the end of the close of business on the Regular Record Date for such interest which shall be the end of the 15th calendar day next preceding the date on which interest is to be paid, whether or not such day is a Business Day.

“LIBOR” with respect to each Interest Period shall be the rate (expressed as a percentage per annum) for deposits of U.S. dollars having a maturity of three months that appears on Reuters LIBOR01 Page (as defined below) as of 11:00 a.m., London time, on such Determination Date (as defined below). If the Reuters LIBOR01 Page as of 11:00 a.m., London time, does not include the applicable rate or is unavailable on the Determination Date, the calculation agent will request the principal London office of each of four major reference banks in the London interbank market (which may include affiliates of the underwriters), as selected by the calculation agent (after consultation with the Company), to provide that bank’s offered quotation (expressed as a percentage per annum) as of approximately 11:00 a.m., London time, on such Determination Date to prime banks in the London interbank market for deposits in U.S. dollars for a term of three months and in a principal amount equal to an amount that in the calculation agent’s judgment is representative for a single transaction in U.S. dollars in such market at such time (a “Representative Amount”). If at least two offered quotations are so provided, LIBOR on such Determination Date will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of those quotations. If fewer than two quotations are so provided, the calculation agent (after consultation with the Company) will request each of three major banks in New York City, as selected by the calculation agent, to provide that bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on the Determination Date for loans in a Representative Amount to leading European banks for a three-month period beginning on the first day of that Interest Period. If at least three rates are so provided, LIBOR for the Interest Period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of those rates. If fewer than three rates are so provided, then LIBOR for the Interest Period will be LIBOR in effect with respect to the immediately preceding Interest Period.

“Determination Date” with respect to any Interest Period will be the second London Banking Day preceding the first day of that Interest Period.

“London Banking Day” is any day on which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Reuters LIBOR01 Page” means the display designated on page LIBOR01 on the Reuters Page (or such other successive page as may replace the LIBOR01 page on the Reuters Page or any successive service or such other service of major banks for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

“Reuters Page” means the display on Reuters 3000 Xtra Service, or any successor service.

The interest rate on the Securities will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

The calculation agent will, upon the request of any holder, provide the interest rate on the Securities then in effect.

This being the Global Security of a series (as defined in the Indenture referred to on the reverse hereof) deposited with DTC acting as depositary, and registered in the name of Cede & Co., a nominee of DTC, Cede & Co., as holder of record of this Global Security, shall be entitled to receive payments of principal and interest, other than principal and interest due at the maturity date, by wire transfer of immediately available funds.

Payment of interest (including Additional Amounts) on Global Securities will be made by wire transfer in immediately available funds to a U.S. dollar account maintained by the DTC with a bank in New York City.

Such payment shall be made in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

The Company hereby irrevocably undertakes to the holder hereof to exchange this Global Security in accordance with the terms of the Indenture without charge upon request of such holder for Securities of the same series upon delivery hereof to the Trustee together with any certificates, letters or writings required in Section 3.03 of the Indenture.

This Security is fully and unconditionally guaranteed by the Guarantor (as defined on the reverse hereof) as set forth in the Guarantee dated May 18, 2011, executed by the Guarantor to the Trustee (as defined on the reverse hereof) for the benefit of the holders of the Securities. A counterpart of the Guarantee is endorsed on the reverse side hereof.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Security at the place, times, and rate, and in the currency, herein prescribed.

Reference is made to the further provisions set forth under the Terms and Conditions of the Global Security endorsed on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Security shall not be valid or obligatory for any purpose until the certificate of authentication of this Security shall have been manually executed by or on behalf of the Trustee under the Indenture.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated: May 18, 2011

BBVA U.S. SENIOR, S.A. UNIPERSONAL

By:
Name: Juan Isusi Garteiz Gogeascoa
Title: Director

CERTIFICATE OF AUTHENTICATION

This is the Global Security of a series designated herein referred to in the within-mentioned Indenture.

Dated: May 18, 2011

The Bank of New York Mellon, as Trustee

By:

By:
Authorized Officer

TERMS AND CONDITIONS OF THE SECURITIES

1. General. (a) This Security is one of a duly authorized issue of a series of debt securities of the Company, designated as its Floating Rate Senior Notes due 2014 (the “Securities”), limited to the aggregate principal amount of $600,000,000 (except as otherwise provided below) and issued or to be issued pursuant to an Indenture (as supplemented from time to time, the “Indenture”) dated as of June 28, 2010 among the Company, Banco Bilbao Vizcaya Argentaria, S.A. (together with its successors and permitted assigns under the Indenture, the “Guarantor”) and The Bank of New York Mellon, as trustee (together with any successor Trustee under the Indenture, the “Trustee”). The terms and conditions of the Indenture shall have effect as if incorporated herein. The holders of the Securities (each a “Holder”) will be entitled to the benefits of, be bound by, and be deemed to have notice of, all of the provisions of the Indenture and reference is made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. A copy of the Indenture is on file and may be inspected at the Corporate Trust Office of the Trustee in New York City.

(b) The Securities are direct, unconditional and unsecured obligations of the Company. The Securities are fully and unconditionally guaranteed by the Guarantor pursuant to the terms of the guarantee (the “Guarantee”) dated May 18, 2011 (a counterpart of which is endorsed hereon) as to the payment of principal (and premium, if any), interest, payments to sinking funds (if applicable), Additional Amounts and any other amounts of whatever nature which may become payable under any of the foregoing or under the Indenture.

(c) The Securities will initially be sold in the form of one or more global certificates representing the notes in fully registered form without interest coupons (each a “Global Security” and, together with any securities issued in definitive form pursuant to the Indenture (each a “Security”), the “Securities”) deposited with The Bank of New York Mellon as custodian for The Depository Trust Company (“DTC”). The Securities will not be issued in bearer form. The Securities, and transfers thereof, shall be registered as provided in Section 3.06 of the Indenture. Any person in whose name a Security shall be registered may (to the fullest extent permitted by applicable law) be treated at all times, and for all purposes, by the Company, Guarantor and the Trustee as the absolute owner of such Security, regardless of any notice of ownership, theft or loss or of any writing thereon.

2. Payments and Paying Agencies. (a) All payments on the Securities shall be made exclusively in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

(b) (i) Principal of this Security and interest due at maturity will be payable against surrender of such Security at the Corporate Trust Office of the Trustee in New York City in immediately available funds by a U.S. dollar check drawn on, or by transfer to a U.S. dollar account maintained by the registered Holder with, a bank located in the United States.

(ii) Payment of interest (including Additional Amounts) on this Security will be made to the persons in whose name such Security is registered at the end of the close of business on the Regular Record Date, which shall be the end of the 15th calendar day next preceding the date on which interest is to be paid whether or not such day is a Business Day, notwithstanding the cancellation of such Security upon any transfer or exchange thereof subsequent to the Record Date and prior to such interest payment date.

Any interest on and any Additional Amounts with respect to the Securities which shall be payable, but shall not be punctually paid or duly provided for, on any Interest Payment Date for such Securities (herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder thereof on the relevant Regular Record Date by virtue of having been such Holder; and

such Defaulted Interest may be paid by the Company, at its election in each case, as provided in clause (A) or (B) below:

(A) The Company may elect to make payment of any Defaulted Interest to the Person in whose name such Security shall be registered at the close of business on a “Special Record Date” for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on such Security and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when so deposited to be held in trust for the benefit of the Person entitled to such Defaulted Interest as in this Clause provided. Thereupon, the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than ten days prior to the date of the proposed payment and not less than ten days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first class postage prepaid, to the Holders (or holders of a predecessor security of their Securities) at their addresses as they appear in the Security Register not less than ten days prior to such Special Record Date. The Trustee shall, at the instruction of the Company, in the name and at the expense of the Company, cause a similar notice to be published at least once in an Authorized Newspaper of general circulation in the Borough of Manhattan, The City of New York, but such publication shall not be a condition precedent to the establishment of such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been mailed as aforesaid, such Defaulted Interest shall be paid to the Person in whose name such Security (or Predecessor Security thereof) shall be registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (B).

(B) The Company may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Security may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such payment shall be deemed practicable by the Trustee.

3. Additional Amounts; Redemption for Taxation or Listing Reasons.

(a) Any amounts to be paid by the Company with respect to each Security shall be paid without deduction or withholding for or on account of any and all present or future taxes or duties of whatever nature (“Taxes”) imposed or levied by or on behalf of the Kingdom of Spain (the “Taxing Jurisdiction”) or any political subdivision or authority thereof or therein having the power to tax unless such withholding or deduction is required by law. In that event, the Company will pay to the Holder such Additional Amounts in respect of principal, premium, if any, interest, if any, and sinking fund payments, if any, as may be necessary in order that the net amount paid to the Holder of such Security or to the Trustee or any Paying Agent, as the case may be, under the Indenture, after such deduction or withholding, shall equal the respective amounts of principal, premium, if any, interest, if any, and sinking fund payments, if any, as specified in the Security to which such Holder or the Trustee would be entitled if no such deduction or withholding had been made; provided, however, that the foregoing obligation to pay Additional Amounts will not apply:

(i) to, or to a third party on behalf of, a Holder who is liable for such Taxes by reason of such Holder (or the beneficial owner of the Security for whose benefit such Holder holds such Security) having some connection with the Kingdom of Spain other than the mere holding of the Security (or such beneficial interest) or the mere crediting of the Security to its securities account with the relevant Depository;

(ii) in the case of a Security presented for payment (where presentation is required) more than 30 days after the Relevant Date (as defined below) except to the extent that the Holder would have been entitled to Additional Amounts on presenting the same for payment on such thirtieth day assuming that day to have been a business day in such place of presentment;

(iii) to, or to a third party on behalf of, a Holder in respect of whom the Company or the Guarantor (or the Paying Agent on its behalf) does not receive such information (which may include a tax residence certificate) concerning such Holder’s identity and tax residence (as well as the identity and tax residence of the beneficial owner for whose benefit it holds such Security) as it requires in order to comply with Spanish Law 13/1985 of 25 May (as amended by Spanish Law 19/2003 of 4 July, Law 23/2005 of 18 November and Law 4/2008 of 23 December) and any implementing legislation or regulation no later than 10.00 a.m. (CET) on the 10th calendar day of the month following the Relevant Date upon which the payment was due (or if such date is not a day on which commercial banks are open for general business in Spain, the day immediately preceding such date);

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive or law; or

(v) in respect of any Security presented for payment (where presentation is required) by or on behalf of a Holder who would be able to avoid such withholding or deduction by presenting the relevant Security to another Paying Agent.

Additional Amounts will also not be paid with respect to any payment on any Security to any Holder who is a fiduciary, partnership, limited liability company or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the Kingdom of Spain (or any political subdivision thereof) to be included in the income, for Spanish tax purposes, of a beneficiary or settlor with respect to such fiduciary, member of such partnership, interest holder in that limited liability company or beneficial owner who would not have been entitled to such Additional Amounts had it been a Holder of such Security.

For the purposes of (ii) above, the “Relevant Date” means, in respect of any payment, the date on which any payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the Paying Agent on or prior to such due date, it means the first date on which the full amount of such moneys having been so received and being available for payment to Holders, notice to that effect shall have been duly given to the Holders in accordance with the Indenture.

(b) All (but not less than all) of the Securities may be redeemed in accordance with the terms of Article 11 of the Indenture at the option of the Company if, as the result of any change in or any amendment to the laws or regulations of the Kingdom of Spain (including any treaty to which Spain is a party) or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change, amendment, application or interpretation becomes effective on or after the issue date of the Securities, either (i) it is determined by the Company or the

Guarantor that in making payment under the Securities or the Guarantee, the Company or the Guarantor, as the case may be, would become obligated to pay Additional Amounts with respect thereto as a result of any Taxes imposed (whether by way of withholding or deduction or otherwise) by or for the account of the Kingdom of Spain and which obligation cannot be avoided by the Company or the Guarantor taking measures available to it without unreasonable cost or expense, or (ii) the Guarantor is or would be required to deduct or withhold tax on any payment to the Company to enable the Company to make any payment of principal, premium or interest in respect of the Securities and the Guarantor cannot avoid this obligation without unreasonable cost or expense (excluding the assumption of the Company’s obligations under the Securities by the Guarantor or a Subsidiary of the Guarantor); provided that no such notice to the Trustee of the redemption shall be given earlier than 60 days prior to the earliest date on which the Company or the Guarantor, as the case may be, would be obligated to deduct or withhold tax or pay such Additional Amounts were a payment in respect of the Securities or the Guarantee then due.

Prior to any notice of redemption of the Securities pursuant to this paragraph, the Company or the Guarantor shall provide the Trustee with an Officer’s Certificate of the Guarantor stating that the Company or the Guarantor is entitled to effect such redemption and setting forth in reasonable detail a statement of circumstances showing that the conditions precedent to the right of the Company or the Guarantor to redeem such Securities pursuant to this paragraph have been satisfied and an Opinion of Counsel to the effect that the Company or the Guarantor, as the case may be, has or will become obliged to make such withholding or deduction or to pay such additional amounts as a result of such change or amendment.

(c) If the Securities are not listed on an organized market in an OECD country no later than 45 days prior to the initial Interest Payment Date on such Securities, the Company or the Guarantor, as the case may be, may, at its election and having given no less than 15 days’ notice to the Holders, redeem all of the outstanding Securities at their principal amount, together with accrued interest, if any, thereon to but not including the redemption date; provided that from and including the issue date of such Securities to and including such Interest Payment Date, the Company will use its reasonable efforts to obtain or maintain such listing, as applicable. In the event of an early redemption of the Securities for the reasons set forth in the preceding sentence, the Company or the Guarantor, as the case may be, may be required to withhold tax and will pay interest in respect of the principal amount of the Securities redeemed net of the Spanish withholding tax applicable to such payments. If this were to occur, beneficial owners would have to either follow the quick refund procedures set forth in Article II of Annex A or Article II of Annex B, as applicable, to the prospectus supplement dated May 11, 2011 relating to the Securities (the “Prospectus Supplement”) or apply directly to the Spanish authorities for any refund to which they may be entitled pursuant to the direct refund procedure set forth in Article II of Annex C to the Prospectus Supplement.

4. Certain Covenants of the Company and the Guarantor. The Indenture contains certain covenants of the Company and the Guarantor, including covenants as to the payment of principal of and interest (including Additional Amounts) on the Securities, the maintenance of offices for payments and the appointment to fill a vacancy in the office of Trustee.

5. Events of Default. Each of the following events shall constitute an “Event of Default” under this Security (whatever the reason for any such Event of Default and whether it shall be voluntary or be effected by operation of law pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) default by the Company, or the Guarantor pursuant to the Guarantee in the payment of the principal of any Security when due and payable at its Maturity and such default is not remedied within 14 days; or

(b) default by the Company, or the Guarantor pursuant to the Guarantee in the payment of any interest on or any Additional Amounts payable in respect of any Security when such interest becomes or such Additional Amounts become due and payable, and continuance of such default for a period of 21 days; or

(c) default by the Company, or the Guarantor pursuant to the Guarantee in the payment of any premium or deposit of any sinking fund payment, when and as due by the terms of a Security and such default is not remedied in 30 days; or

(d) default in the performance, or breach, of any covenant or warranty of (i) the Company under the Indenture or the Securities or (ii) the Guarantor in the Indenture or the Guarantee (other than a covenant or warranty default in the performance or breach of which is elsewhere in this paragraph 5 specifically dealt with or which has been expressly included in the Indenture solely for the benefit of a series of notes other than the Securities), and continuance of such breach or default for a period of 30 days after there has been given, by registered or certified mail, to the Company and the Guarantor by the Trustee or to the Company, the Guarantor and the Trustee by any Holder or the Holders of any Outstanding Securities a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” under the Indenture; or

(e) any Capital Markets Indebtedness (as defined below) of either the Company or the Guarantor individually where the principal amount of such Capital Markets Indebtedness is in any case in excess of U.S.$50,000,000 (or its equivalent in another currency or other currencies) or any guarantee by the Company or the Guarantor of any Capital Markets Indebtedness of any other person is not (in the case of Capital Markets Indebtedness) paid when due (after whichever is the longer of 30 days after the due date and any applicable grace period therefor) or becomes prematurely due and payable following a default on the part of the Company or the Guarantor or otherwise in respect of such Capital Markets Indebtedness, or (in the case of a guarantee) is not honored when due (after whichever is the longer of 30 days after the due date and any applicable grace period therefor); or

(f) an order of any competent court or administrative agency is made or any resolution is passed by the Company for the winding-up or dissolution of the Company (other than for the purpose of an amalgamation, merger or reconstruction approved by Act (as defined in paragraph 7 herein) of the Holders); or

(g) an order is made by any competent court commencing insolvency proceedings (procedimientos concursales) against the Guarantor or an order is made or a resolution is passed for the dissolution or winding up of the Guarantor (except (i) in any such case for the purpose of a reconstruction or a merger or amalgamation which has been approved by Act (as defined in paragraph 7 herein) of the Holders or (ii) where the entity resulting from any such reconstruction or merger or amalgamation is a Financial Institution (entidad de crédito according to article 1-2 of Real Decreto Legislativo 1298/1986 dated 28 June 1986, as amended and restated) and will have a rating for long-term senior debt assigned by Standard & Poor’s Rating Services, Moody’s Investors Services or Fitch Ratings Ltd equivalent to or higher than the rating for long-term senior debt of the Guarantor immediately prior to such reconstruction or merger or amalgamation); or

(h) the Company or the Guarantor is adjudicated or found bankrupt or insolvent, or any order of any competent court or administrative agency is made for, or any resolution is passed by the Company or the Guarantor to apply for, judicial composition proceedings with its creditors or for the appointment of a receiver or trustee or other similar official in insolvency proceedings in relation to the Company or the Guarantor or of a substantial part of the assets of either of them (unless in the case of an order for a temporary appointment, such appointment is discharged within 30 days); or

(i) the Company or the Guarantor stops payment of its debts generally; or

(j) the Company (except for the purpose of an amalgamation, merger or reconstruction approved by Act (as defined in paragraph 7 herein) of the Holders) or the Guarantor (except (i) for the purpose of an amalgamation, merger or reconstruction approved as specified in the Indenture or (ii) where the entity resulting from any such amalgamation, merger or reconstruction will have a rating for long-term senior debt assigned by Standard & Poor’s Rating Services, Moody’s Investor Services or Fitch Ratings Ltd equivalent to or higher than the rating for long-term senior debt of the Guarantor immediately prior to such amalgamation, merger or reconstruction) ceases or threatens to cease to carry on the whole or substantially the whole of its business; or

(k) a holder of a security interest takes possession of the whole or any substantial part of the assets or business of the Company or the Guarantor or an application is made for the appointment of an administrative or other receiver, manager, administrator or similar official in relation to the Company or the Guarantor or in relation to the whole or any substantial part of the business or assets of the Company or the Guarantor, or a distress or execution is levied or enforced upon or sued out against any substantial part of the business or assets of the Company or the Guarantor and is not discharged within 30 days; or

(l) the Guarantee with respect to the Securities ceases to be, or is claimed by the Guarantor not to be, in full force and effect.

For the purpose of Paragraphs (h), (j) and (k) a report by the external auditors from time to time of the Company or the Guarantor, as the case may be, as to whether any part of the business or assets of the Company or the Guarantor is “substantial” shall, in the absence of manifest error, be conclusive.

“Capital Markets Indebtedness” means any borrowing or other Indebtedness of any person (other than Project Finance Indebtedness) which is in the form of or represented by any bonds, notes, depositary receipts or other securities for the time being quoted or listed, with the agreement of the Company and/or the Guarantor, on any stock exchange.

“Indebtedness”, with respect to any Person, means Indebtedness for Borrowed Money or for the unpaid purchase price of real or personal property of, or guaranteed by, such Person.

“Indebtedness for Borrowed Money” means any moneys borrowed, liabilities in respect of any acceptance credit, note or bill discounting facility, liabilities under any bonds, notes, debentures, loan stock, securities or other indebtedness by way of loan capital and which have a stated maturity of or which by their terms are capable of being extended for a period of more than one year.

“Project Finance Indebtedness” means any present or future Indebtedness incurred to finance the ownership, acquisition, development and/or operation of an asset, whether or not an asset of the Company or the Guarantor, in respect of which the person or persons to whom any such Indebtedness is or may be owed by the relevant borrower (whether or not the Company or the Guarantor) is entitled to have recourse solely to such asset and revenues generated by the operation of, or loss or damage to, such asset.

6. Modifications and Amendments. (a) With the consent, as evidenced in an Act (as defined in paragraph 7 herein) of the Holders of not less than a majority in principal amount of the Securities at the time Outstanding, modifications and amendments to the Indenture and hereto may be made by execution of a supplemental indenture, as provided in the Indenture, and future compliance therewith and herewith or, prior to declaration of maturity of the Securities, past default by the Company or the Guarantor may be waived, with the consent, as evidenced in an Act (as defined in paragraph 7 herein) of Holders representing at least a majority in aggregate principal amount of the Securities at the time Outstanding; provided, however, that no such modification, amendment or waiver shall, without the consent of the Holder of each such Security affected thereby,

(i) change the Stated Maturity of the principal of, or any premium or installment of interest on or any Additional Amounts with respect to, any Security, or reduce the principal amount thereof, or the rate of interest thereon (except that Holders of not less than 75% in principal amount of Outstanding Securities of a series may consent by Act (as defined in paragraph 7 herein), on behalf of the Holders of all of the Outstanding Securities of such series, to the postponement of the Stated Maturity of any installment of interest for a period not exceeding three years from the original Stated Maturity of such installment (which original Stated Maturity shall have been fixed, for the avoidance of doubt, prior to any previous postponements of such installment)) or any Additional Amounts with respect thereto, or any premium payable upon the redemption thereof or otherwise, or change the obligation of the Company or the Guarantor to pay Additional Amounts pursuant to Section 10.04 of the Indenture (except as contemplated by Section 3.08 of the Indenture and permitted by Sections 8.03 and 9.01(a) of the Indenture), or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.02 of the Indenture or the amount thereof provable in bankruptcy pursuant to Section 5.04 of the Indenture, or change the redemption provisions or adversely affect the right of repayment at the option of any Holder as contemplated by Article 13 of the Indenture, or change the Place of Payment, Currency in which the principal of, any premium or interest on, or any Additional Amounts with respect to any Security is payable, or impair the right to institute suit for the enforcement of any such payment on or with respect to any Security on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date or, in the case of repayment at the option of the Holder, on or after the date for repayment), or

(ii) reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the indenture, or reduce the requirements for a quorum or voting, or

(iii) modify any of the provisions of Section 9.02 of the Indenture or any waiver of past default by the Holders, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby, or

(iv) change in any manner adverse to the interests of the Holders, of Outstanding Securities of any series the terms and conditions of the obligations of the Company or the Guarantor in respect of the due and punctual payment of the principal thereof (and premium, if any) and interest, if any, thereon or any sinking fund payments, if any, provided for in respect thereof (including in each case Additional Amounts payable under the Guarantee).

7. Syndicate of Holders, Meetings. (a) The Holders of Securities shall meet in accordance with the regulations governing the Syndicate of Holders of Securities (the “Regulations”). The Regulations contain the rules governing the functioning of the Syndicate (as defined below) and the rules governing its relationship to the Company and are attached to the Spanish deed of issuance (escritura de emisión) with respect to the Securities. By purchasing a Security, the Holder of that Security is deemed to agree to membership in the Syndicate in respect of the Securities and, if such Holder purchased the Security prior to the record date for the first meeting of the Syndicate, to have granted full power and authority to the Trustee with respect to the Securities to act as its proxy to vote at the first meeting of the Syndicate of Holders of the Securities in favor of ratifying the Regulations in respect of the Syndicate, the designation and appointment of the Trustee as Commissioner (as defined below) of the Syndicate and the actions of the Commissioner performed prior to such first meeting of the Syndicate. The Commissioner is the chairperson and the legal representative of the Syndicate.

(b) Except as otherwise provided under the Indenture, the Regulations or the Trust Indenture Act, any request, demand, authorization, direction, notice, consent, waiver or other action provided by or pursuant to the Indenture to be given or taken by Holders of Securities shall be given or taken only by resolution duly adopted in accordance with the Indenture and the Regulations governing the Syndicate of Holders of Securities at a meeting of such Syndicate duly called and held in accordance with the Regulations, which resolution as so adopted is referred to as the “Act” of the Holders.

Nothing in the Regulations or duties of the Commissioner will limit or restrict the ability of the Trustee to perform its duties as Trustee under the Indenture, and in the event of conflict, the Indenture and the obligations of the Trustee will control and prevail.

“Syndicate” means the syndicate (sindicato) constituted of all Holders at any particular time, as provided in and governed by the Regulations applicable to the Securities and Title XI, Chapter IV of the Spanish Companies Act (Ley de Sociedades de Capital).

“Commissioner” means the commissioner (comisario) of the Syndicate related to the Securities, as provided in the Regulations applicable to the Securities and Section 427 of the Spanish Companies Act (Ley de Sociedades de Capital), and shall be The Bank of New York Mellon with respect to the Securities until a successor Trustee shall have become such with respect to the Securities pursuant to the Indenture applicable to the Securities, and thereafter shall be each Person who is then Trustee with respect to the Securities.

8. Replacement; Exchange and Transfer of Securities. (a) In case any Security shall become mutilated, defaced or be apparently destroyed, lost or stolen, upon the request of the registered Holder thereof and subject to Section 3.07 of the Indenture, the Issuer shall execute, the Guarantor shall endorse a Guarantee on and the Trustee shall authenticate and deliver a new Security containing identical terms and of like principal and bearing a number not contemporaneously outstanding, in exchange and substitution for the mutilated or defaced Security, or in lieu of and in substitution for the apparently destroyed, lost or stolen Security. In every case, the applicant for a substitute Security shall furnish to the Company, the Guarantor and the Trustee such security or indemnity as may be required by each of them to indemnify and defend and to save each of them and any agent of the Company, the Guarantor or the Trustee harmless and, in every case of destruction, loss or theft evidence to their satisfaction of the apparent destruction, loss or theft of such Security and of the ownership thereof. Upon the issuance of any substitute Security, the Holder of such Security, if so requested by the Company, will pay a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected with the preparation and issuance of the substitute Security.

(b) The Securities are issuable only in registered form and without coupons. Upon the terms and subject to the conditions set forth in the Indenture, and subject to paragraph 8(e) hereof, a Security or Securities may be exchanged for an equal aggregate principal amount of Securities in different authorized denominations by surrender of such Security or Securities at the Corporate Trust Office of the Trustee in New York City or at the office of a transfer agent, together with a written request for the exchange.

(c) Upon the terms and subject to the conditions set forth in the Indenture, and subject to paragraph 8(e) hereof, a Security may be transferred in whole or in a smaller authorized denomination by the Holder or Holders surrendering the Security for transfer at the Corporate Trust Office of the Trustee in New York City or at the office of a transfer agent accompanied by an executed instrument of assignment and transfer. The registration of transfer of the Securities will be made by the Trustee in New York City.

(d) The costs and expenses of effecting any exchange, transfer or registration of transfer pursuant to the foregoing provisions, except, if the Company shall so require, the payment of a sum sufficient to cover any tax or other governmental charge or other expenses that may be imposed in relation thereto, will be borne by the Company.

(e) The Company may decline (i) to issue, register the transfer of or exchange any Securities during a period beginning at the opening of business 15 days before the day of the selection for redemption of Securities of like tenor and the same series under Section 11.03 of the Indenture and ending at the close of business on the day of such selection, or (ii) to register the transfer of or exchange any Security so selected for redemption in whole or in part, except in the case of any Security to be redeemed in part, the portion thereof not to be redeemed, (iii) to issue, register the transfer of or exchange any Security which, in accordance with its terms, has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Security not to be so repaid.

9. Trustee. For a description of the duties and the immunities and rights of the Trustee under the Indenture, reference is made to the Indenture, and the obligations of the Trustee to the Holder hereof are subject to such immunities and rights.

10. Paying Agent; Transfer Agent; Registrar; Calculation Agent. The Company hereby initially appoints the Paying Agent, transfer agent, Security Registrar and calculation agent listed at the foot of this Security. The Company may at any time appoint additional or other paying agents, transfer agents, registrars and calculation agents and terminate the appointment thereof; provided that while the Securities are Outstanding the Company will maintain offices or agencies for the payment of principal of and interest (including Additional Amounts) on this Security as herein provided in New York City. Notice of any such termination or appointment and of any change in the office through which any Paying Agent, transfer agent, Security Registrar or calculation agent will act will be promptly given in the manner described in paragraph 12 hereof.

11. Enforcement. Except as provided in Section 5.07 of the Indenture, no Holder of any Security shall have any right by virtue of or by availing itself of any provision of the Indenture or of these terms to institute any suit, action or proceeding in equity or at law upon or under or with respect to the Indenture or of the Securities or for the appointment of a receiver or trustee, or for any other remedy thereunder, unless (a) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities, (b) the Holders of not less than 25% in principal amount of the Securities then Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder and such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, (c) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding, and (d) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by Holders of a majority in principal amount of the Outstanding Securities.

12. Notices. Where the Indenture or the Regulations provides for notice to Holders of any event, such notice shall be sufficiently given to Holders if in writing and mailed, first-class postage prepaid, to each Holder of a Security affected by such event, at his address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In addition to the foregoing, notice of any meeting of Holders of Securities shall be given in accordance with Section 1.04(c) of the Indenture and the Regulations of the Syndicate.

In addition, the Company shall cause any publications of such notices as may be required from time to time by applicable Spanish law.

13. Prescription. All claims made against the Company or the Guarantor for payment of principal of, or interest (including Additional Amounts) on, or in respect of, the Securities shall become void unless made within ten years (in the case of principal) and five years (in the case of interest (including Additional Amounts)) from the later of (a) the date on which such payment first became due and (b) if the full amount payable has not been received by the Trustee in New York City on or prior to such due date, the date on which the full amount is so received.

14. Authentication. This Security shall not become valid or obligatory for any purpose until the certificate of authentication hereon shall have been executed by or on behalf of the Trustee by the manual signature of one of its authorized officers or by the Authenticating Agent.

15. Governing Law; Jurisdiction; Service of Process. (a) This Security shall be governed by and construed under the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in said state, except that the authorization and execution by the Company of the Securities and paragraph 7(a) shall be governed by and construed in accordance with Spanish law. The Regulations of each Syndicate and the duties of and all other matters relating to the Commissioner shall be governed by and construed in accordance with Spanish law.

(b) In the Indenture, each of the Company and the Guarantor has irrevocably submitted to the non-exclusive jurisdiction of any U.S. federal or state court in the Borough of Manhattan, The City of New York, New York over any suit or proceeding arising out of or relating to the Indenture, any Security or the Guarantee. In addition, each of the Company and the Guarantor has irrevocably waived, to the extent it may effectively do so, any objection which it may have now or hereafter to the laying of the venue of any such suit or proceeding brought in such courts. Notwithstanding the foregoing, any suit or proceeding arising out of or relating to the Guarantee may also be brought in the courts of Madrid, Spain.

(c) As long as any of the Securities remains outstanding, each of the Company and the Guarantor will at all times have an authorized agent in New York City upon which process may be served in any suit or proceeding arising out of or relating to the Indenture, the Guarantee or any Security. Service of process upon such agent and written notice of such service mailed or delivered to the Company or the Guarantor shall to the extent permitted by law be deemed in every respect effective service of process upon the Company or the Guarantor, as the case may be, in any such legal action or proceeding. Each of the Company and the Guarantor has appointed Banco Bilbao Vizcaya Argentaria, S.A., New York Branch as its agent for such purpose, and has covenanted and agreed that service of process in any suit or proceeding may be made upon it at the office of such agent at Banco Bilbao Vizcaya Argentaria, S.A., 1345 Avenue of the Americas, 45th Floor, New York, New York, 10105, U.S.A. (or at such other address or at the office of such other authorized agent as the Company or the Guarantor may designate in accordance with Section 1.16 of the Indenture).

16. Defeasance. The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

17. Assumption of the Securities. The Guarantor or any controlled subsidiary of the Guarantor may assume the obligations of the Company under the Securities without the consent of the Holders of the Securities. In the event of any such assumption, all obligations of the Company under the Securities shall immediately be discharged. Any Securities so assumed, except if assumed by the Guarantor, will have the benefit of the Guarantee. In the event of such an assumption, Additional Amounts under the Securities will be payable in respect of taxes imposed by the assuming corporation’s jurisdiction of incorporation or tax residence (subject to exceptions equivalent to those that apply to the obligation to pay Additional Amounts in respect of taxes imposed by the Taxing Jurisdiction or the Guarantee, as the case may be, in respect of taxes imposed by the laws of the Kingdom of Spain) on payments of interest or principal made on or subsequent to the date of such assumption. Additional Amounts with respect to payments of interest or principal due prior to the date of such assumption will be payable only in respect of taxes imposed by the Kingdom of Spain. The Guarantor or the Controlled Subsidiary thereof that assumes the obligations of the Company in such cases will also be entitled to redeem the Securities in the circumstances described in paragraph 3(b) hereof with respect to any change or amendment to, or change in the application or official interpretation of the laws or regulations of such jurisdiction, which change or amendment must occur subsequent to the date of any such assumption if the assuming entity is not incorporated or tax resident in the Kingdom of Spain. In the event of any such assumption, all obligations of the Company under the Securities shall immediately be discharged.

18. Descriptive Headings. The descriptive headings appearing in these terms are for convenience of reference only and shall not alter, limit or define the provisions hereof.

All capitalized terms used in this Security but not otherwise defined herein are used as defined in the Indenture and shall have the meanings assigned to them in the Indenture.

TRUSTEE, PAYING AGENT, TRANSFER AGENT

AND REGISTRAR

Trustee

The Bank of New York Mellon

101 Barclay Street

New York, New York 10286

and

The Bank of New York Mellon London Branch

One Canada Square,

London E14 5AL

United Kingdom

Paying Agent, Transfer Agent and Security Registrar

The Bank of New York Mellon

101 Barclay Street

New York, New York 10286

and

The Bank of New York Mellon London Branch

One Canada Square,

London E14 5AL

United Kingdom

Calculation Agent

The Bank of New York Mellon London Branch

One Canada Square,

London E14 5AL

United Kingdom

GUARANTEE

THIS GUARANTEE is made on May 18, 2011 by Banco Bilbao Vizcaya Argentaria, S.A. (the “Guarantor”, which term includes any successor corporation under the Indenture referred to in the Security upon which this Guarantee is endorsed) in favor of the Holder of the Security upon which this Guarantee is endorsed (“this Security”). This Guarantee is issued subject to the provisions of the Indenture dated June 28, 2010 among BBVA U.S. Senior, S.A. Unipersonal, the Guarantor and The Bank of New York Mellon, as trustee, as supplemented from time to time (the “Indenture”), and each Holder of this Security, by accepting the same, agrees to and shall be bound by such provisions. Terms not otherwise defined herein shall have the meanings assigned to them in the Indenture.

(a) Guarantee. The Guarantor irrevocably and unconditionally guarantees to each Holder of this Security, and to the Trustee on behalf of each such Holder, that, if for any reason, the Company does not pay any sum payable by it to such Holder in respect of this Security as specified in this Security (including any principal of (and premium, if any) and interest on this Security, payments to sinking funds (if applicable), Additional Amounts or any other amounts of whatever nature which may become payable under any of the foregoing or under the Indenture) as and when the same shall become due under any of the foregoing, the Guarantor will pay to such Holder, or to the Trustee for the account of such Holder, on demand the amount payable by the Company to such Holder.

(b) Guarantor as Principal Debtor. Without affecting the Company’s obligations, the Guarantor will be liable under this Guarantee as if it were the sole principal debtor and not merely a surety. Accordingly, it will not be discharged, nor will its liability be affected, by anything which would not discharge it or affect its liability if it were the sole principal debtor (including (i) any time, indulgence, waiver or consent at any time given to the Company or any other person, (ii) any amendment to any of the Security, the Indenture or to any security or other guarantee or indemnity, (iii) the making or absence of any demand on the Company or any other person for payment, (iv) the enforcement or absence of enforcement of any of the Security, the Indenture or of any security or other guarantee or indemnity, (v) the release of any such security, guarantee or indemnity, (vi) the dissolution, amalgamation, reconstruction, merger or reorganization of the Company or any other Person, (vii) the sale or conveyance of the property of the Company or the Guarantor as an entirety or substantially as an entirety to any other Person or (viii) the illegality, invalidity or unenforceability of or any defect in any provision of any of the Security or the Indenture or any of the Company’s obligations under any of them).

(c) Guarantor’s Obligations Continuing. The Guarantor’s obligations under this Guarantee are and will remain in full force and effect by way of continuing security until no sum remains payable under any Security or the Indenture. Furthermore, these obligations of the Guarantor are complementary to, and not instead of, any security or other guarantee or indemnity at any time existing in favor of a Holder, whether from the Guarantor or otherwise. The Guarantor irrevocably waives all notices and demands whatsoever, as well as diligence, presentment, demand of payment, filing of claims with a court in the event of merger of bankruptcy of the Company, protest and any right to require a proceeding first against the Company.

(d) Repayment to the Company. If any payment received by a Holder is, on the subsequent liquidation or insolvency of the Company, avoided under any laws relating to liquidation or insolvency, such payment will not be considered as having discharged or diminished the liability of the Guarantor and this Guarantee will continue to apply as if such payment had at all times remained owing by the Company.

(e) Indemnity. As a separate and alternative stipulation, the Guarantor unconditionally and irrevocably agrees that any sum expressed to be payable by the Company under this Security or the Indenture but which is for any reason (whether or not now known or becoming known to the Company, the Guarantor or any Holder) not recoverable from the Guarantor on the basis of a guarantee will nevertheless be recoverable from it as if it were the sole principal debtor and will be paid by it to the Holder on demand. This indemnity constitutes a separate and independent obligation from the other obligations in this Guarantee, gives rise to a separate and independent cause of action and will apply irrespective of any indulgence granted by any Holder.

(f) Status of Guarantee. The payment obligations of the Guarantor under this Guarantee constitute direct, unconditional and unsecured obligations of the Guarantor and will at all times rank pari passu among themselves and pari passu with all other unsecured and unsubordinated obligations of the Guarantor.

(g) Withholding or Deduction. All payments by the Guarantor under this Guarantee shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature (“Taxes”) imposed or levied by or on behalf of the Kingdom of Spain, or any political sub-division thereof or any authority therein or thereof having power to tax, unless the withholding or deduction of the Taxes is required by law. In that event, the Guarantor will pay such Additional Amounts as may be necessary in order that the net amounts received by each Holder after such withholding or deduction shall equal the respective amounts which would have been received by them in the absence of the withholding or deduction; except that no additional amounts shall be payable with respect to any Security:

(i) to, or to a third party on behalf of, a Holder who is liable for such Taxes by reason of such Holder (or the beneficial owner of the Security for whose benefit such Holder holds such Security) having some connection with the Kingdom of Spain other than the mere holding of the Security or the mere crediting of the Security to its securities account with the relevant Depository; or

(ii) in the case of a Security presented for payment (where presentation is required) more than 30 days after the Relevant Date (as defined below) except to the extent that a Holder would have been entitled to additional amounts on presenting the same for payment on such thirtieth day assuming that day to have been a business day in such place of presentment; or

(iii) to, or to a third party on behalf of, a Holder in respect of whom the Company or the Guarantor (or the Paying Agent on its behalf) has not received all details concerning such holder’s identity and tax residence as it requires in order to comply with Spanish Law 13/1985 of 25 May 1985, as amended, by Law 19/2003, of 4th July and Law 23/2005, of 18 November and Law 4/2008 of 23 December) and any implementing legislation or regulation, no later than 10.00 a.m. (CET) on the 10th calendar day of the month following the relevant date upon which the payment was due (or if such date is not a day on which commercial banks are open for general business in Spain, the immediately preceding such date); or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive or law; or

(v) in respect of any Security presented for payment (where presentation is required) by or on behalf of a Holder who would have been able to avoid such withholding or deduction by presenting the relevant Security to another Paying Agent in a Member State of the European Union.

Additional amounts will also not be paid with respect to any payment to a Holder who is a fiduciary, a partnership, a limited liability company or other than the sole beneficial owner of that payment, to the extent that payment would be required by the laws of Spain (or any political subdivision thereof) to be included in the income, for Spanish tax purposes, of a beneficiary or settlor with respect to the fiduciary, a member of that partnership, an interest holder in that limited liability company or a beneficial owner who would not have been entitled to the additional amounts had it been the Holder.

For the purposes of (ii) above, the “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the Paying Agent on or prior to such due date, it means the first date on which the full amount of such moneys having been so received and being available for payment to Holders, notice to that effect shall have been duly given to the Holders in accordance with this Indenture.

(h) Power to Execute. The Guarantor hereby warrants, represents and covenants with the Holder of this Security that it has all corporate power, and has taken all necessary corporate or other steps, to enable it to execute, deliver and perform this Guarantee, and that this Guarantee constitutes a legal, valid and binding obligation of the Guarantor enforceable in accordance with its terms.

(i) Subrogation. The Guarantor shall be subrogated to all rights of the Holder of this Security against the Company in respect of any amounts paid to such Holder by the Guarantor pursuant to the provisions of this Guarantee; provided, however, that the Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the principal of, any premium and interest on (including Additional Amounts, if any, on) and all other amounts which may be payable under this Security shall have been paid in full.

(j) Governing Law and Submission to Jurisdiction. This Guarantee is governed by, and shall be construed in accordance with, Spanish law.

The Guarantor irrevocably agrees for the benefit of each Holder that the courts of Madrid, Spain, are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Guarantee and that accordingly any suit, action or proceedings arising out of or in connection with this Guarantee (together referred to as “Proceedings”) may be brought in the courts of Madrid, Spain. Notwithstanding the foregoing, any Proceeding may also be brought in any U.S. federal or state court in the Borough of Manhattan, The City of New York, New York.

The Guarantor irrevocably waives any objection which it may have now or hereafter to the laying of the venue of any Proceedings in the courts of Madrid, Spain, and irrevocably agrees that a final judgment in any Proceedings brought in the courts of Madrid, Spain, shall be conclusive and binding upon the Guarantor and may be enforced in the courts of any other jurisdiction. Nothing contained in this Clause shall limit any right to take Proceedings against the Guarantor in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not.

IN WITNESS WHEREOF, this Guarantee has been manually executed on behalf of the Guarantor.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:
Name: Pedro M. Urresti Laca
Address:
Date:

Exhibit 5.1

New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 91 768 9600 tel Paseo de la Castellana, 41 91 768 9700 fax 28046 Madrid

May 18, 2011

BBVA U.S. Senior, S.A. Unipersonal

Paseo de la Castellana, 81

28046 Madrid

Spain

Banco Bilbao Vizcaya Argentaria, S.A.

Paseo de la Castellana, 81

28046 Madrid

Spain

Ladies and Gentlemen:

We are acting as special United States counsel to BBVA U.S. Senior, S.A. Unipersonal, a limited liability company (sociedad anónima) organized under the laws of Spain (the “Company”), and Banco Bilbao Vizcaya Argentaria, S.A., a limited liability company (sociedad anónima) organized under the laws of Spain, as guarantor (the “Guarantor”), in connection with the Registration Statement on Form F-3 (the “Registration Statement”) filed by the Company and the Guarantor with the United States Securities and Exchange Commission (File No. 333-167820) pursuant to the United States Securities Act of 1933, as amended (the “Securities Act”), and the prospectus supplement dated May 11, 2011 (the “Prospectus Supplement”) relating to $1,000,000,000 aggregate principal amount of the Company’s Fixed Rate Senior Notes due 2014 and $600,000,000 aggregate principal amount of the Company’s Floating Rate Senior Notes due 2014 (together, the “Notes”), each guaranteed by the Guarantor (the “Guarantees” and, together with the Notes, the “Securities”). The Securities are to be issued pursuant to the provisions of the Indenture dated as of June 28, 2010 (the “Indenture”, and together with the Securities, the “Documents”) among the Company, the Guarantor and The Bank of New York Mellon, as trustee (the “Trustee”).

We have examined the originals or copies certified or otherwise identified to our satisfaction of such corporate records of the Company and the Guarantor and such other documents and certificates as we have deemed necessary as a basis for the opinions hereinafter expressed.

Based upon and subject to the foregoing, we are of the opinion that:

BBVA U.S. Senior, S.A. Unipersonal
Banco Bilbao Vizcaya Argentaria, S.A.	2	May 18, 2011

(1)	Assuming that the Indenture has been duly authorized, executed and delivered by the Company and the Guarantor insofar as Spanish law is concerned, the Indenture has been duly executed and delivered by the Company and the Guarantor, and assuming due authorization, execution and delivery of the Indenture by the Trustee and that each of the Trustee, the Company and the Guarantor has full power, authority and legal right to enter into and perform its obligations thereunder, the Indenture constitutes a valid and binding agreement of the Company and the Guarantor, enforceable against the Company and the Guarantor in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, provided that we express no opinion as to (x) the enforceability of any waiver of rights under any usury or stay law and (y) any provisions of the Indenture that are expressed to be governed by Spanish law; and

(2)	Assuming that the Notes have been duly authorized, executed and delivered by the Company insofar as Spanish law is concerned, the Notes (other than the terms governed by Spanish law, as to which we express no opinion), when the Notes are authenticated in accordance with the terms of the Indenture and the Notes are delivered and paid for in accordance with the terms of the underwriting agreement dated May 11, 2011 among the Company, the Guarantor and the several underwriters named in Schedule I thereto, will be valid and binding obligations of the Company entitled to the benefits of the Indenture, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, provided that we express no opinion as to (x) the enforceability of any waiver of rights under any usury or stay law and (y) any provisions of the Notes or the Indenture that are expressed to be governed by Spanish law.

In connection with the opinions expressed above, we have assumed that, each party to the Documents has been duly incorporated and is validly existing under the laws of the jurisdiction of its organization. In addition, we have assumed that (i) the execution, delivery and performance by each party thereto of the Documents (a) are within its corporate powers, (b) do not contravene, or constitute a default under, the certificate of incorporation or bylaws or other constitutive documents of such party, (c) require no action by or in respect of, or filing with, any governmental body, agency or official and (d) do not contravene, or constitute a default under, any provision of applicable law, public policy or regulation or any judgment, injunction, order or decree or any agreement or other instrument binding upon such party, provided that we make no such assumption to the extent that we have specifically opined as to such matters with respect to the Company and the Guarantor; and (ii) each Document is a valid, binding and enforceable agreement of each party thereto (other than as expressly covered above in respect of the Company and the Guarantor).

We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York and the federal laws of the United States.

BBVA U.S. Senior, S.A. Unipersonal
Banco Bilbao Vizcaya Argentaria, S.A.	3	May 18, 2011

We hereby consent to the use of our name under the captions “Validity of the Securities” in each of the prospectus dated June 28, 2010 and the Prospectus Supplement, each of which forms part of the Registration Statement, and to the filing, as an exhibit to the Registration Statement, of this opinion. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act. In addition, we consent to the incorporation by reference of this opinion and consent into a registration statement filed pursuant to Rule 462(b) under the Securities Act.

Very truly yours,

/s/ Davis Polk & Wardwell LLP

Exhibit 5.2

[Letterhead of J&A Garrigues, S.L.P.]

May 18th, 2011

To:	Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicolás, 4
48005 Bilbao
Spain

BBVA U.S. Senior, S.A. Unipersonal
Gran Vía, 1
48005 Bilbao
Spain

Ref:	$, 1,000,000,000 Fixed Rate Senior Notes due 2014
$ 600,000,000 Floating Rate Senior Notes due 2014
Guaranteed by Banco Bilbao Vizcaya Argentaria, S.A.

Dear Sirs,

We have acted as special Spanish Legal counsel for BBVA U.S. Senior, S.A. Unipersonal (hereinafter the “Issuer” or “BBVA U.S. Senior”) and Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, “BBVA” or the “Guarantor) for purposes among others, of issuing a legal opinion addressed to you in connection with the issuance by the Issuer of $ 1,000,000,000 aggregate principal amount of its Fixed Rate Senior Notes due 2014 (the “Fixed Rate Notes”) and $600,000,000 aggregate principal amount of its Floating Rate Senior Notes due, 2014 (the “Floating Rate Notes” and together with the Fixed Rate Notes, the “Notes”) guaranteed by the Guarantor to the extent provided in two guarantees issued by the Guarantor, dated 18 May, 2011 (the “Guarantees” and, together with the Notes, the “Securities”). The Notes will be issued pursuant to the provisions of the Senior Debt Indenture dated as of 28 June, 2010 (the “Indenture”) between the Issuer, the Guarantor and The Bank of New York Mellon, as trustee (the “Senior Debt Trustee”).

1.	SCOPE

1.1	Documents examined

For the purposes of issuing this legal opinion, we have reviewed and examined originals or copies certified or otherwise identified to our satisfaction, of such records of BBVA and BBVA U.S. Senior and such other documents and certificates, and made such inquiries with officers of BBVA and BBVA U.S. Senior as we have deemed necessary as a basis for the opinions hereinafter expressed. In particular, we have reviewed and examined copies of the following documents:

1.	A copy of the Indenture;

May 18th, 2011

2.	A copy of the Securities;

3.	A copy of the executed deed of issuance of the Fixed Rate Notes dated 13 May 2011 by the Issuer (the “Fixed Rate Notes Deed”);

4.	A copy of the executed deed of issuance of the Floating Rate Notes dated 13 May 2011 by the Issuer (the “Floating Rate Notes Deed” and together with the Fixed Rate Notes Deed, the “Deeds”);

The Indenture and the Securities will be hereinafter collectively referred to as the “Documents”.

5.	A photocopy of the deed of incorporation of the Issuer granted on 22 February 2006 before the Notary Public of Madrid Mr. Carlos Rives Gracia with the number 619 of his official records;

6.	A copy of the by-laws of each of the Issuer and the Guarantor (the “By-Laws”);

7.	A copy of the certification issued by the Secretary of the Board of Directors of BBVA U.S. Senior, S.A. Unipersonal including the resolutions passed by the Sole Shareholder and the Board of Directors of such company on 21 June 2010;

8.	A copy of the registration statement (file no. 333-167820) filed with the Securities and Exchange Commission on 28 June 2010 (the “Registration Statement”);

9.	A copy of the Prospectus Supplement filed with the Securities and Exchange Commission on 13 May 2011 (the “Prospectus Supplement”);

10.	A copy of the certification issued by the Secretary of the Board of Directors of the Guarantor including the resolutions passed by the Shareholders Meetings on 18 March 2006, 16 March 2007, 14 March 2008 and 13 March 2009 and the Board of Directors of such company on 25 May 2010;

11.	A copy of the public deed of execution of the powers of attorney granted by BBVA U.S. Senior, S.A. Unipersonal, to Juan Isusi Garteiz Gogeascoa under the deed executed on 30 March 2008 before the Notary Public Mr. Carlos Rives García with the number 1,744 of his official records duly registered with the Mercantile Register; and

May 18th, 2011

12.	A copy of the public deed of execution of the powers of attorney granted by the Guarantor.

13.	A digital copy of the data filed at the Registro Mercatil de Vizcaya as of 11 April 2011, about the Issuer.

14.	A copy of the Bank of Spain’s número de operación financiera (N.O.F.) in relation with the Fixed Rate Notes.

15.	A copy of the Bank of Spain’s número de operación financiera (N.O.F.) in relation with the Floating Rate Notes.

16.	Searches dated 17 May 2011 for the Issuer and the Guarantor on the website of the registers of the Bank of Spain, on the CNMV website and on the online Public Register of Insolvency Decisions (www.publicidadconcursal.es).

1.2	Limitations

a)	Our opinion is limited in all respects to the laws of Spain in force as of the date hereof.

b)	We do not express any opinion on the laws of any jurisdiction other than Spain, on public international law or on the rules of or promulgated under or by any treaty organization.

c)	Except where otherwise expressly stated in this opinion, we have not made any independent verification of any factual matters disclosed to us in the course of our examination for the purposes of rendering this opinion. We have relied as to factual matters on the documents and the information furnished to us by BBVA and BBVA U.S. Senior.

2.	ASSUMPTIONS

On issuing this opinion we have assumed that:

a)

All signatures and initials appearing in all documents examined in the course of our examination are genuine and such signatures are the signatures of the persons purported to have signed such documents; all documents submitted to us in the course of our examination as originals are authentic and complete and all documents submitted to us in the course of our examination as copies conform with authentic originals and are complete; and all documents

May 18th, 2011

examined in the course of our examination and dated prior to the date of this opinion remain in effect and unamended as of that date;

b)	That BBVA and BBVA U.S. Senior have submitted to us all their relevant corporate records and proceedings, that such records and proceedings are truthful transcriptions of the resolutions passed and that they are validly executed, convened and held;

c)	All information regarding matters of fact rendered to us by BBVA and BBVA U.S. Senior as well as (when appropriate) by governmental officials or public registries, is accurate and complete;

d)	There is nothing under any law (other than the laws of Spain) that affects our opinion; in particular, we assume all necessary compliance with applicable laws of the United States of America and the several States thereof;

e)	The absence of fraud and the presence of good faith on the part of BBVA and BBVA U.S. Senior;

f)	That parties other than BBVA and BBVA U.S. Senior have the corporate power to enter into and perform as provided for under the Documents and have taken all respective and necessary corporate action to authorize the execution, delivery and performance of the Documents, and are valid and legal obligations binding on the parties thereto (except for BBVA and BBVA U.S. Senior) (and are not subject to avoidance by any person) under all applicable laws and in all applicable jurisdictions (other than the laws of Spain) and insofar as any of such Documents and other documents falls to be performed in any jurisdiction other than Spain its performance will not be illegal or ineffective by virtue of the laws of that jurisdiction;

g)	That the individuals that execute the Documents other than individuals from BBVA and BBVA U.S. Senior have the power, and have been authorized by all necessary corporate action, to execute and deliver the Documents;

h)	That the representation and warranties (other than any representation and warranties as to matters of law which we are expressing opinion herein) given by each of the parties to the Documents and any ancillary certificate or confirmation are in each case true, accurate and complete in all respects;

i)	Without having made any investigation that the Documents, governed by the laws of the State of New York, and any other applicable laws other than the laws of Spain, constitutes legal, valid, binding and enforceable obligations to the respective parties thereto under such laws;

May 18th, 2011

j)	That there are no contractual or similar restrictions binding on any person which would affect the conclusions of this opinion resulting from any agreement or arrangement not being a document specifically examined by us for the purposes of this opinion and there are no arrangements between any of the parties to the documents which modify or supersede any of the terms thereof (it being understood that we are not aware of the existence of any such agreement or arrangement);

k)	that insofar as any obligation under the documents examined falls to be performed in, or is otherwise subject to, any jurisdiction other than the Kingdom of Spain, their performance will not be illegal or ineffective by virtue of any law of, or contrary to public policy in, that jurisdiction;

l)	That the Documents are legally binding, valid and enforceable obligations for all of the parties thereto other than BBVA and BBVA U.S. Senior; and

m)	That the Registration Statement, the Preliminary Prospectus Supplement and the Prospectus Supplement, have been filed with the Commission.

3.	OPINION

Based upon and subject to the scope and limitations, assumptions and qualifications set forth herein and subject to any documents or events not disclosed to us in the course of our examination, we are of the opinion that:

a)	The Issuer and the Guarantor are each a limited liability company (“Sociedad Anónima”) duly incorporated and validly existing under the laws of the Kingdom of Spain and have full power and capacity to enter into the Documents and to undertake and perform their respective obligations established thereunder.

b)	The Issuer and the Guarantor have all requisite power and authority to enter into and perform their respective obligations under the Documents and have taken all necessary actions to approve and authorize their delivery and performance.

c)	The Documents have been duly authorized, executed and delivered by the Issuer and the Guarantor, as applicable, and constitute legal, valid, binding and enforceable obligations of the Issuer and the Guarantor, enforceable against the Issuer and the Guarantor, as applicable, in accordance with their terms, are in appropriate form to be admissible in evidence in the Courts of the Kingdom of Spain and contain no material provision that is contrary to law or public policy in the Kingdom of Spain.

May 18th, 2011

d)	Each of the individuals signing the Documents, in the name and on behalf of the Issuer and the Guarantor, was, at the time of execution of the relevant Document, duly empowered to act in the name and on behalf of the Issuer or the Guarantor, respectively.

e)	Save for obtaining from the Bank of Spain the número de operación financiera (N.O.F.), which has been obtained for each of the Notes, and the registration of each of the Deeds (Escritura de Emisión) with the Mercantile Registry and the publication of the announcements in the official gazette of the Mercantile Registry (BORME), which have taken place, no other consents, approvals, authorizations, orders, regulations, qualifications or clearances of or with any court or governmental agency or regulatory body in Spain having jurisdiction over the Issuer or the Guarantor and its subsidiaries or any of their properties or of any stock exchange authorities in Spain is required for the (i) valid authorization, execution, delivery and performance by the Issuer and the Guarantor of their respective obligations under the Documents, the Deeds and the issuance, delivery and sale of Securities (subject to the selling restrictions in Spain contained in the Securities itself), (ii) the issuance and delivery of the Securities or to effect distributions and all other payments in United States dollars on the Securities or (iii) for the consummation of the other transactions by the Issuer and the Guarantor.

f)	The execution and delivery of the Documents and the performance with all of the Issuer and/or (as the case may be) the Guarantor’s respective obligations arising thereunder and the consummation of the transactions therein contemplated and compliance with the terms thereof do not conflict with or result in a breach of:

(a)	Any provision of the By-Laws;

(b)	Any present law or regulation of Spain;

(c)	Any judicial or administrative order binding on the Issuer or Guarantor or its assets of which we are aware taking into account that no review or investigation on this subject has been performed;

(d)	The principles of public policy (“orden público”) as these are construed in Spain as of the date of this opinion.

g)	The Spanish courts will give effect to the choice of the State of New York as the governing law of the aspects expressly stated into the Documents subject to the terms and conditions of Regulation (EC) No 593/2008 of the European Parliament and of the Council of 17 June 2008 on the law applicable to contractual obligations (Rome I).

May 18th, 2011

h)	The Issuer and the Guarantor, as the case may be, can sue and be sued in its own name, and under the laws of Spain the irrevocable submission of the Issuer and the Guarantor to the non-exclusive jurisdiction of the state and Federal courts in the Borough of Manhattan, The City of New York, New York (each a “New York court”), and the waiver by the Issuer and the Guarantor of any objection to the venue of a proceeding in a New York court are legal, valid and binding; and service of process effected in the manner set forth in the Indenture and the Notes, assuming their validity under New York law, will be effective, insofar as Spanish law is concerned, to confer valid personal jurisdiction over the Issuer and the Guarantor, as the case may be, before a New York court.

i)	A judgment duly obtained in the courts of New York in connection with the Documents will be recognized and enforceable, under the laws of Spain, against the Issuer or the Guarantor by the courts of Spain without a retrial or re-examination of the matters thereby adjudicated. The judicial courts of Spain will recognize and enforce, without re-examination of the merits of the case, as a valid judgment, any final judgment obtained against the Issuer or the Guarantor in respect of the Documents, subject to full compliance with the requirements set forth in the international treaties that may be applicable from time to time and, as the case may be, Spanish Procedural Law. For the recognition and enforcement in Spain of a judgment or decision with executive force rendered by said courts, it will have to be submitted to the exequatur procedure, for which purpose the following requirements under Spanish Procedural Law must be met: (i) the decision to be enforced must have been rendered as the result of the bringing of a personal action; (ii) the judgment must be final, sworn-translated into Spanish and apostilled, as the document to be enforced must meet the requirements for it to be considered authentic in the country where it was rendered and the requirements demanded by Spanish law for it to be considered sufficient evidence of the corresponding judgment or decision in Spain; (iii) the judgment shall not be contrary to Spanish public policy, it should not have been rendered in default, and the obligation whose performance is demanded must be lawful in Spain; (iv) there shall not be a judgment rendered between the same parties and for the same cause of action in Spain or in another country provided that in this latter case the judgment has been recognized in Spain; (v) where rendering the Judgment, the courts rendering it must have not infringed an exclusive ground of jurisdiction provided for in Spanish law or have based their jurisdiction on exorbitant grounds; and (vi) the rights of defense of the defendant should have been protected where rendering the Foreign Judgment, including but not limited to a proper service of process carried out with sufficient time for the defendant to prepare its defense.

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4.	QUALIFICATIONS

This opinion is subject to the following qualification:

a)	Our opinion is subject to the effect of any applicable bankruptcy, temporary receivership, insolvency, reorganization, moratorium or any process affecting creditors rights generally, as well as to any principles of public policy (“orden público”).

It should be noted that according to sections 12.3 (related to the non application of foreign laws contrary to public policy) and 12.4 of the Spanish Civil Code (whereby fraud of law will be considered when a conflict of law rule is used for the purpose of avoiding the application of a mandatory Spanish law) and related legislation, the laws other than those of Spain would not be applied by Spanish courts if submission to such laws is deemed to have been made in order to avoid the application of mandatory Spanish laws, or to be contrary to public policy.

b)	The term “enforceable” means that the obligations assumed by the relevant party are of a type that the Spanish courts would enforce and it does not mean that those obligations will be necessarily enforced in all circumstances in accordance with their terms.

c)	Spanish law precludes the validity and performance of contractual obligations to be left at the discretion of one of the contracting parties. Therefore, a Spanish court may not uphold or enforce terms and conditions giving discretionary authority to one of the parties.

d)	A Spanish court might not enforce any provision which requires any party thereto to pay any amounts on the grounds that such provision is a penalty within the meaning of Articles 1152 et seq. of the Spanish Civil Code, which the court would consider said amounts obviously excessive as a pre-estimate of damages, in case of partial or non-regular compliance of the debtor. In this event, the Spanish court may reduce the amount of damages, pursuant to Article 1154 of the Spanish Civil Code.

e)

Enforcement may be limited by the general principle of good faith; Spanish courts may not grant enforcement in the event that they deem that a right has not been exercised in good faith or that it has been exercised in abuse of right (“abuso de derecho”). Likewise and pursuant to article 6.4 of the Spanish Civil Code, acts carried out in accordance with the terms of a legal provision whenever said acts seek a result which is forbidden by or contrary to law, shall be deemed to have been executed in circumvention of law (“fraude de

May 18th, 2011

ley”) and the provisions whose application was intended to be avoided shall apply.

f)	Pursuant to the general principles of Spanish Civil Procedural Law, the rules of evidence in any judiciary proceeding cannot be modified by agreement of the parties, and consequently, any provision of any agreement by which determinations made by the parties are to be deemed conclusive in the absence of error would not necessarily be upheld by a Spanish court.

g)	Pursuant to Section 55 of the Spanish Civil Procedural Law, the parties to an agreement must clearly submit to one judge or court of jurisdiction. On the basis of Section 57 of the former 1,881 Civil Procedural Law, corresponding to Section 55 of the current Civil Procedural Law, the Supreme Court has considered that non-exclusive jurisdiction clauses are not enforceable under Spanish law.

h)	Spanish courts have exclusive jurisdiction, inter alia, with respect to matters relating to the incorporation, validity, nullity and dissolution of companies or legal entities domiciled in the Spanish territory, and to any decisions and resolutions of their corporate bodies, as well as with respect to the validity or nullity of any recordings with a Spanish register, and the recognition and enforcement in Spain of any judgment or arbitration award obtained in a foreign country.

i)	Claims may be or become subject to defenses of set-off or counter-claim.

j)	A waiver of all defenses to any proceedings may not be enforceable.

k)	The admissibility as evidence before Spanish courts and authorities of any document that is not in the Spanish language requires its translation into Spanish. An official translation, made by a recognized Spanish official translator, may be required.

l)	The ability to terminate an agreement is subject to judiciary review and the Spanish courts may provide for a different remedy for the non-defaulting party.

m)	Enforcement of clauses providing for specific performance of an obligation may be replaced by Spanish courts with a monetary compensation.

n)

Some of the legal concepts are described in English terms and not in their original terms. Such concepts may not be exactly similar to the concepts described in English terms. This opinion may, therefore, only be relied upon

May 18th, 2011

with the express qualification that any issues of interpretation of legal concepts arising hereunder will be governed by Spanish law.

*         *        *

This opinion is being furnished by us, as Spanish counsel to BBVA and BBVA U.S. Senior to you as a supporting document in connection with the above referenced Registration Statement.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the caption “Validity of the Securities” contained in the Prospectus Supplement and in the Prospectus included in the Registration Statement. By so consenting, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Yours faithfully,

/s/ Gonzalo Garcia-Fuertes

J&A Garrigues, S.L.P.

Exhibit 99.1

TAX CERTIFICATION AGENCY AGREEMENT

Between

BBVA U.S. SENIOR, S.A. UNIPERSONAL

as Issuer

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

as Guarantor

and

ACUPAY SYSTEM LLC

as Tax Certification Agent

May 18, 2011

2

THIS TAX CERTIFICATION AGENCY AGREEMENT (the Agreement) is made on May 18, 2011

AMONG:

(1)	BBVA U.S. SENIOR, S.A. UNIPERSONAL, a company with unlimited duration and with limited liability under the laws of Spain (sociedad anónima) (the Issuer);

(2)	BANCO BILBAO VIZCAYA ARGENTARIA, S.A., a company with unlimited duration and with limited liability under the laws of Spain (sociedad anónima) (the Guarantor); and

(3)	ACUPAY SYSTEM LLC, a New York limited liability company operating through its principal office in New York, USA and also through a branch office in London, UK (the Tax Certification Agent or Acupay).

WHEREAS:

(A)	The Issuer and the Guarantor have filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission on June 28, 2010, pursuant to which the Issuer may, from time to time, issue notes, in one or more series, guaranteed by the Guarantor (the Notes) under an indenture dated as of June 28, 2010 (the Indenture) among the Issuer, the Guarantor and The Bank of New York Mellon, a New York banking corporation, as trustee, paying agent and calculation agent (the Paying Agent). The Notes, of any series, will be issued pursuant to the resolution adopted by the sole shareholder of the Issuer and the resolutions of the board of directors of the Issuer, and by virtue of a public deed of issuance executed and registered with the Mercantile Registry of Vizcaya (a Public Deed of Issuance).

(B)	The Notes will be unconditionally and irrevocably guaranteed as to payment of principal and interest by the Guarantor.

(C)	The Issuer and Guarantor wish to appoint the Tax Certification Agent to act as such in connection with the issuance of Notes upon the terms and subject to the terms and conditions set forth herein.

(D)	All things have been, and will be, done necessary to make the Guarantees, as executed and delivered by the Guarantor, the legal, valid and binding obligations of the Guarantor.

All things have been, and will be, done necessary to make the Notes, as executed and delivered by the Issuer and authenticated and delivered as provided in the Indenture, the legal, valid and binding obligations of the Issuer.

(E)	The Issuer may issue additional series of notes or other debt securities (the Additional Notes) from time to time pursuant to the Indenture or otherwise and the Guarantor may guarantee such Additional Notes.

(F)	The Issuer and the Guarantor may wish to appoint the Tax Certification Agent to act as such for the issuance of Additional Notes, and the Tax Certification Agent may agree to act as such, upon the terms and subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto agree as follows:

1.	DEFINITIONS

Terms used but not defined herein shall bear the meanings ascribed to them in the Indenture.

2.	APPOINTMENT OF THE TAX CERTIFICATION AGENT

The Issuer and the Guarantor hereby appoint the Tax Certification Agent as their agent in respect of the Notes upon the terms and subject to the conditions set forth herein, and the Tax Certification Agent hereby accepts such appointment. The Tax Certification Agent and any successor of such agent appointed in accordance with Clause 4 hereof are herein referred to as if appointed hereunder. The Tax Certification Agent shall have the powers and authority granted to and conferred upon the Tax Certification Agent in this Agreement and such further powers and authority to act on behalf of the Issuer and Guarantor as may be mutually agreed upon in writing by the Issuer, the Guarantor and the Tax Certification Agent. All of the terms and provisions with respect to such powers and authority are and will be, as the case may be, subject to and governed by the terms and provisions hereof. Subject to the terms hereof, the Issuer and the Guarantor appoint the Tax Certification Agent as agent for the purpose of (i) performing the duties specified in this Agreement (including Annexes A, B and C hereto) and (ii) in connection therewith, liaising with DTC, Euroclear and other custodial entities in the manner envisaged by the procedures agreed from time to time between the Tax Certification Agent and DTC, Euroclear or other custodial entities (the Procedures). Unless its appointment is terminated earlier in accordance with this Agreement, the term of the Tax Certification Agent’s appointment shall be until the date on which no Note remains outstanding; provided, however, that the reporting and support services to be provided by the Tax Certification Agent will continue to be delivered until the earlier of January 31, 2015 and January 31 of the year following that on which the last Note ceases to be outstanding as the Tax Certification Agent will be responsible for supplying the Issuer’s tax experts with all reasonable support (including all appropriate computerized data files) to permit the Issuer to make its annual information returns with respect to interest payments on the Notes and original issue discount (OID) income paid (if any) (collectively, the Payments) as such annual returns must be submitted to the Spanish tax authorities during the month of January of each year with respect to Payments made during the previous year.

The Tax Certification Agent represents and warrants to the Issuer (which representation and warranty shall continue during the term of the Tax Certification Agent’s appointment hereunder and shall survive payment at maturity of the Notes) that: (i) the description of the Tax Certification Agent’s tax certification procedures and related matters contained in Annexes A, B and C to each of the Prospectus Supplement dated May 11, 2011 is true, complete and correct in all material respects; and (ii) without limiting the generality of clause (i), in the absence of force majeure or other condition beyond the reasonable control of the Tax Certification Agent, the Tax Certification Agent’s system will process the inputs and produce the outputs referenced in said Annexes A, B and C.

The appointment of the Tax Certification Agent in respect of any Additional Notes shall be made pursuant to a letter of appointment substantially in the form of Part IV of Annex D hereto (the Letter of Appointment) which shall identify the fees payable and the period of the appointment and shall become effective when countersigned by the Tax Certification Agent.

3.	CONDITIONS OF THE TAX CERTIFICATION AGENT’S OBLIGATIONS

The Tax Certification Agent accepts its appointment hereunder and its obligations herein, subject to the following conditions:

(a)	Compensation and Liability of the Tax Certification Agent; Indemnity

The compensation to be paid to the Tax Certification Agent to act as the agent of the Issuer and of the Guarantor pursuant to this Agreement is set out in Annex D hereto. The Issuer hereby agrees to indemnify the Tax Certification Agent, for, and to hold it harmless against, any loss, liability, action, suit, judgment, demand, damage, cost or expense, including claims for the payment of interest or OID income (if any), or the loss of the use of funds withheld with respect to any interest payment or OID income paid (if any), advertising, telex and postage expenses, properly incurred without negligence, wilful deceit or bad faith on the part of the Tax Certification Agent arising out of or that are in any way related to this Agreement or any Note in connection with its acting as Tax Certification Agent hereunder and the performance of the duties set out in this Agreement (including Annexes A, B and C hereto). The Tax Certification Agent shall be protected and shall incur no liability for or in respect of any action taken or omitted to be taken or thing suffered in reliance upon any notice, direction, consent, certificate, affidavit, statement, telex, electronic file, electronic report, facsimile or other paper or document reasonably believed, in good faith and without negligence, to be genuine and to have been presented, signed or sent by the Paying Agent, beneficial owners of the Notes, their custodians, clearing systems and clearing system participants, or the Issuer or the Guarantor. In case any action shall be brought against the Tax Certification Agent in respect of which recovery may be sought from the Issuer under this Clause 3(a), the Tax Certification Agent shall promptly notify the Issuer in writing. In no case shall the Issuer be liable under this indemnity with respect to any claim against the Tax Certification Agent unless the Issuer shall be so notified by the Tax Certification Agent in accordance with Clause 5 hereof of the written assertion of a claim against the Tax Certification Agent or of any other action commenced against it, promptly after the Tax Certification Agent shall have received any such written assertion or notice of commencement of action. The Issuer may participate at its own expense in the defense of any action, and if the Issuer so elects, the Issuer may assume the defense of any pending or threatened action against the Tax Certification Agent in respect of which indemnification may be sought hereunder, in which case the Issuer shall not thereafter be responsible for the subsequently incurred fees and disbursements of legal counsel for the Tax Certification Agent under this Clause 3(a) so long as the Issuer shall retain counsel reasonably satisfactory to the Tax Certification Agent to defend such action; provided, however, that the Issuer shall not be entitled to assume the defense of any such action if the named parties to such action include the Issuer and/or the Guarantor and the Tax Certification Agent and representation of these parties by the same legal counsel would, in the written opinion of the Tax Certification Agent’s counsel, be inappropriate due to actual or potential conflicting interests between the Issuer and/or the Guarantor and the Tax Certification Agent. The Tax Certification Agent understands and agrees that the Issuer shall not be liable under this Clause 3(a) for the fees and expenses of more than one legal counsel to the Tax Certification Agent. In the event that the Issuer does not meet its obligations under this Clause 3(a), the Guarantor agrees to pay, reimburse or indemnify the Tax Certification Agent in the manner set forth in this Clause 3(a), to perform the duties of the Issuer under this Clause 3(a) and to assume the rights of the Issuer hereunder. The obligations of the Issuer and the Guarantor under this Clause 3(a) shall survive payment of the Notes, the resignation or removal of the Tax Certification Agent or the termination of this Agreement.

(b)	Agent of Issuer and the Guarantor only

In acting under this Agreement and in connection with the Notes, the Tax Certification Agent is acting solely as an agent of the Issuer and the Guarantor and does not assume any obligation towards or relationship of agency or trust for or with any of the beneficial owners or holders of the Notes.

(c)	Reliance on Legal Advice

The Tax Certification Agent may consult with counsel satisfactory to it and any written opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by it hereunder in good faith and without negligence and in accordance with such opinion.

(d)	Use of Information

Subject to any applicable provisions of law, the Issuer, the Guarantor and the Tax Certification Agent agree that (i) information collected by Acupay pursuant to this Agreement and provided by Acupay to the Issuer or the Guarantor will, to the extent not available to the Issuer or the Guarantor other than as provided by Acupay, only be used by the Issuer or the Guarantor for the purpose of enabling the Issuer or the Guarantor, as the case may be, to make information returns with respect to Payments on the Notes to the Spanish tax authorities and entities properly auditing the fiscal affairs of the Issuer or the Guarantor as confirmed by the Issuer or the Guarantor to Acupay in writing and (ii) neither the Issuer nor the Guarantor shall disclose any such information to third parties except where necessary to enable the Issuer or the Guarantor to make such returns.

(e)	Acquisition of Interests in Notes by the Tax Certification Agent

The Tax Certification Agent in its individual capacity or any other capacity, may become the owner of, or acquire any interest in, any Notes or other obligations of the Issuer or the Guarantor with the same rights that it would have if it were not such Tax Certification Agent, and may engage or be interested in any financial or other transaction with the Issuer or the Guarantor, and may act on, or as depositary, fiscal agent or any other type of agent for, any committee or body of holders of Notes or other obligations of the Issuer or the Guarantor, as freely as if it was not such Tax Certification Agent.

(f)	Recitals

The recitals contained in this Agreement shall be taken as the statements of the Issuer and the Guarantor, and the Tax Certification Agent does not assume any responsibility for the correctness of the same. The Tax Certification Agent does not make any representation (other than with respect to itself) as to the validity or sufficiency of this Agreement or the Notes, except for the Tax Certification Agent’s due authorization, execution and delivery of this Agreement and except for the representations contained in Clause 2 above. The Tax Certification Agent shall not be accountable for the use or application by the Issuer, the Guarantor or the Principal Paying Agent of any of the Notes, the proceeds thereof or any amounts of tax withheld therefrom.

(g)	No Implied Duties

The Tax Certification Agent and its members, officers, employees, agents and affiliates shall be obligated to perform such duties and only such duties as are specifically set forth in this Agreement (including Annexes A, B and C hereto), and no implied duties or obligations shall be read into this Agreement against them, provided, however, that nothing herein shall limit the obligations of the Tax Certification Agent and its members, officers, employees, agents and affiliates under any applicable law. Nothing in this Agreement shall impose any personal liability on the Tax Certification Agent’s members, officers or employees. Each of the Issuer and the Guarantor shall not, and shall procure that their respective agents do not, initiate any proceedings, or assert or seek to assert any claim, against any member, officer, employee, agent or affiliate of the Tax Certification Agent in respect of any claim which it may pursue directly against the Tax Certification Agent under this Agreement or otherwise. Each of the Issuer and the Guarantor hereby agrees that any member, officer, employee, agent or affiliate of the Tax Certification Agent may enforce this provision.

(h)	Additional Provisions

(i)	the Tax Certification Agent hereby undertakes in favour of each of the Issuer and the Guarantor to act honestly and in good faith and to exercise the diligence of a reasonably prudent expert in comparable circumstances in the fulfilment and/or exercise of its duties and obligations hereunder;

(ii)	the Tax Certification Agent shall not expend or risk any of its own funds or otherwise incur any financial liability in the performance of any of its duties under this Agreement save where the same arises as a result of its negligence, misfeasance, breach of duty or wilful default;

(iii)	the Tax Certification Agent shall not have any liability in respect of or arising from making the determinations or exercising any of the powers or performing any of the duties provided for in this Agreement or any matter relating to such determinations, powers or duties (including, without limitation, any Payments made or not made to any person), other than as a direct consequence of its own negligence, misfeasance, breach of duty or wilful default;

(iv)	the Tax Certification Agent shall not be responsible for, or chargeable with knowledge of, the terms and conditions of any other agreement, instrument or document executed between the Issuer and/or the Guarantor and any other party, except as otherwise provided in Clause 2 above;

(v)	the Tax Certification Agent may, without any responsibility for any resulting loss, reasonably and in good faith rely on any electronic or written communication, data, certificate, confirmation, legal opinion or other electronic or written document received or obtained by it in the course of performing its obligations under this Agreement and believed by it to be genuine and correct and to have been submitted by, or with the authority of, the proper person; and may reasonably and in good faith rely on any statement made to it in the course of, and as part of, performing its obligations under this Agreement by any person or a director, officer, partner or employee of any person or other entity regarding any matters which may reasonably be assumed to be within the maker’s knowledge or within the maker’s power to verify;

(vi)

the Tax Certification Agent may obtain and pay for such other expert advice or services (in addition to legal advice) as it may reasonably consider necessary in relation to this Agreement, may rely on the opinion of or advice obtained from any such other expert of good repute and shall incur no liability and shall be fully protected in acting in good faith in accordance with such opinion or advice;

(vii)	any opinion, advice or information on which the Tax Certification Agent may rely or intend to rely may be sent or communicated by email or written letter or facsimile transmission. The Tax Certification Agent shall not be liable for acting properly and in accordance with this Agreement on any opinion, advice or information which is so conveyed, even if the opinion, advice or information contains some error of which it is not aware or which is not manifest;

(viii)	the Tax Certification Agent may refrain from doing anything which would or might in its reasoned opinion be contrary to any law or any directive or regulation of or having the force of law to which it is subject or which would or might otherwise render it liable to any person and may do anything which is, in its reasonable opinion, necessary to comply with such law, directive or regulation;

(ix)	whenever the Tax Certification Agent may, in the performance of its duties under this Agreement, consider it desirable, acting reasonably and in good faith, that any matter be established by the Issuer and/or the Guarantor prior to taking or suffering any action, the matter may be deemed to be conclusively established by a certificate signed by the Issuer and/or the Guarantor and delivered to it and the certificate shall be a full authorization to the Tax Certification Agent for any action taken or suffered in good faith by it in reliance on it; and

(x)	the Tax Certification Agent shall be protected and shall incur no liability, acting reasonably and in good faith, in respect of any action taken, omitted or suffered without negligence, wilful deceit or bad faith in reliance on (A) any instruction from the Issuer and/or the Guarantor, (B) any certifications or reports submitted by any relevant clearing system or any direct or indirect participant of such clearing system provided that the Tax Certification Agent complies with its duties identified in this Agreement (including Annexes A, B and C hereto) or (C) any document which it reasonably believes to be genuine and to have been delivered by the proper party or on written instructions from the Issuer and/or the Guarantor.

4.	RESIGNATION AND APPOINTMENT OF SUCCESSOR; MAINTENANCE OF OFFICE OR AGENCY FOR CERTAIN PURPOSES

4.1	Maintenance of Office or Agency

The Issuer and the Guarantor agree that, subject as provided in Clause 3(a), there shall at all times be a Tax Certification Agent hereunder and that such Tax Certification Agent shall at all times maintain offices in New York City and London which shall be open for business on every New York and TARGET Business Day, respectively.

4.2	Resignation or Removal of Tax Certification Agent

The Tax Certification Agent may at any time resign by giving written notice of its resignation to the Issuer and the Guarantor and specifying the date on which its resignation shall become effective; provided that such date shall be at least 190 days after the date on which such notice is given unless the Issuer and the Guarantor agree to accept shorter notice. Upon receiving such notice of resignation, the Issuer and the Guarantor, if they so desire, shall promptly appoint a successor agent by written instrument in duplicate signed on behalf of the Issuer and the Guarantor, one copy of which shall be delivered to the resigning agent and one copy to the successor agent (if any). Such resignation shall become effective upon the earlier of (a) the effective date of such resignation or (b) the acceptance of appointment by the successor agent (if any) as provided in Clause 4.3. The Issuer and the Guarantor may, at any time and for any reason, remove the Tax Certification Agent and, if they so desire, appoint a successor agent by written instrument in duplicate signed on behalf of the Issuer and the Guarantor, one copy of which shall be delivered to each of the agent being removed and the successor agent (if any). Any removal of the Tax Certification Agent and any appointment of a successor agent (if any) shall become effective upon the date specified by the Issuer and the Guarantor in the written instrument described in the preceding sentence, provided that such date shall be at least 190 days after the date on which such notice is given unless the Tax Certification Agent agrees to accept shorter notice. Upon its resignation or removal, the Tax Certification Agent shall be entitled to the payment by the Issuer of its compensation for the services rendered to such date hereunder and to the reimbursement of all reasonable out-of-pocket expenses incurred to such date in connection with the services rendered by it hereunder. If the Issuer does not meet its aforesaid payment obligation set forth in this Clause 4.2, the Guarantor agrees to make such payment to the resigning Tax Certification Agent.

4.3	Successors of Tax Certification Agent

Any successor tax certification agent appointed as provided in Clause 4.2 shall execute and deliver to its predecessor and to the Issuer and the Guarantor an instrument accepting such appointment hereunder, and thereupon such successor tax certification agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts, duties and obligations of its predecessor hereunder, with like effect as if originally named as such tax certification agent hereunder, and such predecessor, upon payment of its compensation and reasonable out-of-pocket expenses owing pursuant hereto then unpaid, shall deliver over to such successor agent all electronic or written data concerning the subject matter of this agreement at the time held by it hereunder.

4.4	Merger or Consolidation of Tax Certification Agent

Any corporation into which the Tax Certification Agent may be merged or converted or any corporation with which such Tax Certification Agent may be consolidated or any corporation resulting from any merger, conversion or consolidation to which such Tax Certification Agent shall be a party or any corporation succeeding to the business of such Tax Certification Agent shall be the successor to such Tax Certification Agent hereunder without the execution or filing of any document or any further act on the part of any of the parties hereto. The Tax Certification Agent shall provide notice to the Issuer prior to any merger or consolidation resulting in a successor Tax Certification Agent.

5.	NOTICES TO TAX CERTIFICATION AGENT

All notices or communications hereunder, except as herein otherwise specifically provided, shall be in writing and delivered via courier or confirmed e-mail or telecopied and confirmed to:

If sent to the Tax Certification Agent:

Acupay System LLC

28 Throgmorton Street

London EC2N 2AN

United Kingdom

Attention: Maria Mercedes

Telephone: +44 (0) 207 382 0340

Facsimile: +44 (0) 207 382 4580

E-mail: Management@Acupay.com

If sent to the Issuer or the Guarantor:

Banco Bilbao Vizcaya Argentaria, S.A.

Paseo de la Castellan, 81

28046 Madrid

Spain

Attention: Jose Antonio Lopez Gomez-Salas

Facsimile: (+34) 91 374 6294

E-mail: josechu.lopez@grupobbva.com

(or such other address as shall be specified in writing by the Tax Certification Agent, the Issuer, or the Guarantor to the others).

6.	COLLECTION OF SPANISH TAX FORMS AND SPANISH TAX COMPLIANCE ACTIVITIES

6.1	Agreed Procedures

The Tax Certification Agent shall collect certain information with respect to beneficial owners of the Notes pursuant to and in accordance with, and shall otherwise perform, the procedures to be performed by it and set forth in this Agreement (including Annexes A, B and C hereto). In addition, the Tax Certification Agent agrees with the Issuer and the Guarantor that it will perform the following additional services:

(a)	supply the Tax Department of the Issuer or Guarantor with computer readable files in the 198, 296 and 193 Formats containing the data submitted by clearing system participants pursuant to Annexes A, B and C and the Procedures. These files in the 198; 296 and 193 Formats will be submitted to the Issuer or Guarantor on such dates as may be requested by its tax specialists, but no more often than once per Interest Period (as defined in the Notes);

(b)

maintain duplicate back-up copies of all paper and electronic materials received by it in its capacity as the Tax Certification Agent under this Agreement. Duplicate copies will be retained by the Tax Certification Agent in its New York and London offices until the earlier of (i) five years after the final maturity date of the Notes (in relation to which such materials have arisen) or (ii) in the case of any Additional Notes, the date specified in the Letter of Appointment. In the event that the Issuer notifies the Tax Certification Agent in writing that it is being tax audited, the Tax Certification Agent shall retain duplicate copies until the statute of limitations period expires;

(c)	maintain back-up copies of all written and electronic materials submitted by it to the Issuer or to the Guarantor. Duplicate copies will be retained by the Tax Certification Agent in its London and New York offices until the earlier of (i) five years after the final maturity date of the Notes (in relation to which such materials have arisen) or (ii) in the case of any Additional Notes, the date specified in the Letter of Appointment. In the event that the Issuer notifies the Tax Certification Agent in writing that it is being tax audited, the Tax Certification Agent shall retain duplicate copies until the statute of limitations period expires; and

(d)	with respect to the Notes, the Tax Certification Agent will provide the Issuer and the Guarantor and their tax and legal counsel, and holders of the Notes, with all reasonable support, explanations and “back-up” as they may require with respect to procedures set out in Annexes A, B and C and in compliance with Additional Provision Two of Spanish Law 13/1985 (as amended by Laws 19/2003, 23/2005 and 4/2008), Royal Decree 1065/2007 and Section 59.s) of the Corporate Income Tax Regulation approved by Royal Decree 1777/2004 of July 30, 2004. Such support will be provided by the Tax Certification Agent until (i) January 31st of the year following that on which the last Note ceases to be outstanding or (ii) in the case of any Additional Notes, the date specified in the Letter of Appointment. In the event that the Issuer notifies the Tax Certification Agent in writing that it is being tax audited, the Tax Certification Agent shall provide such support until the statute of limitations period expires.

From time to time the Tax Certification Agent may propose additional or amended procedures with a view to the efficient performance of its duties set out in this Agreement (including Annexes A, B and C hereto). The Issuer and the Guarantor each agrees to review and, if considered appropriate by them, approve such additional or amended procedures from time to time as requested by the Tax Certification Agent.

6.2	Liability of Tax Certification Agent; Indemnity

The Tax Certification Agent hereby agrees to indemnify the Issuer and the Guarantor for, and to hold them harmless against, any loss, liability, action, suit, judgment, demand, damage, cost or expense, including claims for the payment of interest or OID income (if any) or the loss of the use of funds withheld with respect to any interest payment or OID income paid (if any) advertising, telex and postage expenses, properly incurred without negligence, wilful deceit or bad faith on their part arising out of, or in connection with, the negligence, wilful deceit or bad faith of the Tax Certification Agent in performing its obligations under this Agreement. The Issuer and the Guarantor shall be protected and shall incur no liability for or in respect of any action taken or omitted to be taken or thing suffered in reliance upon any notice, direction, consent, certificate, affidavit, statement, telex, facsimile or other paper or document reasonably believed, in good faith and without negligence, to be genuine and to have been presented, signed or sent by the Paying Agent, beneficial owners, their custodians, clearing systems, or direct or indirect clearing system participants, or the Tax Certification Agent. In case any action shall be brought against the Issuer and/or the Guarantor in respect of which recovery may be sought from the Tax Certification Agent under this Clause 6.2, the Issuer and/or the Guarantor shall promptly notify the Tax Certification Agent in writing. In no case shall the Tax Certification Agent be liable under this indemnity with respect to any claim against the Issuer and/or the Guarantor unless the Tax Certification Agent shall be so notified by the Issuer and/or the Guarantor in accordance with

Clause 5 hereof of the written assertion of a claim against the Issuer and/or the Guarantor or of any other action commenced against the Issuer and/or the Guarantor, promptly after the Issuer and/or the Guarantor shall have received any such written assertion or notice of commencement of action. The Tax Certification Agent may participate at its own expense in the defense of any action, and if the Tax Certification Agent so elects, the Tax Certification Agent may assume the defense of any pending or threatened action against the Issuer and/or the Guarantor in respect of which indemnification may be sought hereunder, in which case the Tax Certification Agent shall not thereafter be responsible for the subsequently incurred fees and disbursements of legal counsel for the Issuer and/or the Guarantor under this paragraph so long as the Tax Certification Agent shall retain counsel reasonably satisfactory to the Issuer and/or the Guarantor to defend such suit; provided however, that the Tax Certification Agent shall not be entitled to assume the defense of any such action if the named parties to such action include the Tax Certification Agent and the Issuer and/or the Guarantor and representation of these parties by the same legal counsel would, in the written opinion of the Issuer’s and/or the Guarantor’s counsel, be inappropriate due to actual or potential conflicting interest between the Tax Certification Agent and the Issuer and/or the Guarantor. The Issuer and the Guarantor understand and agree that the Tax Certification Agent shall not be liable under this Clause 6.2 for the fees and expenses of more than one legal counsel to the Issuer and/or the Guarantor. The obligations of the Tax Certification Agent under this Clause 6.2 shall survive payment of the Notes, the resignation or removal of the Tax Certification Agent or the termination of this Agreement.

7.	AMENDMENTS

Any term of this Agreement may be amended or waived only by the written agreement of the parties.

8.	GOVERNING LAW; AUTHORIZED AGENT; SUBMISSION TO JURISDICTION

8.1	Governing Law

This Agreement and any Letter of Appointment entered into hereunder shall be governed by, and shall be construed in accordance with, the law of the State of New York.

8.2	Authorized Agent

Each of the Issuer and Guarantor irrevocably agrees that any legal suit, action or proceeding against it brought hereunder may be instituted in any state or federal court in the Borough of Manhattan, The City of New York, New York, irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such proceeding and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding. The Issuer and the Guarantor have appointed Banco Bilbao Vizcaya Argentaria, S.A., New York Branch as its authorized agent (the Authorized Agent) upon which process may be served in any such action arising hereunder which may be instituted in any state or federal court in the Borough of Manhattan, The City of New York, New York, expressly consents to the jurisdiction of any such court in respect of any such action, and, to the fullest extent permitted by law, waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. The Issuer and the Guarantor represent and warrant that the Authorized Agent has agreed to act as said agent for service of process, and the Issuer and the Guarantor agree to take any and all action, including the filing of any and all documents, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Issuer and the Guarantor shall be deemed, in every respect, effective service of process upon the Issuer and the Guarantor. To the extent that the Issuer or the Guarantor may be entitled in any jurisdiction in which judicial proceedings may at any time be commenced hereunder, to claim for itself or its revenues or assets any immunity from suit, jurisdiction, attachment in aid or execution of a judgment or prior to a judgment, execution of a judgment or any other legal process with respect to its obligations hereunder and to the extent that in any such jurisdiction there may be attributed to the Issuer or the Guarantor such an immunity (whether or not claimed), the Issuer and the Guarantor hereby irrevocably agree not to claim and irrevocably waive, such immunity to the maximum extent permitted by law.

8.3	Submission to Jurisdiction

The parties to this Agreement agree that all actions and proceedings arising out of this Agreement or any of the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or in a New York State Court in the County of New York and that, in connection with any such action or proceeding, submit to the jurisdiction of, and venue in, such court. Each of the parties hereto also irrevocably waives all right to trial by jury in any action, proceeding or counterclaim arising out of this Agreement or the transactions contemplated hereby.

9.	COUNTERPARTS

This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SIGNATORIES

Issuer

BBVA U.S. SENIOR, S.A. UNIPERSONAL

By:	/s/ Juan Isusi
Name: Juan Isusi
Title: Director

Guarantor

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Petro M. Urresti
Name: Pedro M. Urresti
Title: Deputy CFO

Tax Certification Agent

ACUPAY SYSTEM LLC

By:	/s/ Robert Apfel
Name: Robert Apfel
Title: President

ANNEX A

SPANISH WITHHOLDING TAX DOCUMENTATION PROCEDURES FOR NOTES HELD THROUGH AN

ACCOUNT AT DTC

Capitalized terms used but not otherwise defined in this Annex A shall have the meaning ascribed to them in the prospectus supplement.

Article I

Immediate Refund (aka “Relief at Source”) Procedure (procedure that complies with Spanish Law 13/1985 (as amended by Laws 19/2003, 23/2005 and 4/2008), Royal Decree 1065/2007 and Section 59.s) of the Corporate Income Tax Regulation approved by Royal Decree 1777/2004 of July 30, 2004

A.	DTC Participant Submission and Maintenance of Beneficial Owner Information

1. At least five New York Business Days prior to each Regular Record Date preceding an Interest Payment Date, the Issuer shall provide an issuer announcement to the Paying Agent, and the Paying Agent shall, (a) provide The Depository Trust Company (“DTC”) with such issuer announcement that will form the basis for a DTC important notice (the “Important Notice”) regarding the relevant interest payment and tax relief entitlement information for the Notes, (b) request DTC to post such Important Notice on its website as a means of notifying direct participants of DTC (“DTC Participants”) of the requirements described in this Annex, and (c) with respect to each series of Notes confirm to Acupay System LLC (“Acupay”) the interest rate and the number of days in the relevant Notes Interest Period.

2. Beginning on the New York Business Day following each Regular Record Date and continuing until 8:00 p.m. New York time on the fourth New York Business Day prior to each date on which interest will be paid (each such date, a “Payment Date”) (the “Standard Deadline”), each DTC Participant that is a Qualified Institution must (i) enter directly into the designated system established and maintained by Acupay (the “Acupay System”) the Beneficial Owner identity and country of tax residence information required by Spanish tax law (as set forth in Article I of Annex C) in respect of the portion of such DTC Participant’s position in the Notes that is exempt from Spanish withholding tax (the “Beneficial Owner Information”) and (ii) make an election via the DTC Elective Dividend Service and the DTC Tax Relief Service (collectively “EDS/Tax Relief Service”) certifying that such portion of Notes for which it submitted such Beneficial Owner Information is exempt from Spanish withholding tax (the “EDS/Tax Relief Election”).

3. Each DTC Participant must ensure the continuing accuracy of the Beneficial Owner Information and EDS/Tax Relief Election, irrespective of any changes in, or in beneficial ownership of, such DTC Participant’s position in the Notes through 8:00 p.m. New York time on the New York Business Day immediately preceding each Payment Date by making adjustments through the Acupay System and EDS/Tax Relief Service. All changes must be reflected, including those changes (via Acupay) which do not impact the DTC Participant’s overall position at DTC or the portion of that position at DTC as to which no Spanish withholding tax is being assessed.

B.	Tax Certificate Production and Execution

After entry of Beneficial Owner Information into the Acupay System by a DTC Participant, the Acupay System will produce completed forms of Exhibit I, Exhibit II or Exhibit III to Annex C (as required by Spanish law) (the “Interest Payment Tax Certificates”), which shall summarize the Beneficial Owner Information introduced and maintained by such DTC Participant into the Acupay System. When any Payment Date is also a Maturity Date or a redemption date for any series of Notes, and if the Notes of such series were initially issued below par with an original issue discount (“OID”), a separate set of Tax Certificates (the “OID Tax Certificates” and, together with the Interest Payment Tax Certificates, the “Tax Certificates”) will be generated by the Acupay System reporting income resulting from the payment of OID at the Maturity Date or such earlier redemption date. Such DTC Participant will then be required to (i) print out, (ii) review, (iii) sign and (iv) fax or send by email a PDF copy of the duly signed Tax Certificates directly to Acupay for receipt by the close of business on the Standard Deadline. The original of each Tax Certificate must be sent to Acupay for receipt no later than the 15th calendar day of the month immediately following the Payment Date. All Tax Certificates will be dated as of the relevant Payment Date.

NOTE: A DTC Participant that obtains favorable tax treatment through the Immediate Refund (aka “Relief at Source”) Procedure and fails to submit to Acupay the original Tax Certificates as described above may be prohibited by the Issuer from using the procedure to obtain favorable tax treatment with respect to future payments. In such event, the DTC Participant will receive the interest payment on its entire position net of the applicable withholding tax (currently 19%), and relief will need to be obtained directly from the Spanish tax authorities by following the direct refund procedure established by Spanish tax law.

C.	Additional Acupay and DTC Procedures

1. In addition to its other duties and obligations set forth herein, Acupay will be responsible for the following tasks (collectively, the “Acupay Verification Procedures”):

(a) comparing the Beneficial Owner Information and Tax Certificates provided in respect of each DTC Participant’s position with the EDS/Tax Relief Elections provided by that DTC Participant in order to determine whether any discrepancies exist between such information, the corresponding EDS/Tax Relief Elections and the DTC Participant’s position in the Notes at DTC;

(b) collecting and collating all Tax Certificates received from DTC Participants;

(c) reviewing the Beneficial Owner Information and the Tax Certificates using appropriate methodology in order to determine whether the requisite fields of Beneficial Owner Information have been supplied and that such fields of information are responsive to the requirements of such Tax Certificates in order to receive payments without Spanish withholding tax being assessed; and

(d) liaising with the DTC Participants in order to request that such DTC Participants:

(i) complete any missing, or correct any erroneous, Beneficial Owner Information identified pursuant to the procedures set forth in (a) and (c) above;

(ii) correct any erroneous EDS/Tax Relief Election identified pursuant to the procedures set forth in (a) and (c) above; and

(iii) revise any Tax Certificates identified pursuant to the procedures set forth in (a) and (c) above as containing incomplete or inaccurate information.

D.	Updating and Verification of Beneficial Owner Information

1. By 9:30 a.m. New York time on the New York Business Day following the Standard Deadline, DTC will transmit to Acupay an “EDS Standard Cut-off Report” confirming DTC Participant positions and EDS/Tax Relief Elections as of the Standard Deadline. By 12:00 p.m. New York time on the New York Business Day following the Standard Deadline, Acupay will transmit to DTC a provisional summary report of all Beneficial Owner Information which has been submitted through the Acupay System as of the Standard Deadline, provisionally confirmed, to the extent possible, against the information set forth in the EDS Standard Cut-off Report. The provisional summary report shall set forth (i) the position in the Notes held by each DTC Participant as of the Standard Deadline and (ii) the portion of each DTC Participant’s position in the Notes in respect of which Tax Certificates have been provided to support the payment of interest without Spanish withholding tax being assessed.

2. DTC Participants will be required to ensure that Beneficial Owner Information entered into the Acupay System and the EDS/Tax Relief Elections are updated to reflect any changes in beneficial ownership or in such DTC Participants’ positions in the Notes occurring between the Standard Deadline and 8:00 p.m. New York time on the New York Business Day immediately preceding the Payment Date. For this purpose, EDS/Tax Relief Service will remain accessible to DTC Participants until 8:00 p.m. New York time on the New York Business Day immediately preceding the Payment Date. In addition, Acupay will accept new or amended Beneficial Owner

Information before 9:45 a.m. New York time, and DTC will accept requests for changes to EDS/Tax Relief Elections at the request of DTC Participants until 9:45 a.m. New York time, on each Payment Date.

3. Beginning at 7:45 a.m. New York time on the Payment Date, Acupay will through the Acupay Verification Procedures (as defined above) perform the final review of each DTC Participant’s Beneficial Owner Information, EDS/Tax Relief Elections and changes in DTC position since the Standard Deadline. Based on these Acupay Verification Procedures, Acupay will (i) seek to notify any affected DTC Participant until 9:45 a.m. New York time on such Payment Date of any inconsistencies among these data, or erroneous or incomplete information provided by such DTC Participant and (ii) use its best efforts to obtain revised Beneficial Owner Information, Tax Certificates (as defined above) and/or EDS/Tax Relief Elections from any such DTC Participant as necessary to correct any inconsistencies or erroneous or incomplete information. The failure to correct any such inconsistencies, (including the failure to fax or send PDF copies of new or amended Tax Certificates) by 9:45 a.m. New York time on the Payment Date (or if Acupay, despite its best efforts to do so, does not confirm receipt of such correction by 9:45 a.m. New York time on the Payment Date) will result in the payments in respect of the entirety of such DTC Participant’s position being made net of Spanish withholding tax. Upon receipt of a report of EDS/Tax Relief Elections as of 9:45 a.m. New York time on the Payment Date from DTC, Acupay will then notify DTC of the final determination of which portion of each DTC Participant’s position in the Notes should be paid gross of Spanish withholding tax and which portion of such position should be paid net of such tax. Based on such Acupay determination, DTC will make adjustments to EDS/Tax Relief Service in order to reduce to zero the EDS/Tax Relief Elections received by DTC from DTC Participants as of 9:45 a.m. New York time on the relevant Payment Date, where as a result of any inconsistencies between such DTC Participant’s Beneficial Owner Information, EDS/Tax Relief Election and DTC position, the entirety of such DTC Participant position will be paid net of Spanish withholding taxes.

The adjustments described in the preceding paragraph will be made by DTC exclusively for the purposes of making payments, when applicable, net of Spanish withholding taxes and will have no impact on the EDS/Tax Relief Election made by the relevant DTC Participants as of 9:45 a.m. New York time on the relevant Payment Date.

4. DTC will transmit a final “Report to Paying Agent” to Acupay by 10:30 a.m. New York time on each Payment Date setting forth each DTC Participant’s position in the Notes as of 8:00 p.m. New York time on the New York Business Day immediately preceding each Payment Date and the portion of each such DTC Participant’s position in the Notes on which interest payments should be made net of Spanish withholding tax and the portion on which interest payments should be made without Spanish withholding tax being assessed, as applicable, based on the status of the EDS/Tax Relief Elections received by DTC for each DTC Participant as of 9:45 a.m. New York time on the Payment Date and reflecting the adjustments, if any, to be made by DTC to EDS/Tax Relief Service described in paragraph D.3 above of this Article I of Annex A.

5. Acupay shall immediately, but no later than 11:00 a.m. New York time on each Payment Date, release (through a secure data upload/download facility) PDF copies of the final Report to Paying Agent to the Paying Agent and the Issuer, along with PDF copies of the related signed Tax Certificates to the Issuer.

6. Acupay will forward original paper Tax Certificates it receives for receipt by the Issuer no later than the 18th calendar day of the month immediately following each Payment Date. Acupay shall maintain records of all Tax Certificates (and other information received through the Acupay System) for the longer of (x) five years from the date of delivery thereof or (y) five years following the final maturity or redemption of the Notes, and shall, during such period, make copies of such records available to the Issuer at all reasonable times upon request. In the event that the Issuer notifies Acupay in writing that it is the subject of a tax audit, Acupay shall maintain such duplicate backup copies until the relevant statute of limitations applicable to any tax year subject to audit expires.

E.	Interest Payments

1. On or prior to each Payment Date, the Issuer will transmit to the Paying Agent an amount of funds sufficient to make interest payments on the outstanding principal amount of the Notes without Spanish withholding tax being assessed.

2. By 1:00 p.m. New York time on each Payment Date, the Paying Agent will (i) pay the relevant DTC Participants (through DTC) for the benefit of the relevant Beneficial Owners the interest payment gross or net of Spanish withholding tax, as set forth in the final Report to Paying Agent and (ii) promptly return the remainder of the funds to the Issuer. The transmission of such amounts shall be contemporaneously confirmed by the Paying Agent to Acupay. The Issuer has authorized the Paying Agent to rely on the final Report to Paying Agent in order to make the specified payments on each Payment Date. Notwithstanding anything herein to the contrary, the Issuer may direct the Paying Agent to make interest payments on the Notes in a manner different from that set forth in the final Report to Paying Agent if the Issuer (i) determines that there are any inconsistencies with the Tax Certificates provided or any information set forth therein is, to the Issuer’s knowledge, inaccurate, and (ii) provides notice of such determination in writing to DTC, Acupay and the Paying Agent prior to 11:30 a.m. New York time on the relevant Payment Date along with a list of the affected DTC Participants showing the amounts to be paid to each such DTC Participant.

Article II

Quick Refund Procedures

A.	Documentation Procedures

1.	Beneficial Owners holding through a Qualified Institution that is a DTC Participant

a. Beginning at 9:00 a.m. New York time on the New York Business Day following each Payment Date until 5:00 p.m. New York time on the tenth calendar day of the month following the relevant Payment Date (or if such day is not a New York Business Day, the first New York Business Day immediately preceding such day) (the “Quick Refund Deadline”), a DTC Participant (i) which is a Qualified Institution (ii) holds Notes on behalf of Beneficial Owners entitled to exemption from Spanish withholding tax and (iii) which was paid net of Spanish withholding taxes due to a failure to comply with the Immediate Refund (aka “Relief at Source”) Procedure set forth above in Article I of this Annex A, may submit through the Acupay System new or amended Beneficial Owner Information with respect to such Beneficial Owners’ holdings.

b. After entry of Beneficial Owner Information into the Acupay System by such DTC Participant, the Acupay System will produce completed Tax Certificates. Such DTC Participant will then be required to (i) print out, (ii) review, (iii) sign and (iv) fax or send by email a PDF copy of the duly signed Tax Certificate directly to Acupay for receipt by Acupay no later than the Quick Refund Deadline. Any such Tax Certificates will be dated as of the relevant Payment Date. The original Tax Certificates must be sent to Acupay for receipt no later than the 15th calendar day of the month immediately following the relevant Payment Date.

c. Acupay will then conduct the Acupay Verification Procedures with respect to the Beneficial Owner Information submitted by the DTC Participants pursuant to paragraph A.1.a above of this Article II of Annex A by comparing such Beneficial Owner Information with the amount of Notes entitled to the receipt of income on the Payment Date as reported to Acupay by (i) the Paying Agent, (ii) DTC, as having been held in such DTC Participant’s account, and (iii) as established by DTC EDS/Tax Relief Elections. Until the Quick Refund Deadline, DTC Participants may revise or resubmit Beneficial Owner Information in order to cure any inconsistency identified.

d. Acupay will collect payment instructions from DTC Participants or their designees and, no later than 12:00 p.m. New York time on the third calendar day following the Quick Refund Deadline (or if such day is not a New York Business Day, the first New York Business Day immediately preceding such day), will forward PDF copies of the verified Tax Certificates to the Issuer and the payment instructions to the Issuer and the Paying Agent.

2.	Beneficial Owners holding through a DTC Participant that is not a Qualified Institution

a. Beneficial Owners entitled to receive interest payments or OID income in respect of any Notes gross of any Spanish withholding taxes but who have been paid net of Spanish withholding taxes as a result of holding interests in such Notes through DTC Participants who are not Qualified Institutions will be entitled to utilize the Quick Refund Procedures set forth below.

b. Such Beneficial Owners may request from the Issuer the reimbursement of the amount withheld by providing Acupay, as an agent of the Issuer, with (i) documentation to confirm their securities entitlement in respect of the Notes on the relevant Payment Date (which documentation must include statements from (A) DTC and (B) the relevant DTC Participant setting forth such DTC Participant’s aggregate DTC position on the Payment Date as well as the portion of such position that was paid net and gross of Spanish withholding taxes, together with an accounting record of the amounts of such position and payments which were attributable to the Beneficial Owner) and (ii) a Government Tax Residency Certificate. Such Government Tax Residency Certificate (which will be generally valid for a period of one year after its date of issuance) together with the information regarding the securities entitlement in respect of the Notes must be submitted to Acupay, acting on the behalf of the Issuer, no later than the Quick Refund Deadline. Acupay will collect payment instructions from DTC Participants or their designees, as the case may be, and, no later than 12:00 p.m. New York time on the third calendar day following the Quick Refund Deadline (or if such day is not a New York Business Day, the first New York Business Day immediately preceding such day), will forward to the Issuer PDF copies and originals of the Government Tax

Residency Certificates, and to the Issuer and the Paying Agent (x) the related payment instructions and (y) a reconciliation of such payment instructions to (1) the outstanding principal amount of Notes owned through each DTC Participant as of the relevant Payment Date and (2) the outstanding principal amount of such Notes on which interest was paid net of Spanish withholding tax on the relevant Payment Date.

3.	Early Redemption of the Notes

In the case of early redemption, Quick Refund Procedures substantially similar to those procedures set forth in this Article II of Annex A will be made available to Beneficial Owners. Detailed descriptions of such Quick Refund Procedures will be available upon request from Acupay in the event of such early redemption.

B.	Payment Procedures

1. Upon receipt of the relevant Tax Certificates and Government Tax Residency Certificates together with related documentation (if any) from Acupay pursuant to the procedures in paragraph A. of this Article II, the Issuer will review such Government Tax Residency Certificates together with related documentation (if any) and confirm the related payments no later than the 18th calendar day of the month following the relevant Payment Date (or if such day is not a New York Business Day, the first New York Business Day immediately preceding such day).

2. On the 19th calendar day of the month following the relevant Payment Date (or if such day is not a New York Business Day, the first New York Business Day immediately preceding such day), the Issuer will make payments equal to the amounts initially withheld from DTC Participants complying with the Quick Refund Procedure to the Paying Agent and the Paying Agent shall, within one New York Business Day of such date, transfer such payments to DTC Participants directly for the benefit of Beneficial Owners.

ANNEX B

SPANISH WITHHOLDING TAX DOCUMENTATION PROCEDURES FOR NOTES HELD THROUGH

AN ACCOUNT AT EUROCLEAR

Capitalized terms used but not otherwise defined in this Annex B shall have the meaning ascribed to them in the Prospectus Supplement.

ARTICLE I

Immediate Refund (aka “Relief at Source”) Procedure (procedure that complies with Spanish Law 13/1985

(as amended by Laws 19/2003, 23/2005 and 4/2008), Royal Decree 1065/2007 and Section 59.s) of the

Corporate Income Tax Regulation approved by Royal Decree 1777/2004 of July 30, 2004)

A.	Euroclear participant Submission and Maintenance of Beneficial Owner Information

1. Twenty-three Business Days prior to each Interest Payment Date the Issuer shall instruct the Paying Agent and the Paying Agent shall (a) provide Euroclear and JP Morgan Chase Bank, N.A., its specialized depositary (“Specialized Depositary”), with an announcement which will form the basis for a Euroclear “DACE Notice” regarding the related interest payment and tax relief entitlement information and (b) request Euroclear to send such DACE Notice to its participants, notifying them of the requirements described below in this Article I of this Annex B.

2. At least 20 calendar days prior to each Interest Payment Date, Euroclear will release a DACE Notice to its participants with positions in the Notes notifying them of the requirements described below in this Article I of this Annex B.

3. Beginning at 6:00 a.m. CDET/CET time as of the first New York Business Day following the issuance of the DACE Notice and until 6:45 p.m. CDET/CET time on the New York Business Day preceding each date on which interest will be paid (each such date, a “Payment Date”) (the “Routine Certification Deadline”), each Euroclear participant that is a Qualified Institution must enter the Beneficial Owner identity and country of tax residence information required by the Spanish tax law and set forth in Article I of Annex C in respect of the portion of its position in the Notes that is exempt from Spanish withholding tax (the “Beneficial Owner Information”) directly into the system established and maintained for that purpose (the “Acupay System”) by Acupay System LLC (“Acupay”). Each Euroclear participant must ensure that Beneficial Owner Information is accurate and that it is maintained in line with its income entitlement determined based on its holdings at the close of business in New York on the New York Business Day preceding the Payment Date. All changes in beneficial ownership must be reflected, including those changes (via Acupay), which do not impact the Euroclear participant’s overall position at Euroclear or the portion of that position at Euroclear as to which no Spanish withholding tax is required. Beginning on the 20th New York Business Day prior to the Payment Date Euroclear will provide to Acupay via the Acupay System confirmations of securities entitlements for Euroclear participants. Such confirmations will be kept up to date and reflective of any changes in such securities entitlements that occur through 3:45 p.m. CDET/CET time on the Payment Date.

B.	Tax Certification Production and Execution

1. After entry of Beneficial Owner Information into the Acupay System by a Euroclear participant, the Acupay System will produce completed forms of Exhibit I, Exhibit II or Exhibit III to Annex C (as required by the Spanish law) (the “Interest Payment Tax Certificates”), which shall summarize the Beneficial Owner Information introduced by such Euroclear participant into the Acupay System. When any Interest Payment Date is also the Maturity Date or a redemption date for the Notes, and if the Notes were initially issued below par with an Original Issue Discount (“OID”), a separate set of Tax Certificates (the “OID Tax Certificates” and together with the Interest Payment Tax Certificates, the “Tax Certificates”) will be generated by the Acupay System reporting income resulting from the payment of OID at maturity or such earlier redemption date. Such Euroclear participant will then be required to (i) print out, (ii) review, (iii) sign and (iv) fax or send by email a PDF copy of the duly signed Tax Certificates to Acupay and Euroclear for receipt by the Routine Certification Deadline. The Euroclear participants must also send the original signed Tax Certificates to Acupay for receipt no later than the 15th calendar day of the first month following the relevant Payment Date. All Tax Certificates will be dated as of the Payment Date.

NOTE: A Euroclear participant that obtains favorable tax treatment through the Immediate Refund (aka “Relief at Source”) Procedure and fails to submit to Acupay the original Tax Certificates as described above may be prohibited by the Issuer from using the procedure to obtain favorable tax treatment for future payments. In such event, the Euroclear participant will receive the interest payments on its entire position net of the applicable withholding tax (currently 19%) and relief will need to be obtained directly from the Spanish tax authorities by following the direct refund procedure established by Spanish tax law.

C.	Additional Acupay and Euroclear Procedures

1. In addition to its other duties and obligations set forth herein, Acupay will be responsible for the following tasks (collectively, the “Acupay Verification Procedures”):

(a) comparing the Beneficial Owner Information and Tax Certificates provided in respect of each Euroclear participant’s position, as confirmed by Euroclear to Acupay, with the EDS/Tax Relief Elections provided by Euroclear’s Specialized Depositary in order to determine whether any discrepancies exist between such information, the corresponding EDS/Tax Relief Elections and the Euroclear participant’s position in the Notes at Euroclear;

(b) collecting and collating all Tax Certificates received from the Euroclear participants;

(c) reviewing the Beneficial Owner Information and the Tax Certificates using appropriate methodology in order to determine whether the requisite fields of Beneficial Owner Information have been supplied and that such fields of information are responsive to the requirements of such Tax Certificates in order to receive payments without Spanish withholding tax being assessed;

(d) liaising with the relevant Euroclear participants in order to request that such Euroclear participants:

(i) complete any missing or correct any erroneous Beneficial Owner Information or Tax Certificates identified pursuant to the procedures set forth in (a), (c) and (d) above;

(ii) correct any erroneous EDS/Tax Relief Election identified pursuant to the procedures set forth in (a) and (c) above; and

(iii) revise any Tax Certificates identified pursuant to the procedures set forth in (a) and (c) above as containing incomplete or inaccurate information.

D.	Updating and Verification of Beneficial Owner Information

1. Euroclear will direct its Specialized Depositary to (a) transmit to Acupay via the Acupay System periodic position confirmations (of Euroclear’s aggregate settled position of the Notes held through the Specialized Depositary’s account at DTC). Therefore, the Specialized Depositary will transmit such reports by (i) 7:00 p.m. CDET/CET time on the tenth New York Business Day prior to the Payment Date (reporting Euroclear’s aggregate settled position as of 6:00 p.m. on such date); (ii) 7:00 p.m. CDET/CET time on the second New York Business Day prior to the Payment Date (reporting Euroclear’s aggregate settled position as of 6:00 p.m. CDET/CET time on such date) and (iii) 6:30 p.m. CDET/CET time on the New York Business Day preceding the Payment Date (reporting Euroclear’s aggregate settled position as of 6:00 p.m. CDET/CET time on such date), and (b) make elections via EDS/Tax Relief Service (as defined in Annex A) relaying the aggregate position of Euroclear participants for which tax relief has been requested through the Acupay System. Such EDS/Tax Relief Elections must be made prior to 3:45 p.m. CDET/CET time on the Payment Date with respect to Beneficial Owner Information received prior to the Routine Certification Deadline or as agreed in accordance with paragraphs D.3 and D.4 of this Article I of this Annex B below.

2. Beginning on the first New York Business Day following the issuance of the DACE Notice and continuing through to the Routine Certification Deadline, Acupay will utilize the Acupay Verification Procedures to attempt to identify any problems that may exist with Tax Certificates that have been received via the Acupay System and will seek to notify Euroclear and any affected Euroclear participants of any inconsistencies among these data, or erroneous or incomplete information provided with respect to such Euroclear participant’s position. In case inconsistencies (including the failure to fax or send PDF copies of new or amended Tax Certificates) are not corrected by the Routine Certification Deadline, the entire coupon payment for any affected position will be made net of Spanish withholding tax. Should, at that moment, the situation arise whereby the sum of the positions certified through the Acupay System by a Euroclear participant exceeds the total relevant positions held in that participant’s account at Euroclear, the entirety of such participant’s position held at Euroclear will be paid net of Spanish withholding taxes.

3. At the Routine Certification Deadline, the Acupay System will be closed to Euroclear participants, unless the Specialized Depositary, Euroclear and Acupay jointly agree to allow Euroclear participants access to the Acupay System for exceptional late cancellations or late submissions of Tax Certificates. At 7:00 p.m. CDET/CET on the New York Business Day preceding the Payment Date, Acupay will deliver to Euroclear the “Prior Night Coupon Planning Report”. This report will indicate for each Note position held by Euroclear participants, the portion of such position which is planned for payment gross of Spanish withholding tax and the portion of such position which is planned for payment net of Spanish withholding tax. The Prior Night Coupon Planning Report will also contain the calculated interest payment which would (based on the above conditions) be credited on the Payment Date (i) to each Euroclear participant, and (ii) to Euroclear in aggregate.

4. Beginning at 9:00 a.m. New York time on the relevant Payment Date Acupay will perform a final review of each Euroclear participant’s Beneficial Owner Information, Euroclear positions and changes in Euroclear’s aggregate position since the Routine Certification Deadline, using the Acupay Verification Procedures. Based on this final review, Acupay will seek to notify any affected Euroclear participant and Euroclear of any inconsistencies among these data, or erroneous or incomplete information provided with respect to such Euroclear participant’s position and may (but only as described above in paragraph D.3 of this Article I of this Annex B) accept revised Tax Certificates from Euroclear participants as necessary to correct such inconsistencies. No changes to Beneficial Owner Information or Tax Certificates should occur. However, in case of incomplete Beneficial Owner Information, errors in Tax Certificates, or the need to input new certificates after the Routine Certification Deadline the Specialized Depositary, Euroclear and Acupay may jointly agree to allow Euroclear participants with access to the Acupay System on a Payment Date for exceptional late (i) cancellations of previously submitted Tax Certificates and/or (ii) submissions of new Tax Certificates. Such exceptional operations must be completed prior to 2:45 p.m. CDET/CET time on the relevant Payment Date and must be accompanied, as necessary, by appropriate (x) position confirmations by the Specialized Depositary, (y) elections by the Specialized Depositary in EDS/Tax Relief Service as instructed by Euroclear, and (z) position confirmations by Euroclear. In case inconsistencies (including the failure to fax or send PDF copies of new or amended Tax Certificates) are not corrected by 3:45 p.m. CDET/CET time on the relevant Payment Date, the entire coupon payment for any affected position will be made net of Spanish withholding tax. Should, at that moment, the situation arise whereby the sum of the positions certified through the Acupay System by a Euroclear participant exceeds the total relevant positions held in that participant’s account at Euroclear, the entirety of such participant’s position held at Euroclear will be paid net of Spanish withholding taxes. Should any additional tax relief be necessary at that moment in addition to tax relief granted during this Immediate Refund (aka “Relief at Source”) Procedure, requests for such additional relief may be made during the Quick Refund Procedures, as described below in Article II of this Annex B.

5. At 4:15 p.m. CDET/CET time on a Payment Date, Acupay will deliver to Euroclear a Final Coupon Payment Report. This report will contain, for the Note positions held by Euroclear participants (which are entitled to receive payment on the Payment Date), the portion of each such position which should be paid gross of Spanish withholding tax and the portion of each such position which should be paid net of Spanish withholding tax. The Final Coupon Payment Report also contains the calculated interest payments which should (based on the above conditions) be credited on the Payment Date (i) to each such Euroclear participant, and (ii) to Euroclear in aggregate (from its Specialized Depositary).

E.	Interest Payments

1. By 5:00 p.m. CDET/CET time on a Payment Date, Acupay will release to the Issuer PDF copies of all Tax Certificates which have been properly verified and to the Issuer and the Paying Agent the final Report to the Paying Agent (which will include the results of a calculation of the portion of the positions held via Euroclear which should be paid gross of Spanish withholding tax in accordance with the Tax Certifications received by Acupay and submitted to the Issuer). The Issuer has authorized the Paying Agent to rely on the final Report to the Paying Agent in order to make the specified payments on each Payment Date. However, the Issuer may direct the Paying Agent to make interest payments on the Notes in a manner different from that set forth in the final Report to the Paying Agent if the Issuer determines that there are any inconsistencies with the Tax Certificates provided or any information set forth therein that is, to the Issuer’s knowledge, inaccurate and provides notice of such determination in writing to the Paying Agent prior to 5:30 p.m. CDET/CET time on the relevant Payment Date.

2. Acupay will forward original paper Tax Certificates it receives for receipt by the Issuer no later than the 18th calendar day of the month immediately following each Payment Date. Acupay shall maintain records of all Tax Certificates (and other information received through the Acupay System) for the longer of (x) five years from the date of delivery thereof or (y) five years following the final maturity or redemption of the Notes, and shall, during such period, make copies of such records available to the Issuer at all reasonable times upon request. In the event that the Issuer notifies Acupay in writing that it is the subject of a tax audit, Acupay shall maintain such duplicate backup copies until the relevant statute of limitations applicable to any tax year subject to audit expires.

3. By 7:00 p.m. CDET/CET time on each Payment Date the Paying Agent will pay DTC the aggregate interest to be distributed on the Notes on the Payment Date. Such amount will include all amounts referred to in the final Report to the Paying Agent (which shall include all amounts embraced in the Final Coupon Payment Report).

4. On each relevant Payment Date, Euroclear will credit interest payments to its participants in accordance with the Final Coupon Payment Report.

ARTICLE II

Quick Refund Procedure

A.	Documentation Procedures

1.	Beneficial Owners holding through a Qualified Institution that is a Euroclear participant

(a) Beginning at 6:00 a.m. CDET/CET time on the Business Day following each Payment Date until 5:00 p.m. CDET/CET time on the tenth calendar day of the month following the relevant Payment Date (or if such day is not a Business Day, the first Business Day immediately preceding such day) (the “Quick Refund Deadline”), a Euroclear participant which (i) is a Qualified Institution, (ii) held Notes entitled to the receipt of income on the Payment Date on behalf of Beneficial Owners entitled to exemption from Spanish withholding tax and (iii) which was paid net of Spanish withholding tax on any portion of such exempt holdings during the procedures set forth in Article I of this Annex B above, may submit through the Acupay System new or amended Beneficial Owner Information with respect to such Beneficial Owners’ holdings.

(b) After entry of Beneficial Owner Information into the Acupay System by such Euroclear participant, the Acupay System will produce completed Tax Certificates. Such Euroclear participant will then be required to (i) print out, (ii) review, (iii) sign and (iv) fax or send by email a PDF copy of the duly signed Tax Certificates directly to Euroclear/Acupay for receipt no later than the Quick Refund Deadline. Such Tax Certificates will be dated as of the relevant Payment Date. The Euroclear participants must also send the original Tax Certificates to Acupay for receipt no later than the 15th calendar day of the month following the relevant Payment Date.

(c) Acupay will then conduct the Acupay Verification Procedures with respect to the Beneficial Owner Information submitted by the Euroclear participants pursuant to this Article II by comparing such Beneficial Owner Information with the amount of Notes entitled to the receipt of income on the Payment Date as reported to Acupay by (i) Euroclear, as having been held in such Euroclear participant’s account, (ii) the Specialized Depositary as having been held on behalf of Euroclear, and (iii) DTC as having been held on behalf of the Specialized Depositary. Until the Quick Refund Deadline, Euroclear participants may revise or resubmit Beneficial Owner Information in order to cure any inconsistency detected.

2.	Beneficial Owners holding through a Euroclear participant that is not a Qualified Institution

(a) Beneficial Owners entitled to receive interest payments or OID income in respect of the Notes gross of any Spanish withholding taxes but who have been paid net of Spanish withholding taxes as a result of holding interests in the Notes through Euroclear participants who are not Qualified Institutions will be entitled to utilize the following Quick Refund Procedure.

(b) Such Beneficial Owners may request from the Issuer the reimbursement of the amount withheld by providing Acupay, as an agent of the Issuer, with documentation to confirm their securities entitlement in respect of the Notes. Such documentation must include statements from the relevant Euroclear participant setting forth (x) such Euroclear participant’s aggregate Note entitlement held through Euroclear; (y) the portion of such entitlement that was paid net and gross of Spanish withholding taxes; together with (z) an accounting record of the portion of such entitlement and payments that were attributable to the Beneficial Owner. Such Beneficial Owners must also procure a Government Tax Residence Certificate (which will be generally valid for a period of one year after its date of issuance) which together with the above-referenced information regarding the Note entitlements must be submitted to Acupay on behalf of the Issuer no later than the Quick Refund Deadline. The Euroclear participants must also send the original Government Tax Residence Certificates to Acupay for receipt no later than the 15th calendar day of the month following the relevant Payment Date.

3.	Early Redemption of the Notes

In the case of early redemption, Quick Refund Procedures substantially similar to those procedures set forth in this Article II of Annex B will be made available to Beneficial Owners. Detailed descriptions of such Quick Refund Procedures will be available upon request from Acupay in the event of such early redemption.

B.	Payment Procedures

1. Upon receipt of the relevant Tax Certificates and Government Tax Residence Certificates together with related documentation (if any) from Acupay pursuant to the procedures in paragraph A of this Article II, the Issuer will review such certificates together with related documentation (if any) and confirm the approved certification requests and related payment instructions no later than the 18th calendar day of the month following the relevant Payment Date (or if such day is not a New York Business Day, the first New York Business Day immediately preceding such day). Acupay will forward original paper tax certificates it receives for receipt by the Issuer no later than the 18th calendar day of the first month following each Payment Date.

2. On the 19th calendar day of the month following the relevant Payment Date (or if such day is not a New York Business Day, the first New York Business Day immediately preceding such day), the Issuer will instruct the Paying Agent to make payments of the amounts arising out of these Quick Refund Procedures, and within one New York Business Day of such date the Paying Agent will transfer such payments to Euroclear for further credit to the respective Euroclear participants for the benefit of the relevant Beneficial Owners.

ANNEX C

FORMS OF REQUIRED SPANISH WITHHOLDING TAX DOCUMENTATION AND PROCEDURES

FOR DIRECT REFUNDS FROM SPANISH TAX AUTHORITIES

Capitalized terms used but not otherwise defined in this Annex C shall have the meaning ascribed to them elsewhere in this Prospectus Supplement.

ARTICLE I

Documentation Required by Spanish Tax Law Pursuant to the Relief at Source Procedure

1. If the holder of a Note is not resident in Spain for tax purposes and acts for its own account and is a Qualified Institution, the entity in question must certify its name and tax residency substantially in the manner provided in Exhibit I to this Annex C.

2. In the case of transactions in which a Qualified Institution which is a holder of Notes acts as intermediary, the entity in question must, in accordance with the information contained in its own records, certify the name and country of tax residency of each Beneficial Owner not resident in Spain for tax purposes as of the date on which interest will be paid (each such date, a “Payment Date”) substantially in the form provided in Exhibit II to this Annex C.

3. In the case of transactions which are channeled through a securities clearing and deposit entity recognized for these purposes by Spanish law or by the law of another OECD member country, the entity in question (i.e., the clearing system participant) must, in accordance with the information contained in its own records, certify the name and country of tax residency of each Beneficial Owner not resident in Spain for tax purposes as of the Payment Date substantially in the form provided in Exhibit II to this Annex C.

4. If the Beneficial Owner is resident in Spain for tax purposes and is subject to the Spanish Corporate Income Tax, the entities listed in paragraphs 2 or 3 above (such as DTC participants or Euroclear participants which are Qualified Institutions) must submit a certification specifying the name, address, Tax Identification Number, the CUSIP or ISIN code of the Notes, the beneficial interest in the principal amount of Notes held at each Payment Date, gross income and amount withheld, substantially in the form set out in Exhibit III to this Annex C.

5. In the case of Beneficial Owners who do not hold their interests in the Notes through Qualified Institutions or whose holdings are not channeled through a securities clearing and deposit entity recognized for these purposes by Spanish law or by the law of another OECD member country, the Beneficial Owner must submit (i) proof of beneficial ownership and (ii) a Government Tax Residency Certificate.

ARTICLE II

Direct Refund from Spanish Tax Authorities Procedure

1. Beneficial Owners entitled to exemption from Spanish withholding tax who have not timely followed either the Immediate Refund (aka “Relief at Source”) Procedure set forth in Article I of Annex A or Article I of Annex B to this Prospectus Supplement or the “Quick Refund Procedures” set forth in Article II of Annex A or Article II of Annex B to this Prospectus Supplement, and therefore have been subject to Spanish withholding tax, may request a full refund of the amount that has been withheld directly from the Spanish tax authorities.

2. Beneficial Owners have up to the time period allowed pursuant to Spanish law (currently, a maximum of four years as of the relevant Payment Date) to claim the amount withheld from the Spanish Treasury by filing with the Spanish tax authorities, among other documents (i) the relevant Spanish tax form, (ii) proof of beneficial ownership and (iii) a Government Tax Residency Certificate (from the IRS in the case of U.S. resident Beneficial Owners).

EXHIBIT I

[English translation provided for informational purposes only]

Modelo de certificación en inversiones por cuenta propia

Form of Certificate for Own Account Investments

(nombre) (name)

(domicilio) (address)

(NIF) (tax identification number)

(en calidad de), en nombre y representación de la Entidad abajo señalada a los efectos previstos en el artículo 44.2.a) del Real Decreto 1065/2007,

(function), in the name and on behalf of the Entity indicated below, for the purposes of article 44.2.a) of Royal Decree 1065/2007,

CERTIFICO:

I CERTIFY:

1. Que el nombre o razón social de la Entidad que represento es:

that the name of the Entity I represent is:

2. Que su residencia fiscal es la siguiente:

that its residence for tax purposes is:

3. Que la Entidad que represento está inscrita en el Registro de that the institution I represent is recorded in the Register of

(país, estado, ciudad), con el número

(country, state, city), under number

4. Que la Entidad que represento está sometida a la supervisión de (Órgano supervisor)

that the institution I represent is supervised by (Supervision body)

en virtud de (normativa que lo regula)

under (governing rules).

Todo ello en relación con:

All the above in relation to:

Identificación de los valores poseidos por cuenta propia

Identification of securities held on own account:

Importe de los rendimientos

Amount of income

Lo que certifico en     a     de     de 20

I certify the above in [location] on the [day] of [month] of [year]

EXHIBIT II

[English translation provided for informational purposes only]

Modelo de certificación en inversiones por cuenta ajena

Form of Certificate for Third Party Investments

(nombre) (name)

(domicilio) (address)

(NIF) (tax identification number)

(en calidad de), en nombre y representación de la Entidad abajo señalada a los efectos previstos en el artículo 44.2.b) y c) del Real Decreto 1065/2007,

(function), in the name and on behalf of the Entity indicated below, for the purposes of article 44.2.b) and c) of Royal Decree 1065/2007,

CERTIFICO:

I CERTIFY:

1. Que el nombre o razón social de la Entidad que represento es:

that the name of the Entity I represent is:

2. Que su residencia fiscal es la siguiente:

that its residence for tax purposes is:

3. Que la Entidad que represento está inscrita en el Registro de that the institution I represent is recorded in the Register of

(país, estado, ciudad), con el número

(country, state, city), under number

4. Que la Entidad que represento está sometida a la supervisión de (Órgano supervisor)

that the institution I represent is supervised by (Supervision body)

en virtud de (normativa que lo regula)

under (governing rules).

5. Que, de acuerdo con los Registros de la Entidad que represento, la relación de titulares adjunta a la presente certificación, comprensiva del nombre de cada uno de los titulares no residentes, su país de residencia y el importe de los correspondientes rendimientos, es exacta, y no incluye personas o entidades residentes en España1 ~~o en los países o territorios que tienen en España la consideración de paraíso fiscal de acuerdo con las normas reglamentarias en vigor~~.1

That, according to the records of the Entity I represent, the list of beneficial owners attached hereto, including the names of all the non-Spanish resident Beneficial Owners, their country of residence and the relevant income is accurate, and does not include person(s) or institution(s) resident2 ~~either~~ in Spain ~~or in tax haven countries or territories as defined under Spanish applicable regulations~~.2

Lo que certifico en     a     de     de 20

I certify the above in [location] on the [day] of [month] of [year]

[1]	Derogado en virtud de lo previsto en el artículo 4 y la Disposición Derogatoria Única del Real Decreto — ley 2/2008, de 21 de abril, de medidas de impulso a la actividad económica.
[2]	Abolished by virtue of article 4 and Repealing Disposition of Royal Decree Law 2/2008 of April 21 on measures to promote economic activity.

RELACIÓN ADJUNTA A CUMPLIMENTAR:

TO BE ATTACHED:

Identificación de los valores:

Identification of the securities

Listado de titulares:

List of beneficial owners:

Nombre/País de residencia/Importe de los rendimientos

Name/Country of residence/Amount of income

EXHIBIT III

[English translation provided for informational purposes only]

Modelo de certificación para hacer efectiva la exclusión de retención a los sujetos pasivos del Impuesto sobre Sociedades y a los establecimientos permanentes sujetos pasivos del Impuesto sobre la Renta de no Residentes

Form of Certificate for application of the exemption from withholding to Spanish Corporate Income Tax taxpayers and to permanent establishments of Non-Resident Income Tax taxpayers

(nombre) (name)

(domicilio) (address)

(NIF) (tax identification number)

(en calidad de), en nombre y representación de la Entidad abajo señalada a los efectos previstos en el artículo 59.s) del Real Decreto 1777/2004,

(function), in the name and on behalf of the Entity indicated below, for the purposes of article 59.s) of Royal Decree 1777/2004,

CERTIFICO:

I CERTIFY:

1. Que el nombre o razón social de la Entidad que represento es:

that the name of the Entity I represent is:

2. Que su residencia fiscal es la siguiente:

that its residence for tax purposes is:

3. Que la Entidad que represento está inscrita en el Registro de that the institution I represent is recorded in the Register of

(país, estado, ciudad), con el número

(country, state, city), under number

4. Que la Entidad que represento está sometida a la supervisión de (Órgano supervisor)

that the institution I represent is supervised by (Supervision body)

en virtud de (normativa que lo regula)

under (governing rules).

5. Que, a través de la Entidad que represento, los titulares incluidos en la relación adjunta, sujetos pasivos del Impuesto sobre Sociedades y establecimientos permanentes en España de sujetos pasivos del Impuesto sobre la Renta de no Residentes, son perceptores de los rendimientos indicados.

That, through the Entity I represent, the list of beneficial owners hereby attached, are Spanish Corporate Income Tax taxpayers and permanent establishments in Spain of Non-Resident Income Tax taxpayers, and are recipients of the referred income.

6. Que la Entidad que represento conserva, a disposición del emisor, fotocopia de la tarjeta acreditativa del número de identificación fiscal de los titulares incluidos en la relación.

That the Entity I represent keeps, at the disposal of the Issuer, a photocopy of the card evidencing the Fiscal Identification Number of the beneficial owners included in the attached list.

Lo que certifico en      a      de      de 20

I certify the above in [location] on the [day] of [month] of [year]

RELACIÓN ADJUNTA:

TO BE ATTACHED:

Identificación de los valores:

Identification of the securities

Razón social/Domicilio/Número de identificación fiscal/Número de valores/Rendimientos brutos/ Retención al 19%

Name/Domicile/Fiscal Identification Number/Number of securities/Gross income/Amount withheld at 19%.

ANNEX D

COMPENSATION PAYABLE TO THE

TAX CERTIFICATION AGENT

PART I

The Notes

On or prior to the issue date of the Notes, the Issuer (failing which the Guarantor) will pay to the Tax Certification Agent the amount of €20,000 to such account of the Tax Certification Agent as it may specify, such fee being the fee payable to the Tax Certification Agent in respect of services provided prior to the issue of the Notes.

The Issuer (failing which the Guarantor) will pay to the Tax Certification Agent its fees and expenses for the duties to be carried out by the Tax Certification Agent following the issue of the Notes according to the agreed fee schedule at the date of this Agreement which is set out in Part II of this Annex (the Standard Fee Schedule No. 2006.1). The fee applicable to any particular duty may be amended from time to time by agreement between the parties provided that for any such duty, no such amendment will result in an increase or decrease in excess of 10% from the prior year’s fee for such duty.

Additional Notes

On or prior to the issue date of each series of Additional Notes, the Issuer (failing which the Guarantor), unless another party is referenced in the relevant Letter of Appointment, will pay to the Tax Certification Agent an Issue Acceptance and Set Up Fee in the amount shown in the Letter of Appointment to such account of the Tax Certification Agent as it may specify.

The agreed fee schedule used for the duties to be carried out by the Tax Certification Agent in relation to each series of Additional Notes shall be either fee schedule 2006.1 or the fee schedule set out in Part III of this Annex (the Standard Fee Schedule No. 2006.2) as set out in the Letter of Appointment. The fee applicable to any particular duty may be amended from time to time by agreement between the parties provided that for any such duty, no such amendment will result in an increase or decrease in excess of 10% from the prior year’s fee for such duty.

Fungible issues

If further notes are issued so as to be consolidated and form a single series with the Notes, the parties agree that they will consult with a view to agreeing the additional fees that may be payable in respect of such increase.

PART II

Standard Fee Schedule No. 2006.1 For Debt Issues Subject to DTC’s Interim Accounting System

(or any similar processing system resulting in payments to persons who hold the securities on Payment Date rather than holders on an advance Record Date).

A. PAYMENT DATE SET-UP

Creation of processing procedures to collect tax compliance data from beneficial owners, agents, clearing systems and financial intermediaries. Payment set-up includes (i) coordination with all such parties to assure effective processing, (ii) integrating current interest payment amounts for floating rate obligations in all announcement and certification materials, (iii) review and vetting by authorized officials of the Issuer of periodic announcements and assisting the Issuer, the Guarantor or the Paying Agents so that they may give such notices on a timely basis and (iv) set-up of specialized web interfaces including all necessary analytic features and documentation to reflect periodic rate setting activity. These fees include operations during the Standard and quick refund periods related to each payment date.

Fees:

€6,000 per payment date, plus

€1,000 per ISIN (per payment date).

B. CERTIFICATION PROCESSING

Receive tax relief certification instructions with respect to each payment date from direct and indirect clearing system participants on the behalf of their clients; validate such instructions at the level of (i) indirect participants, (ii) direct participants, (iii) clearing systems and (iv) any additional custodial agents through which such securities may be held. These fees include the transmission to the Issuer and the Guarantor of PDF copies of all certification annexes by the Payment Date as well as the transmission of paper copies of such certificates shortly after the Payment Date. Our fees also include all support necessary to clearing system participants and other custodial intermediaries through each Payment Date and Quick Refund Payment Dates. Our fees include both standard and quick refund components associated with each payment date.

Fees

€190 per clearing system participant account through which the securities (for which relief is requested) are held, per payment date (irrespective of the number of instructions processed for each such account).

plus

€17 per beneficial owner certification processed per payment date. But subject to a maximum of 50 beneficial owners per clearing system account.

plus

€280 per clearing system account through which clearing system instructions or Acupay certifications are submitted after the Standard Deadline (i.e. after 8:00 p.m. New York time on the fourth New York Business Day prior to each Interest Payment Date) irrespective of the number of instructions processed for each such account.

plus

€40 per beneficial owner certification processed after the Standard Deadline.

C. SUBMISSION OF PAYING AGENT PAYMENT REPORTS (PER PAYMENT DATE)

€2,500 for each ISIN/CUSIP for relief at source payment instructions.

plus

€1,000 for each ISIN/CUSIP for quick refund payment instructions, plus

€20 per Quick Refund Bank Wire (with confirmation of receipt)

These services are intended to result in the timely delivery to the Paying Agent of instructions necessary to effect (i) payments to clearing systems on Payment Date and (ii) payments to clearing system and/or their Participants with respect to Quick Refund amounts.

D. SUBMISSION OF TAX DATA TO ISSUER (INTERNET AND 198 FORMATS)

€1,300 for the first ISIN

€500 for the second to fifth ISINs

€200 for the sixth and all subsequent ISINs

€3 for each beneficial owner payment certification submitted on the filing, but subject to a maximum of 1,000 beneficial owners per filing.

This fee covers provision of Internet based real time reporting of all tax compliance activity. It also includes the submission of one report to the Issuer (in both machine readable and human readable “198” formats). All such reports are reconciled to the records of the Paying Agent (with respect to amounts paid to clearing systems) and to the records of the Issuer (with respect to withheld amounts obtained from the Paying Agent and remitted to the government). We will retain copies of all reports (and related underlying documentation) for the greater of (i) five years or (ii) five years following the final maturity or redemption of the security.

E. PARTICIPANT AND INVESTOR HELP LINE

€300 per ISIN per year, plus

Investor/Participant inquiry/ €15 per inquiry (simple);

—plus €3 per email or minute (over five minutes) for lengthy or complex situations.

Set-up and maintain a help line for your company’s securities. Assist participants and investors with their questions regarding the tax withholding and “at source relief” elements of your company’s securities. Our annual fees are pro-rated to account for “partial year” assignments (especially during the first and last year during which the securities are outstanding). Included in this fee is the delivery of periodic reports to the Issuer and the Guarantor documenting all participant and investor inquiries (with a narrative regarding each such inquiry; contact details for each such participant and investor and the disposition of each inquiry).

F. CONSULTATION IN PROCEDURE DESIGN, DOCUMENTATION AND SYSTEMS (SUBJECT TO “NOTE” ON NEXT PAGE REGARDING ADVANCE APPROVAL REQUIREMENT IN CERTAIN CASES)

Consultation in the design of procedures, systems and documents to be employed in the development or execution of tax compliance operations relative to securities. Consultation may include the provision of advice regarding operational procedures and the creation of electronic and paper-based systems to respond to the specific requirements of government authorities, Issuers or market participants. Consultation may be rendered prior to the delivery of securities or over the life of the securities or tax reporting obligations relating thereto. Fees for consultation are charged on an hourly basis in accordance with the nature of the staff involved, as follows:

€485 /hour €375/ hour €315/hour €210/hour €145/hour	Senior Staff Department Heads Vice Presidents Associates Analysts

G. PRE-CERTIFICATION BENEFICIAL NOTE HOLDER IDENTIFICATION RESEARCH

€120 per bank or broker nominee (includes 5 beneficial owners per nominee)

€165/hour Hidden Investor Research

€90/tape Conversion of noteholder identification lists to output mag tape

This analysis will be performed only when we are asked to compile a list of beneficial owners in advance of an interest payment date.

NOTES TO FEE SCHEDULE

Out-of-pocket expenses. Our fees include all costs except for out-of pocket expenses. Out-of-pocket expenses, which may include express courier and third-party fees, (e.g., DTC nominee/participant charges), long distance telephone, fax transmittal and receipt, copies, and regulatory filing fees are billed separately. We reserve the right to request that a reasonable estimate of such amounts be paid in advance of such date when we may be required to pay them. Out of pocket expenses for express shipping are billed at the following levels: broker/bank pass-along charges-€3 per beneficial investor; international envelopes - €28; packs - €48; small boxes - €65; medium boxes - €85; large boxes - €158. Local messenger items are billed at €32 irrespective of the weight. Long distance telephone is billed at €2 per minute. Outbound faxes at €2 per page; inbound faxes at €1 per page.

Advance written approval by the Issuer and/or the Guarantor is required for:

1.	Disbursements individually costing €5,000 or more (with the exception of fees of Euroclear, Clearstream, DTC and their participants which shall be billed directly to the Issuer and/or the Guarantor by those agencies and will not be considered as disbursements of Acupay).
2.	Consultation after the date of delivery of the Notes costing €10,000 or more per year with respect to any issue of Notes.

Such items will be submitted in advance to an authorized official of the Issuer and/or the Guarantor who must approve them (or an estimate of what they are expected to be) in advance of being incurred. If not approved by the Issuer and/or the Guarantor, Acupay will not invoice them to the Issuer and/or the Guarantor and will not have any right to be paid for them.

INVOICE SCHEDULE / PAYMENT DUE. INVOICES ARE NORMALLY SENT MONTHLY. INVOICES ARE DUE AND PAYABLE UPON RECEIPT, AND IN ALL CASSES PRIOR TO THE EXECUTION OF EACH SUBSEQUENT PHASE OF A PROJECT.

Part III

Standard Fee Schedule No. 2006.2 for securities held through clearing systems which transmit payments on such securities to participants which hold the securities on the morning of a record date occurring at least four business days before payment date [Effective Record Date >= (P-4)]

A. PAYMENT DATE SET-UP

Creation of processing procedures to collect tax compliance data from beneficial owners, agents, clearing systems and financial intermediaries. Payment set-up includes (i) coordination with all such parties to assure effective processing, (ii) integrating current interest payment amounts for floating rate obligations (if any) in all announcement and certification materials, (iii) review and vetting by authorized officials of the Issuer of periodic announcements and assisting the Issuer, the Guarantor or the Paying Agents so that they may give such notices on a timely basis and (iv) set-up of specialized web interfaces including all necessary analytic features and documentation to reflect periodic rate setting activity. These fees include operations during the Standard and quick refund periods related to each payment date.

Fees:

€3,500 per payment date, plus

€450 per ISIN per payment date

B. CERTIFICATION PROCESSING

Receive tax relief certification instructions with respect to each payment date from direct and indirect clearing system participants on the behalf of their clients; validate such instructions at the level of (i) indirect participants, (ii) direct participants, (iii) clearing systems and (iv) any additional custodial agents through which such securities may be held. These fees include the transmission to the Issuer and the Guarantor of PDF copies of all certification annexes by the Payment Date as well as the transmission of paper copies of such certificates shortly after the Payment Date. Our fees also include all support necessary to clearing system participants and other custodial intermediaries through each Payment Date and Quick Refund Payment Dates. Our fees include both standard and quick refund components associated with each payment date.

Fees

€115 per clearing system account through which the securities (for which relief is requested) are held, per payment date (irrespective of the number of instructions processed for each such account).

plus

€9 per beneficial owner certification processed per payment date. But subject to a maximum of 50 beneficial owners per clearing system account.

plus

€240 per clearing system account through which clearing system instructions or Acupay certifications are submitted after the Standard Deadline irrespective of the number of instructions processed for each such account.

plus

€27 per beneficial owner certification processed after the Standard Deadline.

C. SUBMISSION OF PAYING AGENT PAYMENT REPORTS (PER PAYMENT DATE)

€2,500 for each ISIN/CUSIP for Relief at Source Payment Instructions plus

€1,000 for each ISIN/CUSIP for Quick Refund Payment Instructions (if any) plus

€20 per Quick Refund Bank Wire to Participants, if any (with confirmation of receipt)

These services are intended to result in the timely delivery to the Paying Agent of instructions necessary to effect (i) payments to clearing systems on Payment Date and (ii) payments to clearing systems or their Participants with respect to Quick Refund amounts.

D. SUBMISSION OF TAX DATA TO ISSUER (INTERNET AND 198 FORMATS)

€1,300 for the first ISIN

€500 for the second to fifth ISINs

€200 for the sixth and all subsequent ISINs

€3 for each beneficial owner payment certification submitted on the filing, but subject to a maximum of 1,000 beneficial owners per filing.

This fee covers provision of Internet based real time reporting of all tax compliance activity. It also includes the submission of one report to the Issuer (in both machine readable and human readable “198” formats). All such reports are reconciled to the records of the Paying Agent (with respect to amounts paid to clearing systems) and to the records of the Issuer (with respect to withheld amounts obtained from the Paying Agent and remitted to the government). We will retain copies of all reports (and related underlying documentation) for the greater of (i) five years or (ii) five years following the final maturity or redemption of the security.

E. PARTICIPANT AND INVESTOR HELP LINE

€300 per ISIN per year, plus

Investor/Participant inquiries: / €15 per inquiry (simple);

—plus €3 per email or minute (over 5 minutes) for lengthy or complex situations.

Set-up and maintain a help line for your company’s securities. Assist participants and beneficial investors with their questions regarding the tax withholding and “at source relief” elements of your company’s securities. Our annual fees are pro-rated to account for “partial year” assignments (especially during the first and last year during which the securities are outstanding). Included in this fee is the delivery of periodic reports to the Issuer and the Guarantor documenting all participant and investor inquiries (with a narrative regarding each such inquiry; contact details for each such participant and investor and the disposition of each inquiry).

F. CONSULTATION IN PROCEDURE DESIGN, DOCUMENTATION AND SYSTEMS (SUBJECT TO “NOTE” ON NEXT PAGE REGARDING ADVANCE APPROVAL REQUIREMENT IN CERTAIN CASES)

Consultation in the design of procedures, systems and documents to be employed in the development or execution of tax compliance operations relative to securities. Consultation may include the provision of advice regarding operational procedures and the creation of electronic and paper-based systems to respond to the specific requirements of government authorities, Issuers or market participants. Consultation may be rendered prior to the delivery of securities or over the life of the securities or tax reporting obligations relating thereto. Fees for consultation are charged on an hourly basis in accordance with the nature of the staff involved, as follows:

€485/hour	Senior Staff
€375/hour	Department Heads
€315/hour	Vice Presidents
€210/hour	Associates
€145/hour	Analysts

G. PRE-CERTIFICATION BENEFICIAL NOTE HOLDER IDENTIFICATION RESEARCH

€120 per bank or broker nominee (includes 5 beneficial owners per nominee)

€165/hour Hidden Investor Research

€90/tape Conversion of noteholder identification lists to output mag tape

This analysis will be performed only when we are asked to compile a list of beneficial owners in advance of an interest payment date.

NOTES TO FEE SCHEDULE

Out-of-pocket expenses. Our fees include all costs except for out-of pocket expenses. Out-of-pocket expenses, which may include express courier and third-party fees, (e.g., DTC nominee/participant charges), long distance telephone, fax transmittal and receipt, copies, and regulatory filing fees are billed separately. We reserve the right to request that a reasonable estimate of such amounts be paid in advance of such date when we may be required to pay them. Out of pocket expenses for express shipping are billed at the following levels: broker/bank pass-along charges - €3 per beneficial investor; international envelopes - €28; packs - €48; small boxes - €65; medium boxes - €85; large boxes - €158. Local messenger items are billed at €32 irrespective of the weight. Long distance telephone is billed at €2 per minute. Outbound faxes at €2 per page; inbound faxes at €1 per page.

Advance written approval by the Issuer and/or the Guarantor is required for:

1.	Disbursements individually costing €5,000 or more (with the exception of fees of Euroclear, Clearstream, DTC and their participants which shall be billed directly to the Issuer and/or the Guarantor by those agencies and will not be considered as disbursements of Acupay).

2.	Consultation after the date of delivery of the Notes costing €10,000 or more per year with respect to any issue of Notes.

Such items will be submitted in advance to an authorized official of the Issuer and/or the Guarantor who must approve them (or an estimate of what they are expected to be) in advance of being incurred. If not approved by the Issuer and/or the Guarantor, Acupay will not invoice them to the Issuer and/or the Guarantor and will not have any right to be paid for them.

INVOICE SCHEDULE / PAYMENT DUE. INVOICES ARE NORMALLY SENT MONTHLY. INVOICES ARE DUE AND PAYABLE UPON RECEIPT, AND IN ALL CASSES PRIOR TO THE EXECUTION OF EACH SUBSEQUENT PHASE OF A PROJECT.

PART IV

Letter of Appointment

I, Juan Isusi Garteiz Gogeascoa, Director of BBVA U.S. SENIOR, S.A. UNIPERSONAL (the Issuer), pursuant to Section 2 of the Tax Certification Agency Agreement dated May 18, 2011 (the Agreement) among the Issuer, BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the Guarantor) and Acupay System LLC, as tax certification agent (the Tax Certification Agent), certify that there is hereby established $1,000,000,000 3.250% Fixed Rate Senior Notes due May 16, 2014 (the Fixed Rate Notes) and $600,000,000 Floating Rate Senior Notes due May 16, 2014 (the Floating Rate Notes and, together with the Fixed Rate Notes, the Notes) to be delivered under the Indenture dated June 28, 2010 between the Issuer, the Guarantor and the Paying Agent (the Indenture), and hereby request that the Tax Certification Agent accept its appointment with respect to such Notes on the terms set forth in the Agreement for the following periods and in accordance with the following conditions:

Aggregate Principal Amount:	$1,000,000,000 3.250% Fixed Rate Senior Notes

$600,000,000 Floating Rate Senior Notes

Issue Date:	May 18, 2011

Maturity Date:	May 16, 2014

Interest Payment Dates the Fixed Rate Notes:	Semi-annually on November 16th and May 16th of each year until the Maturity Date, starting on November 16, 2011.

Interest Payment Dates the Floating Rate Notes:	Quarterly on August 16, November 16 , February 16 and May 16 of each year until the Maturity Date, starting on August 16, 2011.

The Fixed Rate Notes:

CUSIP:	055299AJ0

ISIN:	US055299AJ03

The Floating Rate Notes:

CUSIP:	055299AK7

ISIN:	US055299AK75

Issue Acceptance and Set Up Fee: Fee schedule used:	€20,000 Fee schedule 2006.1

Any agreed fee variations:	None

Any agreed procedure amendments:	None

IN WITNESS WHEREOF, I have executed this Letter of Appointment as of the 18th day of May, 2011.

BBVA U.S. SENIOR, S.A. UNIPERSONAL

By:	/s/ Juan Isusi
Name: Juan Isusi
Title: Director

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Pedro M. Urresti
Name: Pedro M. Urresti
Title: Deputy CFO

IN WITNESS WHEREOF, the Tax Certification Agent hereby accepts its appointment with respect to the Notes under this Letter of Appointment as of the 18th day of May, 2011.

ACUPAY SYSTEM LLC

By:	/s/ Robert Apfel
Name: Robert Apfel
Title: President